Form 20-F
period 1999-09-30
CRUSADE MANAGEMENT LTD
filed 2000-03-31
CIK 1092858

===============================================================================
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC 20549
                                 FORM 20-F

(MARK ONE)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the period from September 17, 1999 to September 30, 1999.
Commission file number 333-84977

                         Crusade Management Limited
    in its capacity as Manager of the Crusade Global Trust No. 1 of 1999
                   Australian Company Number 072 715 916
           (Exact name of Registrant as specified in its charter)

                         New South Wales, Australia
              (Jurisdiction of incorporation or organization)

                   Level 11, 55 Market Place, Sydney, NSW
                        2000, Australia (Address of
                        principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities required to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
US$994,000,000 Class A Mortgage Backed Floating Rate Notes due 2030
(the Notes")

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

         Yes      |X|      No       [ ]

         Indicate by check mark which financial statement item the
                     registrant has elected to follow.

  Item 17[ ] Item 18[ ] Incorporated by Reference to filings on Form 6-K | |

===============================================================================

                           CROSS-REFERENCE SHEET

20-F Item Number and Caption                                    Location
-------------------------------------------------------------------------------

PART I

1.  Description of Business........................    Not applicable

2.  Description of Property........................    Property

3.  Legal Proceedings..............................    Legal Proceedings

4.  Control of Registrant..........................    Control of Registrant

5.  Nature of Trading Market.......................    Market Price Information

6.  Exchange Controls and Other Limitations
      Affecting Security Holders...................    Exchange Controls and
                                                       Other Limitations
                                                       Affecting Security
                                                       Holders

7.  Taxation.......................................    Taxation

8.  Selected Financial Data........................    Selected Financial Data

9.  Management's Discussion and Analysis of Financial
      Condition and Results of Operations..........    Not applicable

9A  Disclosure of Market Risks Inherent in Derivatives
      and other Financial Instruments..............    Not applicable

10. Directors and Officers of Registrant...........    Not applicable

11. Compensation of Directors and Officers.........    Not applicable

12. Options to Purchase Securities from Registrant or
      Subsidiaries.................................    Not applicable

13. Interest of Management in Certain Transactions.    Interest of Management
                                                       in Certain Transactions


Part II

14. Description of Securities to be Registered.....    Not applicable


PART III

15. Defaults upon Senior Securities................    Defaults upon Senior
                                                       Securities

16. Changes in Securities and Changes in Security for
      Registered Securities and Use of Proceeds        Changes in Securities
                                                       and Changes in Security
                                                       for Registered Securities
                                                       and Use of Proceeds

PART IV

17. Financial Statements............................   Not applicable

18. Financial Statements............................   Not applicable

19.(a)  Financial Statements........................   Periodic filings on Form
                                                       6-K incorporated by
                                                       reference

   (b)  Exhibits....................................   Exhibits

                             TABLE OF CONTENTS
-------------------------------------------------------------------------------

Part I

Incorporation of Certain Documents by Reference.............................1

Property....................................................................1

Legal Proceedings...........................................................1

Control of Registrant.......................................................1

Market Price Information....................................................2

Exchange Controls and Other Limitations Affecting Security Holders..........2

Taxation....................................................................3

Selected Financial Data.....................................................4

Interest of Management in Certain Transactions..............................5


Part II

Not Applicable..............................................................5


Part III

Defaults Upon Senior Securities.............................................5

Changes in Securities and Changes in Security for Registered Securities
and Use of Proceeds.........................................................5


Part IV

Financial Statements and Exhibits...........................................6

Signatures..................................................................7

Index of Exhibits...........................................................8


Exhibits


Exhibit 99.1: The Manager Officer's Certificate of Compliance...............9

                                   PART 1

         This Annual Report on Form 20-F relates to the Crusade Global Trust No. 1 of 1999 (the "Trust") and the Class A-1, Class A-2, and Class A-3 Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of September 17, 1999 (the "Note Trust Deed"), between AXA Trustees Limited, as issuer trustee (the "Issuer Trustee"); Crusade Management Limited (the "Manager"), as Manager; and Bankers Trust Company, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus Supplement relating to the Notes.

         The information required for some items in Form 20-F is "not applicable" to the Trust or the Manager. As used in this Annual Report filed on Form 20-F, "not applicable" or "Not Applicable" means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the Commission's Staff with respect to substantially similar securities and trusts that file annual reports on Form 10-K.


Item 2.  PROPERTY

         The property of the Trust primarily consists of residential mortgage loans. An Officer's Certificate of Compliance, executed by a director of the Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.

         The Officer's Certificate attached as Exhibit 99.1 covers only the short period between the closing of the transaction and the end of the Manager's fiscal year. As such, no relevant financial material or data has been prepared because no distributions were made to the Noteholders before the end of the Manager's fiscal year on September 30, 1999. As such, Item 8: Selected Financial Data will not be applicable for this Annual Report. Due to the abbreviated nature of the relevant time period, no such information is available and no changes in the relevant market risks have occurred since the filing of the Prospectus relating to the Notes.


Item 3.  LEGAL PROCEEDINGS

         The Manager knows of no material legal proceedings involving any of the Trust, the Manager, the Servicer or the Issuer Trustee.


Item 4.  CONTROL OF REGISTRANT

         The Notes are currently represented by certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company. Accordingly, Cede & Co. is the sole holder of record of the Notes, which it holds on behalf of brokers, dealers, banks and other direct participants in the DTC system.

Item 5.  MARKET PRICE INFORMATION

         The Notes are not traded on any nationally recognized exchange in the United States. The Notes are listed and exchanged on the London Stock Exchange.

Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
         HOLDERS

         The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, the Manager and the Issuer Trustee are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

         (i) withholding taxes (see "Item 7. Taxation" below) in relation to remittances of interest payments;

         (ii) a restriction on making payments from Australia to the Government of Iraq, its agencies or nationals; and

         (iii) a restriction on transactions involving the transfer of funds or payments to or from, by the order of, or on behalf of the authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro), or their agencies, who are not residents of Australia; and

         (iv) a restriction on transactions involving the transfer of funds or payments to, by the order of, or on behalf of:

                  o the Government of Libya or a public authority of Libya;

                  o any commercial, industrial or public utility undertaking owned or controlled, directly or indirectly, by the Government of Libya, or by a public authority of Libya, or by an entity that is owned or controlled by the Government of Libya or a public authority of Libya; or

                  o any person acting for or on the behalf of the Government of Libya or a public authority of Libya or an undertaking or entity as described above.

                  o UNITA or the Taliban (which includes the Islamic Emirates of Afghanistan) and certain of their associated entities and people.

         Notwithstanding the restrictions referred to in paragraphs (ii),
(iii) and (iv) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

         Effectively, the only exchange controls limiting the purchase of domestic securities by non- residents retained in terms of the Manager or the Trust are the Foreign Exchange Regulations relating to the requirement of the Reserve Bank of Australia approval for investment in Australia by central banks, foreign governments and foreign government agencies, which are holders of the official exchange reserves of their country and do not act independently of their government with respect to investment decisions.

Item 7.  TAXATION

Certain Australian Tax Matters

         The following statements with respect to Australian taxation are only general summaries and are based on advice received by the Manager. Purchasers of Notes should consult their own tax advisers concerning the consequences, in their particular circumstances, under Australian tax laws, and the laws of any other taxing jurisdiction, of the ownership of or any dealing in the Notes.


Payments of Principal, Premiums and Interest

         Under existing Australian tax law, non-resident holders of Notes or interests in any Global Note (other than persons holding such securities or interest as part of a business carried on, at or through a permanent establishment in Australia (an "Australian Establishment")) are not subject to Australian income tax on payments of interest or amounts in the nature of interest, including, subject to the fulfilment of all conditions required by section 128F of the Australian Income Tax Assessment Act 1936 (the "Tax Act") as set forth below, interest withholding tax. Under Article 11 of the 1983 United States-Australia Tax Treaty, the maximum Australian withholding rate on interest paid to United States residents who are entitled to the benefit of such Treaty is 10%. Under Australian law, the withholding rates for payments to other jurisdictions is currently 10% on interest or amounts in the nature of interest paid on the Notes. A premium on redemption would generally be treated as an amount in the nature of interest for this purpose.

         Pursuant to section 128F of the Tax Act, an exemption from Australian interest withholding tax applies provided all prescribed conditions are met. Such conditions include the issue of the Notes in a way that satisfies an objective public offer test. The Issuer Trustee will seek to issue the Notes in a way that will satisfy such test and otherwise meet the requirements of section 128F including by listing the Notes.

         The test will not be satisfied if the Issuer Trustee knew, or had reasonable grounds to suspect, that the Notes were being or would later be acquired either directly or indirectly by an associate of the Issuer Trustee within the meaning of Section 128F of the Tax Act, other than in the capacity of a dealer, Manager or underwriter in relation to the placement of a Note.

         The exemption from Australian withholding tax will also not apply to interest paid by the Issuer Trustee to an associate of the Issuer Trustee within the meaning of section 128F if, at the time of the payment, the Issuer Trustee knows, or has reasonable grounds to suspect, that the person is an associate.


Profit on Sale

         Under current Australian law, non-resident holders of Notes will not be subject to Australian income tax on profits derived from the sale or disposal of Notes (but see below for discussion of Australia's capital gains provisions):

         (1)      if the profits do not have an Australian source; or

         (2) where the profits do have an Australian source, if the holder is resident in a country with which Australia has entered into a double tax treaty, is entitled to the benefit of that treaty and the profits are business profits for the purposes of the treaty which are not attributable to a business carried on through an Australian Establishment.

         The source of any profit on the disposal of Notes will depend on the factual circumstances of the actual disposal. Where the Notes are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have an Australian Establishment, the profit should not have an Australian source. There are, however, specific withholding tax rules that can apply to treat a portion of the sale price of Notes as interest for withholding tax purposes (and which amounts are not covered by the exemption conditions in section 128F). These rules can apply when:

         (1) Notes are sold for an amount in excess of their issue price prior to maturity; or

         (2) Notes are sold to an Australian resident in connection with a "washing arrangement" (as defined in the Tax Act).

         Under provisions for the taxation of capital gains, non-resident holders of Notes would be subject to Australian tax on profits derived from the sale or disposal of Notes if the Notes were at any time prior to the sale or disposal held as part of a business carried on through an Australian Establishment.

Other Taxes

         No stamp, issue, registration or similar taxes are payable in Australia in connection with the issue of the Notes. Furthermore, a transfer of, or agreement to transfer, Notes executed outside of Australia will not be subject to Australian stamp duty.


Item 8.  SELECTED FINANCIAL DATA

         Pursuant to Item 2, no financial information related to the Notes is available at this time.

Item 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

       None.


                                  PART II

                               NOT APPLICABLE


                                  PART III


Item 15.   DEFAULTS UPON SENIOR SECURITIES

        None


Item 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

        None

                                  PART IV


Item 19.   FINANCIAL STATEMENTS AND EXHIBITS

a. See the "Selected Financial Data" section in this Annual Report and the Exhibits described in section (b) below.

b.   Exhibits

     The following documents are filed as part of this Annual Report:

     1.    Exhibit 99.1: The Manager Officer's Certificate of Compliance

                                 SIGNATURES




     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   CRUSADE MANAGEMENT LIMITED


                                    /s/ Michael Bowan
                                   ------------------------------------------
                                   Name:  Michael Bowan
                                   Title: Company Secretary


Date: March 31, 2000

                             INDEX TO EXHIBITS


Exhibit No.       Document Description
----------        --------------------

   99.1           The Manager Officer's Certificate of Compliance