Form 20-F
period 2000-09-30
CRUSADE MANAGEMENT LTD
filed 2001-08-15
CIK 1092858

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

For the period from October 1, 1999 to September 30, 2000.
Commission file number 333-84977

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

Securities registered or to be registered pursuant to Section 12(b) of the
Act:  None
Securities required to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: US$994,000,000 Class A Mortgage Backed Floating Rate Notes due 2030 ("the Notes")

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

         Yes      |X|      No       |_|

Indicate by check mark which financial statement item the registrant has elected to follow

 Item 17|_|   Item 18|_|    Incorporated by Reference to filings on Form 6k|X|

                           CROSS-REFERENCE SHEET

20-F Item Numbers and Caption                              Location


PART I

1. Identify of Directors, Senior Management                Not applicable
   And Advisers

2. Other Statistics and Expected Timetable                 Not applicable

3. Key Information                                         Selected Financial
                                                           Information

4. Information on the Company                              Property

5. Operation and Financial Review and Prospects            Not Applicable

6. Directors, Senior Management and Employees              Not applicable

7. Major Shareholders and Related Party                    Major Shareholders
    Transactions                                           and Interest of
                                                           Management and
                                                           Related Parties in
                                                           Transactions

8. Financial Information                                   Not applicable

9. The Offer and Listing                                   Markets

10. Additional Information                                 Exchange Controls,
                                                           Taxation, Legal
                                                           Proceedings, Holders
                                                           of Notes

11. Quantitative and Qualitative Disclosures               Market Risk
      about Market Risk

12. Description of Securities Other than Equity            Not applicable
      Securities

Part II

13. Defaults, Dividend Arrearages and Delinquencies        Defaults and
                                                           Delinquencies

14. Material Modifications to Rights of Security           Material
      Holders and Use of Proceeds                          Modifications to
                                                           Rights of Security
                                                           Holders

15. [RESERVED]

16. [RESERVED]



Part III

17. Financial Statements                                   Not applicable

18. Financial Statements                                   Not applicable

19. (a) Financial Statements                               Periodic Filings on
                                                           Form 6K
                                                           incorporated by
                                                           reference

      (b) Exhibits                                         Exhibits

TABLE OF CONTENTS
Part I

Incorporation of Certain Documents by Reference...............................1

Item 3: Selected Financial Information........................................1

Item 4: Property..............................................................1

Item 7: Interest of Management and Related Parties in Transactions............2

Item 9: Markets...............................................................2

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes.....2

Item 11: Market Risks.........................................................3


Part II

Item 13: Defaults and Delinquencies...........................................7

Item 14: Material Modification to Rights of Security Holders..................7

Part III

Item 19: Financial Statements and Exhibits....................................7


Exhibits

Exhibit 13.1: Noteholders Report for the November 15, 1999 payment date

Exhibit 13.2: Noteholders Report for the February 15, 1999 payment date

Exhibit 13.3: Noteholders Report for the May 15, 2000 payment date

Exhibit 13.4: Noteholders Report for the August 15, 2000 payment date

Exhibit 13.5: Aggregate Totals for Fiscal Year

Exhibit 99.1: The Manager Officer's Certificate of Compliance

Exhibit 99.2: Custodial Services Audit Report

Exhibit 99.3: KPMG Consent to Publish Letter

Exhibit 99.4: Financial Report of the Trust for the Period Ending
              September 30, 2000

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

         On December 20, 2000 Perpetual Trustees Australia Limited acquired AXA Trustees Limited. AXA Trustees Limited has now changed its name to Perpetual Trustees Consolidated Limited. Perpetual Trustees Consolidated Limited will continue to be obligated to perform the duties of the Issuer Trustee under the Transaction Documents.

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

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Manager incorporates by reference its Noteholders Reports, filed as periodic filings on Form 6-K, which contain all financial information related to the Trust relevant to the holders of the Notes (the "Noteholders"), pursuant to rule 12b-23 promulgated under the Securities Exchange Act of 1934.


Item 3.  SELECTED FINANCIAL INFORMATION

         The Manager incorporates by reference and attaches hereto as Exhibit 13, pursuant to Rules 12b-23 promulgated under the Securities Exchange Act of 1934, the following quarterly Noteholder Reports (the "Noteholder Reports"), filed on Form 6-K, which include all financial information relating to the Trust that is relevant to Noteholders.

     o Noteholders Report for the November 15, 1999 Payment date

     o Noteholders Report for the February 15, 2000 Payment date

     o Noteholders Report for the May 15, 2000 Payment date

     o Noteholders Report for the August 15, 2000 Payment date

The Trust Manager also attaches hereto, as Exhibits 13.5, Exhibit 99.2 and Exhibits 99.4 respectively, the following documents: -

     o Aggregate Totals for Fiscal Year,

     o Custodial Audit Report by KPMG, and

     o Financial Report of the Trust for the period Ending September 30, 2000.

Currency Exchange

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on August 14, 2001 was US$0.5201=A$1.00.

         Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of the currency swap. Please refer to Note 1(e) of the Financial Report of the Trust for the Period Ending September 30, 2001, attached as Exhibit 99.4.

Item 4.  PROPERTY

         The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibits 13.1 through 13.4, the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.5 and the Financial Report of the Trust for the Period Ending September 30, 2000, attached as Exhibit 99.4.

         Additionally, an Officer's Certificate of Compliance, executed by a director of the Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.


Item 7. MAJOR SHAREHOLDERS AND INTEREST OF MANAGEMENT AND RELATED PARTIES IN TRANSACTIONS

Crusade Management Limited is a wholly owned subsidiary of St George Bank Limited. Its principal business activity is the management of securitisation trusts established under St George Bank Limited's Crusade Trust, Crusade Euro Trust and Crusade Auto Trust Programmes.

St George Bank Limited provides working capital to Crusade Management Limited. Also, Crusade Management Limited has entered into transactions on commercial terms with either St George Bank Limited or wholly owned subsidiaries of St George Bank Limited in order to carry out its functions as manager under the securitisation trusts.


Item 9.  MARKETS

         The Notes are not traded on any nationally recognized exchange in the United States. The Notes are listed and exchanged on the London Stock Exchange.

Item 10. EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES

EXCHANGE CONTROLS

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

                  o    any person acting for or on the behalf of the Government
                     of Libya or a public authority of Libya or an undertaking or entity as described above; or

                  o    UNITA or the Taliban (which includes the Islamic
                     Emirates of Afghanistan) and certain of their associated entities and people.

         Notwithstanding the restrictions referred to in paragraphs (ii),
(iii) and (iv) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

         Effectively, the only exchange controls limiting the purchase of domestic securities by non-residents retained in terms of the Manager or the Trust are the Foreign Exchange Regulations relating to the requirement of the Reserve Bank of Australia approval for investment in Australia by central banks, foreign governments and foreign government agencies, which are holders of the official exchange reserves of their country and do not act independently of their government with respect to investment decisions.

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


Payments of Principal, Premiums and Interest

         Under existing Australian tax law, non-resident holders of Notes or interests in any Global Note (other than persons holding such securities or interest as part of a business carried on, at or through a permanent establishment in Australia (an "Australian Establishment")) are not subject to Australian income tax on payments of interest or amounts in the nature of interest, including, subject to the fulfilment of all conditions required by section 128F of the Australian Income Tax Assessment Act 1936 (the "Tax Act") as set forth below, interest withholding tax. Under Article 11 of the 1983 United States-Australia Tax Treaty, the maximum Australian withholding rate on interest paid to United States residents who are entitled to the benefit of such Treaty is 10%. Under Australian law, the withholding rates for payments to other jurisdictions are currently 10% on interest or amounts in the nature of interest paid on the Notes. A premium on redemption would generally be treated as an amount in the nature of interest for this purpose.

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

HOLDERS OF NOTES

         The Notes are currently represented by certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company. Accordingly, Cede & Co. is the sole holder of record of the Notes, which it holds on behalf of brokers, dealers, banks and other direct participants in the DTC system.

Item 11. MARKET RISKS

         Information regarding various market risks can be found in the Financial Report for the Period Ending September 30, 2000 attached as
Exhibit 99.4.

                                   PART II


Item 13. DEFAULTS AND DELINQUENCIES

     There has been no material default or delinquency in the payment of principal or interest on the Notes.

     Delinquency and loss information on the mortgage loans has been provided in the Noteholder Reports.

Item 14. MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS

     None.


                                   PART III


Item 19.   FINANCIAL STATEMENTS AND EXHIBITS

a. See the "Selected Financial Data" section in this Annual Report and the Exhibits described in section (b) below.

b.  Exhibits

     The following documents are filed as part of this Annual Report:

1.   Exhibit 13.1: Noteholders Report for the November 15, 1999 Payment Date
2.   Exhibit 13.2: Noteholders Report for the February 15, 2000 Payment Date
3.   Exhibit 13.3: Noteholders Report for the May 15, 2000 Payment Date
4.   Exhibit 13.4: Noteholders Report for the August 15, 2000 Payment Date
5.   Exhibit 13.5: Aggregate Totals for the Fiscal Year
6.   Exhibit 99.1: The Manager Officer's Certificate of Compliance
7.   Exhibit 99.2: Custodial Services Audit Report
8.   Exhibit 99.3: KPMG Consent to Publish Audit Report
9.   Exhibit 99.4: Financial Report of the Trust for the Period Ending
                   September 30, 2000.

                                 SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              CRUSADE MANAGEMENT LIMITED



                                              /S/ G.M. Bartlett

                                              Name: G.M. Bartlett
                                              Title: Director




Date: August 15, 2001

                               INDEX TO EXHIBITS


Exhibit No.    Document Description
----------     --------------------

  13.1:        Noteholders Report for the November 15, 1999 Payment Date
  13.2:        Noteholders Report for the February 15, 2000 Payment Date
  13.3:        Noteholders Report for the May 15, 2000 Payment Date
  13.4:        Noteholders Report for the August 15, 2000 Payment Date
  13.5:        Aggregate Totals for the Fiscal Year
  99.1:        The Manager Officer's Certificate of Compliance
  99.2:        Custodial Services Audit Report
  99.3:        KPMG Consent to Publish Audit Report.
  99.4:        Financial Report of the Trust for the Period Ending
               September 30, 2000