Form 20-F
period 2001-09-30
CRUSADE MANAGEMENT LTD
filed 2002-04-16
CIK 1092858

SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                    FORM 20-F

(MARK ONE)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from September 5, 2001 to September 30, 2001. Commission file number 333-67782


                           CRUSADE MANAGEMENT LIMITED
      In its capacity as Manager of the Crusade Global Trust No. 2 of 2001
                      Australian Company Number 072 715 916
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION
15(d) OF THE ACT
US$800,000,000 Class A Mortgage Backed Floating Rate Notes due 2032 (the Notes")



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

  Yes   [_]      No   [X]

Indicate by check mark which financial statement item the registrant has elected to follow

  Item 17[_]    Item 18[_]   Incorporated by Reference to filings on Form 6k |X|

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

3.   Key Information                                            Selected Financial Information

4.   Information on the Company                                 Property

5.   Operation and Financial Review and Prospects               Not Applicable

6.   Directors, Senior Management and Employees                 Not applicable

7.   Major Shareholders and Related Party                       Major Shareholders and Interest of
     Transactions                                               Management and Related Parties in Transactions

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

11.  Quantitative and Qualitative Disclosures                   Market Risk
     about Market Risk

12.  Description of Securities Other than Equity                Not applicable
     Securities







PART II

13.  Defaults, Dividend Arrearages and Delinquencies            Defaults and Delinquencies

14.  Material Modifications to Rights of Security               Material Modifications to Rights of
     Holders and Use of Proceeds                                Security Holders

15.  [RESERVED]

16.  [RESERVED]



PART III

17.  Financial Statements                                       Not applicable

18.  Financial Statements                                       Not applicable

19.  (a) Financial Statements                                   Periodic Filings on Form 6K
                                                                incorporated by reference

     (b) Exhibits                                               Exhibits

TABLE OF CONTENTS


PART I

Incorporation of Certain Documents by Reference.........................................................1

Item 3:   Selected Financial Information................................................................1

Item 4:   Property......................................................................................2

Item 7:   Major Shareholders & Interest of Management and Related Parties in Transaction................2

Item 9:   Markets.......................................................................................3

Item 10:  Exchange Controls, Taxation, Legal Proceedings, Holders of Notes..............................3

Item 11:  Market Risks..................................................................................7


PART II

Item 13:  Defaults and Delinquencies....................................................................7

Item 14:  Material Modification to Rights of Security Holders...........................................7


PART III

Item 19:  Financial Statements and Exhibits.............................................................7

Signatures..............................................................................................8


EXHIBITS

Exhibit 99.1: The Manager Officer's Certificate of Compliance


Exhibit 99.2  Financial Report of the Trust for the Period Ending September 30, 2001


                                     PART 1


         This Transition Report on Form 20-F relates to the Crusade Global Trust No. 2 of 2001 (the "Trust") and the Class A Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of September 5, 2001 (the "Note Trust Deed"), between Perpetual Trustees Consolidated Limited, as issuer trustee (the "Issuer Trustee"); Crusade Management Limited (the "Manager"), as Manager; and Wilmington Trust Company, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus Supplement relating to the Notes.

         This Transition Report on Form 20-F is the first Report for the Crusade Global Trust No.2 of 2001 and reports on the period September 5, 2001 to September 30, 2001.

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


                 INCORPORTION OF CERTAIN DOCUMENTS BY REFERENCE

         The Manager incorporates by reference its Noteholders Reports, filed as periodic filings on Form 6-K, which contain all financial information related to the Trust relevant to the holders of the Notes (the "Noteholders"), pursuant to rule 12b-23 promulgated under the Securities Exchange Act of 1934.

         No 6-K filing has been made during the transition period between September 5, 2001 and September 30, 2001.


Item 3.  SELECTED FINANCIAL INFORMATION

         The Manager globally incorporates by reference pursuant to Rules 12b-23 promulgated under the Securities Exchange Act of 1934, however no quarterly Noteholder Reports (the "Noteholder Reports"), filed on Form 6-K have been issued during the transition period September 5, 2001 and September 30, 2001.

         The Manager also attaches hereto, as Exhibits 99.2, the following document: -


     o Financial Report of the Trust for the period Ending September 30, 2001.


CURRENCY EXCHANGE

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 1, 2002 was US$0.5347 = A$1.00.

         Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. Please refer Note 1(g) of the Financial Report of the Trust for the Period Ending September 30, 2001, attached as Exhibit 99.2


Item 4.  PROPERTY

         The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the Financial Report of the Trust for the Period Ending September 30, 2001, attached as Exhibit 99.2.

         Additionally, an Officer's Certificate of Compliance, executed by a director of the Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.


Item 7. MAJOR SHAREHOLDERS AND INTEREST OF MANAGEMENT AND RELATED PARTIES IN TRANSACTION

         Crusade Management Limited is a wholly owned subsidiary of St.George Bank Limited. Its principal business activity is the management of securitisation trusts established under St.George Bank Limited's Crusade Trust, Crusade Euro Trust and Crusade Auto Trust Programmes.

         St.George Bank Limited provides working capital to Crusade Management Limited. Also, Crusade Management Limited has entered into transactions on commercial terms with either St.George Bank Limited or wholly owned subsidiaries of St.George Bank Limited in order to carry out its functions as manager under the securitisation trusts.

Item 9.  MARKETS

         Persons acquiring beneficial ownership interest in the Class A notes hold their Class A notes through the Depository Trust Company ( "DTC" ) in the United States or Clearstream, Luxembourg or Euroclear outside of the United States. Transfers within the DTC, Clearstream, or Euroclear will be in accordance with the usual rules and operating procedures of the relevant system.


Item 10. EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES

EXCHANGE CONTROLS

         The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, the Manager and the Issuer Trustee are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

         (i) withholding taxes (see "Item 10. Taxation" below) in relation to remittances of interest payments;

         (ii) restrictions on Australian residents to, or on behalf of the following payees:-

               o    the Government of Iraq or its agencies or nationals;

               o the Government of Libya or any public authority or controlled entity of the Government of Libya;

               o known supporters of the former Milosevic regime in the Republic of Yugoslavia;

               o the Taliban (also known as the Islamic Emirate of Afghanistan) or any undertaking owned or controlled, directly or indirectly, by the Taliban;

               o the National Union for Total Independence of Angola ("UNITA") as an organisation, senior officials of UNITA or adult members of the immediate families of senior officials of UNITA; or

               o Osama bin Laden, the Al-Queda organisation and certain other individuals and entities identified by the Reserve Bank of Australia as being linked to terrorism.

         Notwithstanding the restrictions referred to in paragraph (ii) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

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

On August 29, 2001, the Australian Federal Government announced that the interest withholding tax exemptions contained in the 1936 Act would be amended in certain respect with effect from that date (the "proposed amendments"). It is intended that the proposed amendments, when enacted, will allow the Class A notes to be acquired by an associate of the issuer trustee if that associate is a resident of Australia or carries on business at or through a permanent establishment in Australia or is acting in the capacity of a clearing house, paying agent, custodian or fund manager (although it is not yet clear whether the proposed amendments will operate so that the exemption from interest withholding tax will apply to interest actually paid to an off shore associate acting in such capacity).


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

ITEM 11.  MARKET RISKS

         Information regarding various market risks can be found in the Financial Report for the Period Ending September 30, 2001 attached as Exhibit 99.2.



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

b.  Exhibits

     The following documents are filed as part of this Annual Report:

     1.  Exhibit 99.1:  The Manager Officer's Certificate of Compliance

     2.  Exhibit 99.2:  Financial Report of the Trust for the Period
                        Ending September 30, 2001.

                                   SIGNATURES




         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     CRUSADE MANAGEMENT LIMITED



                                                     /S/ G.M.Bartlett

                                                     Name:  G.M. Bartlett
                                                     Title: Director



Date: April 9, 2002

                                INDEX TO EXHIBITS


EXHIBIT NO.         DOCUMENT DESCRIPTION

   99.1:            The Manager Officer's Certificate of Compliance

   99.2:            Financial Report of the Trust for the Period Ending
                    September 30, 2001