Form 20-F
period 2001-09-30
CRUSADE MANAGEMENT LTD
filed 2002-04-16
CIK 1092858

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


For the period from February 21, 2001 to September 30, 2001.
Commission file number 333-96121


                           CRUSADE MANAGEMENT LIMITED
      In its capacity as Manager of the Crusade Global Trust No. 1 of 2001
                      Australian Company Number 072 715 916
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$813,100,000 Class A Mortgage Backed Floating Rate Notes due 2032 (the Notes")


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

  Item 17|_|   Item 18|_|   Incorporated by Reference to filings on Form 6K |X|

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

3.  Key Information                                            Selected Financial Information

4.  Information on the Company                                 Property

5.  Operation and Financial Review and Prospects               Not Applicable

6.  Directors, Senior Management and Employees                 Not applicable

7.  Major Shareholders and Related Party                       Major Shareholders and Interest of
    Transactions                                               Management and Related Parties in Transaction

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


PART III

17. Financial Statements                                       Not applicable

18. Financial Statements                                       Not applicable

19. (a) Financial Statements                                   Periodic Filings on Form 6K
                                                               incorporated by reference

    (b) Exhibits                                               Exhibits


TABLE OF CONTENTS

PART I

Incorporation of Certain Documents by Reference.......................................................1

Item 3: Selected Financial Information................................................................1

Item 4: Property......................................................................................2

Item 7: Major Shareholders and Interest of Management and Related Parties in Transaction..............2

Item 9: Markets.......................................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes.............................3

Item 11: Market Risks.................................................................................7


PART II

Item 13: Defaults and Delinquencies...................................................................7

Item 14: Material Modification to Rights of Security Holders..........................................7


PART III

Item 19: Financial Statements and Exhibits............................................................7

Signatures............................................................................................8


EXHIBITS

Exhibit 13.1:  Noteholders Report for the April 20, 2001 payment date

Exhibit 13.2:  Noteholders Report for the July 20, 2001 payment date

Exhibit 13.3:  Aggregate Totals for Fiscal Year

Exhibit 99.1:  The Manager Officer's Certificate of Compliance

Exhibit 99.2:  Financial Report of the Trust for the Period Ending September 30, 2001

                                     PART 1

         This Annual Report on Form 20-F relates to the Crusade Global Trust No. 1 of 2001 (the "Trust") and the Class A-1, and Class A-2 Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of February 26, 2001 (the "Note Trust Deed"), between Perpetual Trustees Consolidated Limited, as issuer trustee (the "Issuer Trustee"); Crusade Management Limited (the "Manager"), as Manager; and Wilmington Trust Company, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus Supplement relating to the Notes.

         This Annual Report on Form 20-F is the first for the Crusade Global Trust No.1 of 2001 and reports on the period from February 21, 2001 to September 30, 2001.

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


ITEM 3.  SELECTED FINANCIAL INFORMATION

         The Manager  globally  incorporates by reference and attaches hereto as
Exhibit 13, pursuant to Rules 12b-23 promulgated under the Securities Exchange Act of 1934, the following quarterly Noteholder Reports (the "Noteholder Reports"), filed on Form 6-K, which include all financial information relating to the Trust that is relevant to Noteholders.


          o   Noteholders Report for the April 20, 2001 Payment date
          o   Noteholders Report for the July 20, 2001 Payment date

The  Manager  also  attaches   hereto,   as  Exhibits  13.3,  and  Exhibit  99.2
respectively, the following documents: -

          o   Aggregate Totals for Fiscal Year, and
          o   Financial Report of the Trust for the period Ending
              September 30, 2001.


CURRENCY EXCHANGE

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 1, of 2002 was US$
0.5347 = A$1.00.

         Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. Please refer Note 1(g) of the Financial Report of the Trust for the Period Ending September 30, 2001, attached as Exhibit 99.2


ITEM 4.  PROPERTY

         The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibits 13.1 and 13.2, the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.3 and the Financial Report of the Trust for the Period Ending September 30, 2001, attached as Exhibit 99.2.

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

Item 9.  MARKETS

         Persons acquiring beneficial ownership interest in the Class A-1 and Class A-2 notes hold their Class A-1 or Class A-2 notes through the Depository Trust Company ( "DTC" ) in the United States or Clearstream, Luxembourg or Euroclear outside of the United States. Transfers within the DTC, Clearstream, or Euroclear will be in accordance with the usual rules and operating procedures of the relevant system.


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

         (ii) restrictions on Australian residents to, or on behalf of the following payees: -

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

     b.  Exhibits

     The following documents are filed as part of this Annual Report:

     1.  Exhibit 13.1:  Noteholders Report for the April 20, 2001 Payment Date
     2.  Exhibit 13.2:  Noteholders Report for the July 20, 2001 Payment Date
     3.  Exhibit 13.3:  Aggregate Totals for the Fiscal Year
     4.  Exhibit 99.1:  The Manager Officer's Certificate of Compliance
     5.  Exhibit 99.2:  Financial Report of the Trust for the Period Ending
                        September 30, 2001.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     CRUSADE MANAGEMENT LIMITED


                                                     /S/ G.M. Bartlett

                                                     Name:  G.M. Bartlett
                                                     Title: Director


Date: April 9, 2002

                                INDEX TO EXHIBITS


EXHIBIT NO.        DOCUMENT DESCRIPTION

   13.1:           Noteholders Report for the April 20, 2001 Payment Date

   13.2:           Noteholders Report for the July 20, 2001 Payment Date

   13.3:           Aggregate Totals for the Fiscal Year

   99.1:           The Manager Officer's Certificate of Compliance

   99.2:           Financial Report of the Trust for the Period Ending
                   September 30, 2001