Form 20-F
period 2001-09-30
CRUSADE MANAGEMENT LTD
filed 2002-04-16
CIK 1092858

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


For the period from October 1, 2000 to September 30, 2001.
Commission file number 333-84977


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


PART III

17. Financial Statements                                      Not applicable

18. Financial Statements                                      Not applicable

19. (a) Financial Statements                                  Periodic Filings on Form 6K
                                                              incorporated by reference

    (b) Exhibits                                              Exhibits

TABLE OF CONTENTS


PART I

Incorporation of Certain Documents by Reference.........................................................................1

Item 3:  Selected Financial Information.................................................................................1

Item 4:  Property.......................................................................................................2

Item 7:  Major Shareholders and Interest of Management and Related Parties in Transaction...............................3

Item 9:  Markets........................................................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes...............................................3

Item 11: Market Risks...................................................................................................7


PART II

Item 13: Defaults and Delinquencies.....................................................................................7

Item 14: Material Modification to Rights of Security Holders............................................................7


PART III

Item 19: Financial Statements and Exhibits..............................................................................7

Signatures..............................................................................................................9


EXHIBITS

Exhibit 13.1:  Noteholders Report for the November 15, 2000 payment date

Exhibit 13.2: Notification of the acquisition of AXA Trustees Limited by Perpetual Trustees Consolidated Limited, January 2001.

Exhibit 13.3:  Noteholders Report for the February 15, 2001 payment date

Exhibit 13.4:  Noteholders Report for the May 15, 2001 payment date

Exhibit 13.5:  Noteholders Report for the August 15, 2001 payment date

Exhibit 13.6:  Aggregate Totals for Fiscal Year

Exhibit 99.1:  The Manager Officer's Certificate of Compliance

Exhibit 99.2   Custodial Services Audit Report

Exhibit 99.3   KPMG Consent to Publish Letter

Exhibit 99.4 Financial Report of the Trust for the Period Ending September 30, 2001

                                     PART 1

         This Annual Report on Form 20-F relates to the Crusade Global Trust No. 1 of 1999 (the "Trust") and the Class A-1 (now paid out), Class A-2, and Class A-3 Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of September 17, 1999 (the "Note Trust Deed"), between AXA Trustees Limited, as issuer trustee (the "Issuer Trustee"); Crusade Management Limited (the "Manager"), as Manager; and Bankers Trust Company, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus Supplement relating to the Notes.

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

          o  Noteholders Report for the November 15, 2000 Payment date
          o  Noteholders Report for the February 15, 2001 Payment date
          o  Noteholders Report for the May 15, 2001 Payment date
          o  Noteholders Report for the August 15, 2001 Payment date

The Manager also attaches hereto, as Exhibit 13.2, Exhibits 13.5, Exhibit 99.2 and Exhibits 99.4 respectively, the following documents:-

          o Notification of the acquisition of AXA Trustees by Perpetual Trustees Consolidated Limited,
          o  Aggregate Totals for Fiscal Year,
          o  Custodial Audit Report by KPMG, and
          o  Financial Report of the Trust for the period Ending
             September 30, 2001.


CURRENCY EXCHANGE

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 4, 2002 was US$ 0.5305=A$1.00.

         Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. Please refer Note 1(g) of the Financial Report of the Trust for the Period Ending September 30, 2001, attached as Exhibit 99.4



Item 4.  PROPERTY

         The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibits 13.1 through 13.5, the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.6 and the Financial Report of the Trust for the Period Ending September 30, 2001, attached as Exhibit 99.4.

         Additionally, an Officer's Certificate of Compliance, executed by a director of the Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.

Item 7. MAJOR SAHAREHOLDERS AND INTEREST OF MANAGEMENT AND RELATED PARTIES IN TRANSACTION

         Crusade Management Limited is a wholly owned subsidiary of St.George Bank Limited. Its principal business activity is the management of securitisation trusts established under St.George Bank Limited's Crusade Trust, Crusade Euro Trust and Crusade Auto Trust Programmes.

         St.George Limited provides working capital to Crusade Management Limited. Also, Crusade Management Limited has entered into transactions on commercial terms with either St.George Bank Limited or wholly owned subsidiaries of St.George Bank Limited in order to carry out its functions as manager under the securitisation trusts.


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

         On August 29, 2001, the Australian Federal Government announced that the interest withholding tax exemptions contained in the 1936 Act would be amended in certain respect with effect from that date ( the "proposed amendments"). It is intended that the proposed amendments, when enacted, will allow the Class A notes to be acquired by an associate of the issuer trustee if that associate is a resident of Australia or carries on business at or through a permanent establishment in Australia or is acting in the capacity of a clearing house, paying agent, custodian or fund manager (although it is not yet clear whether the proposed amendments will operate so that the exemption from interest withholding tax will apply to interest actually paid to an off shore associate acting in such capacity).

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


Item 11. MARKET RISKS

         Information regarding various market risks can be found in the Financial Report for the Period Ending September 30, 2001 attached as Exhibit 99.4.



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

     b.  Exhibits

The following documents are filed as part of this Annual Report:


     1.  Exhibit 13.1: Noteholders Report for the November 15, 2000 Payment Date

     2.  Exhibit 13.2: Notification of the acquisition of AXA Trustees Limited by Perpetual Trustees Consolidated Limited, January 2001

     3.  Exhibit 13.3: Noteholders Report for the February 15, 2001 Payment Date

     4.  Exhibit 13.4: Noteholders Report for the May 15, 2001 Payment Date

     5.  Exhibit 13.5: Noteholders Report for the August 15, 2001 Payment Date

     6.  Exhibit 13.6: Aggregate Totals for the Fiscal Year

     7.  Exhibit 99.1: The Manager Officer's Certificate of Compliance

     8.  Exhibit 99.2: Custodial Services Audit Report

     9.  Exhibit 99.3: KPMG Consent to Publish Audit Report

     10. Exhibit 99.4: Financial Report of the Trust for the Period Ending
                       September 30, 2001.

                                   SIGNATURES




         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      CRUSADE MANAGEMENT LIMITED



                                                      /S/ G.M.Bartlett

                                                      Name:  G.M. Bartlett
                                                      Title: Director


Date: April 11, 2002

                                INDEX TO EXHIBITS


EXHIBIT NO.    DOCUMENT DESCRIPTION

    13.1:      Noteholders Report for the November 15, 2000 Payment Date

    13.2 Notification of the acquisition of AXA Trustees Limited by Perpetual Trustees Consolidated Limited, January 2001

    13.3:      Noteholders Report for the February 15, 2001 Payment Date

    13.4:      Noteholders Report for the May 15, 2001 Payment Date


    13.5:      Noteholders Report for the August 15, 2001 Payment Date

    13.6:      Aggregate Totals for the Fiscal Year

    99.1:      The Manager Officer's Certificate of Compliance

    99.2:      Custodial Services Audit Report

    99.3:      KPMG Consent to Publish Audit Report.

    99.4:      Financial Report of the Trust for the Period Ending
               September 30, 2001