Form 20-F
period 2002-09-30
CRUSADE MANAGEMENT LTD
filed 2003-03-27
CIK 1092858

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


For the period from October 1, 2001 to September 30, 2002.
Commission file number 333-96121

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

Item 17 |_|    Item 18 |_|   Incorporated by Reference to filings on Form 6k |X|

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

3.  Key Information Selected Financial Information

4.  Information on the Company                           Property

5.  Operation and Financial Review and Prospects         Not Applicable

6.  Directors, Senior Management and Employees           Not applicable

7.  Major Shareholders and Related Party                 Major Shareholders and
    Transactions                                         Interest of Management
                                                         and Related Parties in
                                                         Transactions

8.  Financial Information                                Not applicable

9.  The Offer and Listing                                Markets

10. Additional Information                               Exchange Controls,
                                                         Taxation, Legal
                                                         Proceedings, Holders of
                                                         Notes

11. Quantitative and Qualitative Disclosures             Market Risk
    about Market Risk

12. Description of Securities Other than Equity          Not applicable
    Securities

PART II

13.   Defaults, Dividend Arrearages and               Defaults and Delinquencies
      Delinquencies

14.   Material Modifications to Rights of             Material Modifications to
      Security Rights of Holders and
      Use of Proceeds Security Holders

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

19.   (a) Financial Statements                        Periodic Filings on Form
                                                      6K incorporated by
                                                      reference

      (b) Exhibits                                    Exhibits


TABLE OF CONTENTS
PART I

Incorporation of Certain Documents by Reference.........................................................................1

Item 3: Selected Financial Information..................................................................................1

Item 4: Property........................................................................................................2

Item 7: Major Shareholders and Interest of Management and Related Parties in Transactions...............................3

Item 9: Markets.........................................................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes...............................................3

Item 11: Market Risks...................................................................................................9


PART II

Item 13: Defaults and Delinquencies....................................................................................10

Item 14: Material Modification to Rights of Security Holders...........................................................10


PART III

Item 19: Financial Statements and Exhibits.............................................................................11


EXHIBITS

Exhibit 13.1:  Noteholders Report for the October 22, 2001 payment date
Exhibit 13.2:  Noteholders Report for the January 22, 2002 payment date
Exhibit 13.3:  Noteholders Report for the April 22, 2002 payment date
Exhibit 13.4:  Noteholders Report for the July 22, 2002 payment date
Exhibit 13.5:  Aggregate Totals for Fiscal Year
Exhibit 99.1:  The Manager Officer's Certificate of Compliance
Exhibit 99.2:  The Servicer Officer's Certificate of Compliance
Exhibit 99.3:  Independent Auditors Annual Servicer's Compliance Certificate
Exhibit 99.4:  Custodial Services Audit Report
Exhibit 99.5:  KPMG Consent to Publish Audit Report
Exhibit 99.6:  Financial Report of the Trust for the Period Ending September 30,
               2002

                                     PART 1

         This Annual Report on Form 20-F relates to the Crusade Global Trust No. 1 of 2001 (the "Trust") and the Class A-1 (now paid out), and Class A-2 Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of February 26, 2001 (the "Note Trust Deed"), between Perpetual Trustees Consolidated Limited, as issuer trustee (the "Issuer Trustee"); Crusade Management Limited (the "Manager"), as Manager; and Wilmington Trust Company, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus Supplement relating to the Notes.

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

         o  Noteholders Report for the October 22, 2001 Payment date

         o  Noteholders Report for the January 22, 2002  Payment date

         o  Noteholders Report for the April 22, 2002 Payment date

         o  Noteholders Report for the July 22, 2002 Payment date

The Manager also attaches  hereto,  as Exhibits  13.5,  Exhibit 99.4 and Exhibit
99.6  respectively,  the following  documents: -

         o  Aggregate  Totals for Fiscal Year,

         o  Custodial Audit Report by KPMG, and

         o Financial Report of the Trust for the period Ending September 30, 2002.


CURRENCY EXCHANGE

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 24, 2003 was US$
0.5947 = A$1.00.

         Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. Please refer Note 1(g) of the Financial Report of the Trust for the Period Ending September 30, 2002, attached as Exhibit 99.6


ITEM 4.  PROPERTY

         The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibits 13.1 through 13.4, the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.5 and the Financial Report of the Trust for the Period Ending September 30, 2002, attached as Exhibit 99.6.

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

         St George Limited provides working capital to Crusade Management Limited. Also, Crusade Management Limited has entered into transactions on commercial terms with either St George Bank Limited or wholly owned subsidiaries of St George Bank Limited in order to carry out its functions as manager under the securitisation trusts.


ITEM 9.  MARKETS

         The Notes are not traded on any nationally recognized exchange in the United States.


ITEM 10. EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES


EXCHANGE CONTROLS

         The specific prior approval of the Reserve Bank of Australia or the Minister for Foreign Affairs of the Commonwealth of Australia must be obtained for certain transactions involving or connected with individuals or entities listed in the relevant Commonwealth Government Gazette as persons or entities identified with terrorism or to which financial sanctions apply, including:

         o  the Government of Iraq or its agencies or nationals;

         o  certain Yugoslav entities or individuals;

         o  Jemiah Islamiah;

         o UNITA (the Union for the Total Independence of Angola), its senior officials and their immediate families;

         o the Government of Zimbabwe, any public authority or controlled entity of the Government of Zimbabwe and certain other individuals identified by the Reserve Bank of Australia:

         o the Taliban (also know as the Islamic Emirate of Afghanistan) or any undertaking owned or controlled, directly or indirectly, by the Taliban;

         o Osama bin Laden, the Al-Qaeda organisation and certain other individuals identified by the Reserve Bank of Australia as being linked to terrorism; and

         o the persons whose names are published in the Commonwealth Government Gazette Gn42 as amended by Commonwealth Government Gazette Gn37 and Commonwealth Government Gn49, and the persons whose names are listed under Suppression of the Financing of Terrorism Act 2002 (Commonwealth).

         Any funds transferred from Australia or to non-Australian residents may be subject to withholding taxes in relation to remittances of dividends, to the extent they are unfranked, and interest payments.


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


PAYMENTS OF PRINCIPAL, PREMIUMS AND INTEREST

         Under current Australian tax law, non-resident holders of Notes are not subject to Australian income tax on payments of interest or amounts in the nature of interest unless those securities are held as part of a business carried on, at or through a permanent establishment in Australia. However, interest or amounts in the nature of interest paid to such non-residents may be subject to interest withholding tax, which is currently imposed at the rate of 10%. A premium on redemption, if any, would generally be treated as an amount in the nature of interest for this purpose.

         Pursuant to section 128F of the Income Tax Assessment Act 1936 of the Commonwealth of Australia (the "1936 Act"), an exemption from Australian interest withholding tax is available where the following prescribed conditions are met.

         These conditions are:

         o the issuer trustee is a company that is a resident of Australia, or a non-resident carrying on business at or through a permanent establishment in Australia, when it issues the Notes and when interest, as defined in section 128A (1AB) of the 1936 Act, is paid; and

         o the Notes were issued in a manner which satisfied the public offer test as prescribed under section 128F of the 1936 Act or which satisfied the definition of a global bond under subsection 128F(10) of the 1936 Act.

         The Notes were issued in a way that satisfied the public offer test and otherwise met the requirements of section 128F of the 1936 Act. Accordingly, payments of principal and interest, and any premium upon redemption made to a non-resident Noteholder, who does not carry on business through a permanent establishment in Australia, will not be subject to Australian income or withholding tax.

The exemption from Australian withholding tax will not apply to interest paid by the Issuer Trustee to an associate of the Issuer Trustee within the meaning of section 128F of the 1936 Act if, at the time of the payment, the Issuer Trustee knows, or has reasonable grounds to suspect, that the person is an associate unless the associate receives payment of the interest (or amount in the nature of interest):

         o if the associate is not an Australian resident, in carrying on business in Australia at or through a permanent establishment; or

         o if the associate is an Australian resident, other than through a business carried on by the associate at or through a permanent establishment outside Australia; or

         o in the capacity of a clearing house, paying agent, custodian, funds manager, or responsible entity of an Australian registered scheme.


PROFIT ON SALE

         Under existing Australian law, non-resident holders of Notes will not be subject to Australian income tax on profits derived from the sale or disposal of those Notes provided that:

        o the Notes are not held as part of a business carried on, at or through a permanent establishment in Australia; and

        o  the profits do not have an Australian source.

        The source of any profit on the disposal of Notes will depend on the factual circumstances of the actual disposal. Where the Notes are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have a business carried on, at or through a permanent establishment in Australia, the profit should not have an Australian source.

GOODS AND SERVICES TAX

        Australia has a goods and services tax under which an entity is required to pay goods and services tax on any taxable supplies it makes. The amount of goods and services tax payable will be equal to 1/11th of the total consideration received for the supply.

In the case of supplies made by the Issuer Trustee:

        o if the supply is "GST free", the Issuer Trustee is not liable to pay goods and services tax on the supply and can obtain "input tax credits" for goods and services taxes paid on things acquired by it in order to make the supply; and

        o if the supply is "input taxed", which includes financial supplies, the Issuer Trustee is not liable to pay a goods and services tax on the supply, but is not entitled to "input tax credits" for goods and services tax paid on things acquired by it in order to make the supply. In some circumstances, a "reduced input tax credit" may be available.

        On the basis of the current goods and services tax legislation, the payment of interest or principal on the Notes are unlikely to be taxable supplies.

        o Services provided to the Issuer Trustee may be a mixture of taxable and input taxed supplies for goods and services tax purposes. If a supply is taxable, the supplier has the primary obligation to account for goods and services tax in respect of that supply and must rely on a contractual provision to recoup that goods and services tax from the Issuer Trustee.

        If other fees payable by the Issuer Trustee are treated as the consideration for a taxable supply under the goods and services tax legislation or otherwise may be increased by reference to the relevant supplier's goods and services tax liability, the Issuer Trustee may not be entitled to a full input tax credit for that increase and the trust expenses will increase, resulting in a decrease in the funds available to the Trust.

        The goods and services tax may increase the cost of repairing or replacing damaged properties offered as security for housing loans. However, it is a condition of St.George Bank's loan contract and mortgage documentation that the borrower must maintain full replacement value property insurance at all times during the loan term.

        The goods and services tax legislation, in certain circumstances, treats the Issuer Trustee as making a taxable supply if it enforces security by selling the mortgaged property and applying the proceeds of sale to satisfy the housing loan. In these circumstances the Issuer Trustee has to account for goods and services tax out of the sale proceeds, with the result that the remaining sale proceeds may be insufficient to cover the unpaid balance of the related loan. However, the general position is that a sale of residential property is an input taxed supply for goods and services tax purposes and so the enforced sale of property which secures the housing loans will generally not be treated as a taxable supply under these provisions. As an exception, the Issuer Trustee still has to account for goods and services tax out of the proceeds of sale recovered when a housing loan is enforced where the borrower is an enterprise which is registered for goods and services tax purposes, uses the mortgaged property as an asset of its enterprise and any of the following are relevant:

       o    the property is no longer being used as a residence; or

       o the property is used as commercial residential premises such as a hostel or boarding house; or

       o the borrower is the first vendor of the property -the borrower built the property; or

       o the mortgaged property has not been used predominantly as a residence.

        Because the Issuer Trustee is an insured party under the mortgage insurance policies, it may in certain limited circumstances have to account for goods and services tax in respect of any claim payment received. Generally, if certain compliance procedures have been followed, the insured does not have to account for goods and services tax in respect of the claim payment.

        Any reduction as a result of goods and services tax in the amount recovered by the Issuer Trustee when enforcing the housing loans will decrease the funds available to the Trust to the extent not covered by the mortgage insurance policies. The extent to which the Issuer Trustee is able to recover an amount on account of the goods and services tax, if any, payable on the proceeds of sale in the circumstances described in this section, will depend on the terms of the related mortgage insurance policy.


OTHER TAXES

         Under current Australian law, there are no gift, estate or other inheritance taxes or duties. A transfer of, or agreement to transfer, Notes executed outside of Australia should not be subject to Australian stamp duty (except, under certain circumstances, nominal duty in the Northern Territory).


CONSOLIDATION

         The `head company' of a consolidatable tax group may elect for the group to consolidate under the new regime from July 1, 2002 and be taxed as a single entity so that transactions between members of the consolidated group are ignored for tax purposes. Making an election to consolidate is optional. However, the existing tax concessions for transactions between members of the same wholly owned group, including loss transfers and asset roll-overs, will cease to be available from July 1, 2003 (or, for consolidated tax groups with a `head company' with a substituted accounting period, from the start of the company's tax year commencing after July 1, 2003 provided that the company elects to consolidate from the beginning of that tax year).

         A consolidatable tax group consists of a `head company' and all of its wholly owned subsidiaries including trusts (provided that all members are 100% wholly owned by the head company). A consequence of the `head company' making an election to consolidate is that all eligible members of a consolidatable tax group (including wholly owned trusts) will be included in the consolidated tax group. That is, it is not possible to elect to leave certain wholly owned entities outside the consolidated tax group.

         Therefore, if the consolidatable group of which the beneficiary of the Trust is an eligible member were to elect to consolidate, the Trust would become part of that consolidated group. Membership of a consolidated group should not alter the tax treatment of the Trust in normal circumstances. The head company is primarily liable for the combined tax liability of the consolidated tax group. However, if the head company fails to pay a tax liability of the consolidated tax group on time, then each entity that was part of the consolidated group for at least part of the period to which the tax liability relates will become jointly and severally liable for that group tax liability.

         There is an exception to joint and several liability where, immediately prior to the time that the tax liability of the head company is due and payable, there existed a "tax sharing agreement" between one or more members of the group and the "head company" under which each member that is a party to the agreement agrees to contribute an amount towards the payment of the group tax liability. Members of a consolidated tax group that enter into a tax sharing agreement with the head company will, in the event that the head company fails to pay a group tax liability by the due date, become liable for that liability to the extent of their agreed contribution. However, the agreed contribution level for each member covered by the tax sharing agreement must represent a reasonable allocation of the total group tax liability. Given that the Issuer Trustee would not, if the Trust were considered on a stand alone basis, have a liability to tax it would not seem unreasonable that other members of the consolidated tax group, apart from the Trust, should be potentially responsible for the group tax liabilities under the tax sharing agreement. Therefore, it would not be necessary for the Issuer Trustee to be a party to the tax sharing agreement.

         If a valid tax sharing agreement is in place, none of the members of the consolidated tax group will be jointly and severally liable for the tax liabilities covered by that agreement. Therefore, provided the group tax liabilities of a consolidated group of which the Trust becomes a member are covered by a valid tax sharing agreement, the joint and several liability rule will not apply to the Trust and accordingly will not affect the tax neutral status of the Trust.


THIN CAPITALISATION

         Whilst the Trust should not, in its own right, be either an OUTWARD INVESTING ENTITY or an INWARD INVESTING ENTITY for the purposes of the thin capitalisation rules, those rules may still apply to the Trust to deny a deduction for a portion of the interest paid on the Notes if the Manager, as the beneficiary of the Trust, is itself an inward investing entity or outward investing entity. We note that the application of the thin capitalisation provisions to the Trust should not affect the Trust's tax neutrality but may affect the Manager, as the beneficiary.

         The Manager is currently understood not to be an inward investing entity and it is expected that the Manager will satisfy the de minimus exception so that it will not be subject to the thin capitalisation rules as an outward investing entity. Provided this is the case, the Trust should not be subject to the thin capitalisation rules.

         Should the Trust be subject to the thin capitalisation rules, it may be possible for the Trust to satisfy the arm's length debt test under the thin capitalisation rules so that a deduction would be available for all of the interest payable on the Notes. Further, on December 4, 2002, the Minister for Revenue and Assistant Treasurer, Senator Helen Coonan, announced proposed amendments to the thin capitalisation regime with effect from July 1, 2001. That announcement included a proposal to amend the existing provisions with respect to securitisation vehicles to exempt vehicles which meet the structured finance criteria for special purpose entities in Australia of an internationally recognized ratings agency and fund their activities by the issue of debt interests. Legislation enacting the proposed amendments has not yet been introduced into Parliament. It is expected that the Trust would meet the proposed new criteria for the securitisation vehicle exemption.

         Even if the rules did apply to the Trust, on the basis that the beneficiary of the Trust is presently entitled to the income of the Trust, any resultant tax liability will be met by the beneficiary and, therefore, should not adversely affect the ability of the Issuer Trustee to pay principal and interest on the Notes.

DEBT/EQUITY RULES

         The Debt/Equity rules, applicable generally from July 1, 2001, under which debt can be recharacterized as equity for tax purposes should not affect the tax deductibility of interest on the Notes.


TAX REFORM PROPOSALS - TAXATION OF TRUSTS AS COMPANIES

         Under existing Australian law, any tax liability in respect of the income of the Trust is borne directly by the beneficiary of the Trust, not by the Issuer Trustee. Therefore, the cash available to the Issuer Trustee to service the Notes cannot be affected by the payment (or otherwise) of tax.

         On February 27, 2001, the Federal Government withdrew draft legislation under which non-fixed trusts were proposed to be taxed as companies and announced it would begin a new round of consultations with interested parties in relation to this proposal. In November 2002, the Board of Taxation considering the reform of the Australian tax laws as they apply to non-fixed trusts issued a report recommending that the Government retain the current flow-through treatment of distributions of non-assessable amounts by non-fixed trusts rather than adopting a company type taxation model, and recommended some incidental amendments to the tax law. On December 12, 2002 the Australian Federal Government announced its intention to amend the taxation laws in accordance with the recommendations of the Board of Taxation. Although the Australian Federal Government has not expressly confirmed that it will not adopt a company-type taxation model for non-fixed trusts, such course is unlikely given the report of the Board of Taxation and the Government's response to that report.



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


ITEM 11.  MARKET RISKS

         Information regarding various market risks can be found in the Financial Report for the Period Ending September 30, 2002 attached as Exhibit 99.6.

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


b.  Exhibits

    The following documents are filed as part of this Annual Report:


1.     Exhibit 13.1: Noteholders Report for the October 22, 2001 Payment Date

2.     Exhibit 13.2: Noteholders Report for the January 22, 2002 Payment Date

3.     Exhibit 13.3: Noteholders Report for the April 22, 2002 Payment Date

4.     Exhibit 13.4: Noteholders Report for the July 22, 2002 Payment Date

5.     Exhibit 13.5: Aggregate Totals for the Fiscal Year

6.     Exhibit 99.1: The Manager Officer's Certificate of Compliance

7.     Exhibit 99.2: The Servicer Officer's Certificate of Compliance

8.     Exhibit 99.3: Independent Auditors Annual Servicer's Compliance
                     Certificate

9.     Exhibit 99.4: Custodial Services Audit Report

10.    Exhibit 99.5: KPMG Consent to Publish Audit Report

11.    Exhibit 99.6: Financial Report of the Trust for the Period Ending
                     September 30, 2002.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            CRUSADE MANAGEMENT LIMITED


                                            /S/ G. M. BARTLETT
                                            ------------------------------------
                                            Name:   G. M. Bartlett
                                            Title:  Director

Date: March 25, 2003

                           CRUSADE MANAGEMENT LIMITED
                            SECTION 302 CERTIFICATION

I, Steve McKerihan, certify that:

1. I have reviewed this annual report on Form 20-F, and all reports on Form 6-K containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report, of Crusade Global Trust No.1 of 2001;

2. Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this annual report;

3. Based on my knowledge, the distribution or servicing information required to be provided to the trustee by the servicer under the pooling and servicing, or similar, agreements, for inclusion in these reports is included in these reports;

4. I am responsible for reviewing the activities performed by the servicer under the pooling and servicing, or similar, agreements and based upon my knowledge and the annual compliance review required under that agreement, and except as disclosed in the reports, the servicer has fulfilled its obligations under that agreement; and

5. The reports disclose all significant deficiencies relating to the servicer's compliance with the minimum servicing standards based upon the report provided by an independent public accountant, after conducting a review in compliance with the Uniform Single Attestation Program for Mortgage Bankers or similar procedure, as set forth in the pooling and servicing, or similar, agreements, that is included in these reports.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties:_

Perpetual Trustees Consolidated Limited


                                       /S/ S. MCKERIHAN
                                       -----------------------------------------
                                       S. McKerihan
                                       CFO - Crusade Management Limited
                                       Date: March 26, 2003

                                INDEX TO EXHIBITS


  EXHIBIT NO.      DOCUMENT DESCRIPTION
  -----------     ---------------------

      13.1         Noteholders Report for the October 22, 2001 Payment Date

      13.2         Noteholders Report for the January 22, 2002 Payment Date

      13.3         Noteholders Report for the April 22, 2002 Payment Date

      13.4         Noteholders Report for the July 22, 2002 Payment Date

      13.5         Aggregate Totals for the Fiscal Year

      99.1         The Manager Officer's Certificate of Compliance

      99.2         The Servicer Officer's Certificate of Compliance

      99.3         Independent Auditors Annual Servicer's Compliance Certificate

      99.4         Custodial Services Audit Report

      99.5         KPMG Consent to Publish Audit Report

      99.6         Financial Report of the Trust for the Period Ending
                   September 30, 2002.

                                                                    EXHIBIT 13.1



            NOTEHOLDERS REPORT FOR THE OCTOBER 22, 2001 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on October 22, 2001

                           Crusade Management Limited,
                           --------------------------
              as manager of the Crusade Global Trust No. 1 of 2001
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
             -------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X            Form 40-F
                            -------                  -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No     X
                          --------             --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

OTHER EVENTS

         On the Quarterly Payment Date falling on October 22, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.


                                         Crusade Management Limited,
                                            as Trust Manager for the Crusade
                                            Global Trust No. 1 of 2001,
                                            --------------------------------
                                            (Registrant)



Dated: October 28, 2001                  By:     /s/ Roger Desmarchelier
                                             -----------------------------------
                                         Name:    Roger Desmarchelier
                                         Title:   Executive Manager

EXHIBIT INDEX


Exhibit            Description
-------            -----------

99.1               The Noteholders Report for the Quarterly Payment Date on
                   October 22, 2001

                                                                    EXHIBIT 99.1

                               Noteholders Report
                        Crusade Global Trust No.1 of 2001
                      Coupon Period Ending 22 October 2001

-----------------
|    OMITTED    |
| Crusade Trust |
|     LOGO      |
-----------------


USD NOTES
---------
                                                                             Coupon Payments     Principal      Charge Offs
                        FV Outstanding (USD)  Bond Factor      Coupon Rate        (USD)         Payments(USD)      (USD)
                        --------------------  -----------    --------------  ---------------   --------------   -----------

Class A1 Notes              3,333,793.70        1.852108%     3.74000%           752,704.34    73,743,679.15       0.00
Class A2 Notes            633,100,000.00      100.000000%     3.95000%         6,529,723.06             0.00       0.00



                                                                             Coupon Payments     Principal      Charge Offs
                        FV Outstanding (USD)  Bond Factor      Coupon Rate        (AUD)        Payments (AUD)      (AUD)
                        --------------------  -----------    --------------  ---------------   --------------   -----------

Class A3 Notes            200,000,000.00      100.000000%     5.42610%         2,794,813.15             0.00       0.00
Class B Notes              33,600,000.00      100.000000%     Not Disclosed   Not Disclosed             0.00       0.00
Class C Notes               4,500,000.00      100.000000%     Not Disclosed   Not Disclosed             0.00       0.00



                                                                    30-Sep-01
Pool Summary                                                           AUD
------------                                                    ----------------

Outstanding Balance - Variable Rate Housing Loans                  1,222,265,947
Outstanding Balance - Fixed Rate Loans                               222,658,368
Number of Loans                                                           14,616
Weighted Average Current LVR                                              60.33%
Average Loan Size                                                         98,859
Weighted Average Seasoning                                             36.2 mths
Weighted Average Term to Maturity                                       255 mths


Principal Collections                                                  AUD
---------------------                                           ----------------

Scheduled Principal Payments                                      11,732,592.81
Unscheduled Principal Payments                                   137,141,482.10
Redraws                                                           10,356,727.58

Principal Collections                                            138,517,347.33


Total Available Principal                                              AUD
-------------------------                                       ----------------
Principal Collections                                            138,517,347.33
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                         1,946,803.44
Total Available Principal                                        140,464,150.77

Outstanding Principal Draws From Previous Period                  (5,523,721.83)

Principal Distributed                                            140,464,150.77
Principal Retained                                                         0.00


Total Available Funds                                                  AUD
---------------------                                           ----------------

Available Income                                                  28,272,034.26
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             28,272,034.26


Redraw & Liquidity Facilities                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---
                                             Jul-01       Aug-01        Sep-01
                        --------------------------------------------------------
                        1 mth CPR            30.19%       29.42%        25.83%
                        --------------------------------------------------------


ARREARS
-------
                        % of pool (by number)
                        --------------------

31 - 59 days                   0.41%
60 - 89 days                   0.09%

90+ days                       0.09%
Defaults                        Nil
Losses                          Nil

                                                                    EXHIBIT 13.2


            NOTEHOLDERS REPORT FOR THE JANUARY 22, 2002 PAYMENT DATE

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on January 22, 2002

                           Crusade Management Limited,
              as manager of the Crusade Global Trust No. 1 of 2001
             (Exact name of Registrant as specified in its Charter)

                  Level 11, 55 Market Street, Sydney, NSW 2000,
               Australia (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F __X___     Form 40-F _____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____     No __X__


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_______________.


================================================================================

Other Events

     On the Quarterly Payment Date falling on January 22, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

Financial Statements and Exhibits

     (c) Exhibits

     See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.


                                        Crusade Management Limited,
                                        as Trust Manager for the Crusade Global
                                        Trust No. 1 of 2001,
                                        (Registrant)


Dated: February 25, 2002                By: /s/ Roger Desmarchelier
                                           ___________________________________
                                           Name:  Roger Desmarchelier
                                           Title: Executive Manager

Exhibit Index

Exhibit          Description
--------         -----------
99.1             The Noteholders Report for the Quarterly Payment Date
                 on January 22, 2002

                                                                    EXHIBIT 99.1

                               Noteholders Report
                        Crusade Global Trust No.1 of 2001
                      Coupon Period Ending 22 January 2002

USD Notes

                 FV Outstanding      Bond Factor     Coupon Rate      Coupon Payments   Principal Payments   Charge Offs
                      (USD)                                                 (USD)             (USD)            (USD)
Class A1 Notes              0.00        0.000000%       3.74000%          20,191.68        3,333,793.70        0.00
Class A2 Notes    571,406,343.14       90.255306%       3.95000%       4,174,239.33       61,693,656.86        0.00


                  FV Outstanding      Bond Factor     Coupon Rate      Coupon Payments  Principal Payments   Charge Offs
                       (AUD)                                                (AUD)             (AUD)            (AUD)
Class A3 Notes    200,000,000.00      100.000000%       4.75500%        2,397,041.10           0.00            0.00
Class B Notes      33,600,000.00      100.000000%     Not Disclosed     Not Disclosed          0.00            0.00
Class C Notes       4,500,000.00      100.000000%     Not Disclosed     Not Disclosed          0.00            0.00

                                                           30Dec01
Pool Summary                                                 AUD
- ------------
Outstanding Balance - Variable Rate Housing Loans      1,127,937,130
Outstanding Balance - Fixed Rate Loans                   195,655,088
Number of Loans                                               13,728
Weighted Average Current LVR                                  60.03%
Average Loan Size                                             96,416
Weighted Average Seasoning                                38.75 mths
Weighted Average Term to Maturity                           254 mths

Principal Collections                                         AUD
- ---------------------
Scheduled Principal Payments                           12,040,679.62
Unscheduled Principal Payments                        119,440,961.03
Redraws                                                10,052,448.50

Principal Collections                                 121,429,192.15

Total Available Principal                                     AUD
- -------------------------
Principal Collections                                 121,429,192.15
Principal Charge Offs                                           0.00
Pay Back of Principal Draw                              2,432,618.43
Total Available Principal                             123,861,810.58

Outstanding Principal Draws From Previous Period       (3,091,103.40)

Principal Distributed                                 123,861,810.58
Principal Retained                                              0.00

Total Available Funds                                         AUD
- ---------------------
Available Income                                       24,391,517.16
Principal Draw                                                  0.00
Liquidity Draw                                                  0.00

Total Available Funds                                  24,391,517.16

Redraw & Liquidity Facilities                                 AUD
- -----------------------------
Redraw Shortfall                                                0.00
Redraw Carryover Charge Offs                                    0.00

CPR
- ---
                                          Oct-01          Nov-01          Dec-01
                                          ------          ------          ------
                     1 mth CPR            27.89%          26.73%          26.82%

Arrears
- -------
                        % of pool
                       (by number)
                       -----------
31 - 59 days              0.41%
60 - 89 days              0.17%
90+ days                  0.07%
Defaults                  1.00%
Losses                     Nil


                                    Exh-99.1

                                                                    EXHIBIT 13.3



             NOTEHOLDERS REPORT FOR THE APRIL 22, 2002 PAYMENT DATE

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on April 22, 2002

                           Crusade Management Limited,
              as manager of the Crusade Global Trust No. 1 of 2001
             (Exact name of Registrant as specified in its Charter)

             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  [X]    Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [__]           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.


================================================================================

OTHER EVENTS

     On the Quarterly Payment Date falling on April 22, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

     (c) Exhibits

     See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.


                                     Crusade Management Limited,
                                     as Trust Manager for the Crusade
                                     Global Trust No. 1 of 2001,
                                     (Registrant)



Dated: April 29, 2002                By:  /s/ Roger Desmarchelier
                                        ---------------------------------------
                                        Name:  Roger Desmarchelier
                                        Title: Executive Manager

                                 EXHIBIT INDEX


Exhibit    Description
-------    -----------
99.1       The Noteholders Report for the Quarterly Payment Date
             on April 22, 2002

                               Noteholders Report
                        Crusade Global Trust No.1 of 2001
                       Coupon Period Ending 22 April 2002

USD Notes
---------

                     FV Outstanding       Bond Factor     Coupon Rate    Coupon Payments    Principal Payment    Charge Offs
                          (USD)                                               (USD)               (USD)              (USD)
                     --------------       -----------     -----------    ---------------    -----------------    -----------
Class A1 Notes                 0.00       0.000000%        0.00000%                0.00            0.00              0.00
Class A2 Notes       516,883,944.73      81.643334%        1.96000%        2,799,891.08    54,522,398.41             0.00


                     FV Outstanding      Bond Factor     Coupon Rate     Coupon Payments    Principal Payment    Charge Offs
                          (AUD)                                               (AUD)                (AUD)             (AUD)
                     --------------       -----------     -----------    ---------------    -----------------    -----------
Class A3 Notes       200,000,000.00      100.000000%       4.63610%        2,286,295.89            0.00              0.00
Class B Notes         33,600,000.00      100.000000%     Not Disclosed    Not Disclosed            0.00              0.00
Class C Notes          4,500,000.00      100.000000%     Not Disclosed    Not Disclosed            0.00              0.00


                                                              31Mar02
Pool Summary                                                    AUD
------------                                                    ---
Outstanding Balance - Variable Rate Housing Loans         1,045,158,106
Outstanding Balance - Fixed Rate Loans                      176,654,498
Number of Loans                                                  12,876
Weighted Average Current LVR                                      59.17%
Average Loan Size                                                94,891
Weighted Average Seasoning                                   41.65 mths
Weighted Average Term to Maturity                              251 mths

Principal Collections                                           AUD
---------------------                                           ---
Scheduled Principal Payments                              11,813,369.58
Unscheduled Principal Payments                            99,840,927.57
Redraws                                                    9,911,379.66

Principal Collections                                    101,742,917.49

Total Available Principal                                       AUD
-------------------------                                       ---
Principal Collections                                    101,742,917.49
Principal Charge Offs                                              0.00
Pay Back of Principal Draw                                 2,109,269.96
Total Available Principal                                103,852,187.45

Outstanding Principal Draws From Previous Period            (981,833.44)

Principal Distributed                                    103,852,187.45
Principal Retained                                                 0.00

Total Available Funds                                           AUD
---------------------                                           ---
Available Income                                          18,920,456.20
Principal Draw                                                     0.00
Liquidity Draw                                                     0.00

Total Available Funds                                     18,920,456.20

Redraw & Liquidity Facilities                                   AUD
-----------------------------                                   ---
Redraw Shortfall                                                   0.00
Redraw Carryover Charge Offs                                       0.00

CPR
---
                                Jan-02         Feb-02         Mar-02
                                ------         ------         ------
              1 mth CPR         24.70%         22.31%         26.88%


Arrears
-------
                            % of pool
                           (by number)
                           -----------
31 - 59 days                  0.52%
60 - 89 days                  0.20%
90+ days                      0.12%
Defaults                        2
Losses                         Nil


                                    Exh-99.1

                                                                    EXHIBIT 13.4


              NOTEHOLDERS REPORT FOR THE JULY 22, 2002 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on July 22, 2002

                           CRUSADE MANAGEMENT LIMITED,
              as manager of the Crusade Global Trust No. 1 of 2001
             ------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
             -------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]            Form 40-F [ ]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  [ ]                  No  [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________ .

OTHER EVENTS

     On the Quarterly Payment Date falling on July 22, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

Financial Statements and Exhibits

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.


                                  CRUSADE MANAGEMENT LIMITED,
                                      as Trust Manager for the Crusade Global
                                      Trust No. 1 of 2001,
                                  ---------------------------------------------
                                  (Registrant)




Dated: July __, 2002              By:   /s/  Roger Desmarchelier
                                     -------------------------------------------
                                     Name:   Roger Desmarchelier
                                     Title:  Executive Manager

                                 EXHIBIT INDEX


Exhibit              Description
-----------------    -----------------------------------------------------------
99.1                 The Noteholders Report for the Quarterly Payment Date on
                     July 22, 2002

                                                                    EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        Crusade Global Trust No.1 of 2001
                        Coupon Period Ending 22 July 2002


USD Notes
---------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                  COUPON PAYMENTS    PRINCIPAL      CHARGE
                              (USD)         BOND FACTOR     COUPON RATE       (USD)       PAYMENTS (USD)  OFFS (USD)
                         --------------     -----------     -----------  ---------------  --------------  -----------

Class A1 Notes                     0.00       0.000000%       0.00000%              0.00            0.00      0.00
Class A2 Notes           462,770,906.77      73.096021%       2.13875%      2,794,421.77   54,113,037.96      0.00
--------------------------------------------------------------------------------------------------------------------

                         FV OUTSTANDING                                  COUPON PAYMENTS     PRINCIPAL     CHARGE
                              (AUD)         BOND FACTOR     COUPON RATE       (AUD)       PAYMENTS (AUD)  OFFS (AUD)
                         --------------     -----------  --------------  ---------------  --------------  ----------
Class A3 Notes           200,000,000.00     100.000000%        5.01440%     2,500,330.96            0.00      0.00
Class B Notes             33,600,000.00     100.000000%   Not Disclosed    Not Disclosed            0.00      0.00
Class C Notes              4,500,000.00     100.000000%   Not Disclosed    Not Disclosed            0.00       0.00
---------------------------------------------------------------------------------------------------------------------

                                                                    30Jun02
POOL SUMMARY                                                          AUD
                                                              ------------------

Outstanding Balance - Variable Rate Housing Loans                   956,989,158
Outstanding Balance - Fixed Rate Loans                              162,672,428
Number of Loans                                                          11,994
Weighted Average Current LVR                                             58.48%
Average Loan Size                                                        93,352
Weighted Average Seasoning                                           44.56 mths
Weighted Average Term to Maturity                                      248 mths

PRINCIPAL COLLECTIONS                                                 AUD
                                                              ------------------
Scheduled Principal Payments                                      10,458,061.90
Unscheduled Principal Payments                                   103,305,879.84
Redraws                                                           11,673,321.92

Principal Collection                                             102,090,619.82


TOTAL AVAILABLE FUNDS                                                 AUD
                                                              ------------------
Principal Collections                                            102,090,619.82
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                           981,833.44
Total Available Principal                                        103,072,453.26

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                            103,072,453.26

Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                 AUD
                                                              ------------------
Available Income                                                  20,025,636.61
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             20,025,636.61


REDRAW & LIQUIDITY FACILITIES                                         AUD
                                                              ------------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00



CPR
----                                Apr-02         May-02          Jun-02
                                    ------         ------          ------
             1 mth CPR              24.54%         29.94%          26.25%


ARREARS
--------                    % OF POOL
                           (by number)
                           -----------

31 - 59 days                  0.36%
60 - 89 days                  0.11%
90+ days                      0.12%

DEFAULTS                        3


LOSSES                         Nil

                                                                    EXHIBIT 13.5




                        AGGREGATE TOTALS FOR FISCAL YEAR

                                                                   Exhhibit 13.5
[CRUSADE TRUST
     LOGO]

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2001
           AGGREGATE TOTALS FOR FISCAL YEAR 1 OCT 2001 TO 30 SEPT 2002


NOTES
--------------------------------------------------------------------------------
                     FV Outstanding (USD)  Bond Factor as at   Coupon Rate as at
                     as at Sept 30, 2002     Sept 30, 2002       Sept 30, 2002
                     -------------------   -----------------   -----------------

Class A1 Notes                      0.00           0.000000%           0.000000%
Class A2 Notes            462,770,906.77          73.096021%           2.138750%
--------------------------------------------------------------------------------

                    ------------------------------------------------------------
                    FV Outstanding (AUD)   Bond Factor as at   Coupon Rate as at
                     as at Sept 30, 2002     Sept 30, 2002       Sept 30, 2002
                    --------------------   -----------------   -----------------

Class A3 Notes            200,000,000.00         100.000000%           5.014400%
Class B Notes              33,600,000.00         100.000000%       Not Disclosed
Class C Notes               4,500,000.00          100.000000%      Not Disclosed
--------------------------------------------------------------------------------


NOTES
--------------------------------------------------------------------------------
                       Coupon Payments       Principal
                             (USD)         Payments (USD)      Charge Offs (USD)
                       ---------------     --------------      -----------------
Class A1 Notes              772,896.02      77,077,472.85                   0.00
Class A2 Notes           16,298,275.24     170,329,093.23                   0.00
--------------------------------------------------------------------------------

                       ---------------------------------------------------------
                       Coupon Payments       Principal
                             (USD)         Payments (USD)      Charge Offs (USD)
                       ---------------     --------------      -----------------
Class A3 Notes            9,978,481.10               0.00                   0.00
--------------------------------------------------------------------------------



PRINCIPAL COLLECTIONS INFORMATION IN AUD AGGREGATED TO THE DATE OF THE LAST PAYMENT

Scheduled Principal Payments                                       46,044,703.91
Unscheduled Principal Payments                                    459,729,250.54
Redraws                                                            41,993,877.66

Principal Collections                                             463,780,076.79


TOTAL AVAILABLE PRINCIPAL IN AUD

Principal Collections                                             463,780,076.79
Principal Charge Offs                                                       0.00
Principal Draw
Pay back of Principal Draws                                         7,470,525.27
Total Available Principal                                         471,250,602.06

Principal Distributed                                             471,250,602.06
Principal Retained                                                          0.00


TOTAL AVAILABLE FUNDS IN AUD

Available Income                                                   91,609,644.23
Principal Draw                                                              0.00
Liquidity Draw                                                              0.00

Total Available Funds                                              91,609,644.23


REDRAW & LIQUIDITY FACILITIES IN AUD

Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00

                                                                    EXHIBIT 99.1


                      CRUSADE MANAGEMENT LIMITED (MANAGER)
                       OFFICER'S CERTIFICATE OF COMPLIANCE


         The undersigned officer of Crusade Management Limited, a company organized under the laws of New South Wales, Australia ("CML"), hereby certifies on behalf of CML and on his own behalf for purposes of the Crusade Global Trust No. 1 of 2001 Class A Mortgage Backed Floating Rate Notes (the "Notes"), as follows:

         1.    I am a duly appointed, qualified and acting Officer of CML,

         2. I am duly authorized to execute and deliver this Officer's Certificate on behalf of CML; and


         3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Crusade Global Trust No. 1 of 2001 issue of Notes for the period between October 1, 2001 and the end of the Manager's fiscal year on September 30, 2002.


         Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Note Trust Deed related to the above-referenced issue of Notes.


         IN WITNESS WHEREOF, I have signed my name as of March 25, 2003.



                                                        /S/ G. M. BARTLETT
                                                     ---------------------------
                                                     By:     G. M. Bartlett
                                                     Title:  Director

                                                                    EXHIBIT 99.2

                        ST.GEORGE BANK LIMITED (SERVICER)
                       OFFICER'S CERTIFICATE OF COMPLIANCE

         The undersigned, a duly authorized representative of St.George Bank Limited, as Servicer ("St.George Bank" or the "Servicer"), pursuant to the agreement between Perpetual Trustees Consolidated Limited, St.George Bank
Limited and Crusade Management Limited, dated as of March 25, 2003 (the "Agreement"), does hereby certify that:

         1. Capitalized terms used but not defined in this Officer's Certificate have their respective meanings set forth in the Agreement, unless the context requires otherwise or unless otherwise defined in the Officer's Certificate.

         2. As of the date hereof, St. George Bank is the Servicer of Crusade Global Trust No. 1 of 2001.

         3. This Officer's Certificate is delivered pursuant to the Agreement.

         4. A review of the activities of the Servicer during the calendar year ended September 30, 2002 and of its performance under the pooling and servicing agreement or similar agreements was made under my supervision.

         5. Based on such review, to my knowledge, the Servicer has fulfilled its obligations under the pooling and servicing agreement or similar agreements relating to the Trust (including the Master Trust Deed dated March 14, 1998, The Crusade Euro Trust Servicing Agreement dated March 19, 1998 and the Supplementary Terms Notice dated February 27, 2001) throughout such calendar year and, except as set forth in paragraph 6 below.

         6. The following is a description of any exceptions to paragraph 5 above:- No significant deficiencies were detected.


                                         ST.G EORGE BANK LIMITED,
                                         as Servicer



                                         By:   /S/ G. M. BARTLETT
                                            ------------------------------------
                                         Name:    G. M. BARTLETT
                                         Title:   Group executive

                                                                    EXHIBIT 99.3




INDEPENDENT AUDITOR'S ANNUAL SERVICER COMPLIANCE CERTIFICATE
TO THE DIRECTORS OF CRUSADE MANAGEMENT LIMITED

SCOPE

We have reviewed St.George Bank Limited's (the "Servicer's") activities for the purpose of determining its compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice (collectively the "Documents"), attached as Appendix 1, in relation to the Crusade Global Trust No.1 of 2001 (the "Trust") for the year ended 30 September 2002, in accordance with the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated 21 February 2003, and our engagement letter dated 25 March 2003.

We have reviewed the servicing standards contained in the Documents to enable us to report on whether those servicing standards are similar to those contained in the Uniform Single Attestation Program for Mortgage Bankers ("USAP"), attached as Appendix 2, which establishes a minimum servicing standard for the asset backed securities market in the United States of America. No equivalent of the USAP exists in Australia.

The management of the Servicer is responsible for maintaining an effective internal control structure including internal control policies and procedures relating to the servicing of mortgage loans. We have conducted an independent review of the servicing standards included in Appendix 1, in order to express a statement on the Servicer's compliance with them to Crusade Management Limited.

Our review of the servicing standards has been conducted in accordance with Australian Auditing Standards applicable to performance audits and accordingly included such tests and procedures as we considered necessary in the circumstances. In conducting our review we have also had regard to the guidance contained in the USAP. These procedures have been undertaken to enable us to report on whether anything has come to our attention to indicate that there has been significant deficiencies in the Servicer's compliance with the servicing standards contained in the Documents for the year ended 30 September 2002.

Our review did not include an assessment of the adequacy of the servicing standards themselves.

This statement has been prepared for the use of Crusade Management Limited as at 30 September 2002 in accordance with the requirements of the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated 21 February 2003, and the engagement letter dated 25 March 2003. We disclaim any assumption of responsibility for any reliance on this review statement, to any person other than Crusade Management Limited.

STATEMENT

Based on our review;


 o nothing has come to our attention to indicate that there has been any significant deficiencies in St.George Bank Limited's compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice, attached as Appendix 1, in respect of the Crusade Global Trust No.1 of 2001 (the "Trust") for the year ended 30 September 2002;

 o the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice are similar to the minimum servicing standards contained in the Uniform Single Attestation Program for Mortgage Bankers ("USAP"), except for the following:

     --  Section  III of USAP sets  minimum  servicing  standards  in respect of
         Disbursements.   In  respect  of  the  Trust,   this  function  is  the
         responsibility of the Trust Manager.



KPMG


/S/ A.J. YATES

Andrew Yates
Partner
Place:  Sydney, Australia
Date:    March 25, 2003

                                                                      APPENDIX 1



ST. GEORGE BANK LIMITED (THE "SERVICER") SERVICING STANDARDS

The following servicing standards are contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice.

1        GENERAL UNDERTAKINGS

         1. The Servicer must maintain all qualifications, licenses, filings and registrations as may be required under any applicable law in order to properly service the Receivables.

         2. The Servicer must comply with all Laws in connection with servicing the Receivables and Receivable Rights where failure to do so would have a material adverse effect.

         3. The Servicer must comply with the Consumer Credit Legislation in connection with servicing the Receivables and Receivable Rights.

         4. The Servicer must promptly deliver Relevant Documents to the Custodian in accordance with the Custodian Agreement.

         5. If a material  default  occurs the Servicer is required to take such
            action  in  accordance  with  the  Servicer's   normal   enforcement
            procedures.

         6. The Servicer shall set the interest rate on the Receivables in accordance with the requirements of the Supplementary Terms Notice.

         7. The Servicer must notify the Trustee and Manager of any event which it reasonably believes is likely to have a material adverse effect promptly after becoming aware of such event; and the Manager of anything else which the Manager reasonably requires regarding any modification to any Receivable or Receivable Security and the Services.

         8. The Servicer must provide information reasonably requested by the Trustee or Manager.

         9. The Servicer must comply with all its obligations under any transaction document to which it is a party.

        10. Subject to being reimbursed by the relevant Obligor or being indemnified by the Trustee, the Servicer shall pay all taxes that relate to the Services.

        11. The Servicer shall not claim any Security Interest over any Asset.

2    VARIATIONS

      1. The Servicer must not consent to the creation or existence of any Security interest in favour of a third party in relation to any Mortgaged Property in connection with a Receivable and the
            Receivable Rights unless the third party acknowledges that the Receivable and Receivable Rights ranks ahead in priority to the third party Security Interest or which would rank before or pari passu with the relevant Receivable and Receivable Rights.

     2. Except as required by law the Servicer shall not release an Obligor from any amount owing in respect of a Receivable.

     3. The Servicer must attend to the stamping and registration of all relevant documents for each Relevant Trust following any amendment, consolidation or other action. In relation to any Mortgage that is not registered at the relevant closing date, the Servicer shall ensure that it is lodged for registration not later than 120 days after the closing date.

     4. The Servicer must not allow the interest rate on a Receivable which is a fixed rate loan to be re-fixed at the end of its fixed term if it will result in a down grade or withdrawal of any Notes.

     5. The Servicer must not allow a Receivable to convert from a fixed rate loan to a floating rate loan, or vice versa, if that conversion would result in a downgrade or withdrawal of any Notes.

     6. The Servicer shall ensure that if the use of a mortgaged property that relates to a Receivable changes from owner occupied to investment, or vice versa, that the relevant Receivable continues to satisfy the eligibility criteria.

     7. The Servicer shall not provide to any Obligor features in respect of a Receivable which are additional to those applied on the closing date unless those additional features would not affect any mortgage insurance policy relating to the Receivables or result in the downgrade or withdrawal of the rating of any Notes.


3    MORTGAGE COLLECTIONS AND PAYMENTS

     1. The Servicer shall on the behalf of the Trustee collect the mortgage payments. In discharging this duty the Servicer will act in accordance with the Procedures Manual, exercising the degree of diligence and care expected of an appropriately qualified lender.

     2. Mortgage payments shall be remitted into the relevant collection account within 5 days of receipt.

     3. If a collection account is not maintained with the Servicer, the Servicer shall deposit all mortgage payments into the collection account no later than 2 business days following their receipt. If the collection account is with the Servicer then payments are required to be paid into the collection account on the remittance date for that collection period if the Servicer has a short term rating of A-1+ from S&P and interest on the collections calculated from the fifth day forward. If the Servicer does not have a short term rating of A-1+ collections must be paid into the collections account no later than two business days following their receipt.

     4. The Servicer shall pay to the relevant collection account all funds required to be paid to the Trustee by wire transfer or as otherwise instructed by the Trustee.

     5. If the Servicer pays funds to the Trustee, and the related Obligors payment is then dishonoured, the Servicer is entitled to have this money returned from the Trustee.

     6. All payments to the Trustee shall be paid under a transaction document no later than 4pm on the day when due.

     7. The Servicer will not have a right to set off any funds held in the Trust account for any amount owed to the Servicer.


4    DELINQUENCIES

     1. At 1 day delinquent, housing loans must be identified in the mortgage service system.

     2. At 14 days delinquent, the housing loan must be transferred to the collection system. The collection system provides detailed lists of accounts that are overdue and the follow up procedures that need to be taken.

     3. The Servicer is required to issue legal notices and institute recovery action by enforcing the mortgage security if satisfactory arrangements can not be made to rectify a delinquent housing loan.

     4. The Servicer shall report all actions that it takes on overdue housing loans to the mortgage insurer in accordance with the terms of the mortgage insurance policies.

5    INVESTOR ACCOUNTING AND REPORTING

     1. The Servicer shall maintain a database as a master record of all mortgage loans in relation to each Trust.

     2. The Servicer shall update the Receivables Register within 3 months of the closing date for each Relevant Trust; on the last business day of each calendar year, (if the holding company has a rating of not less than A-1+), or (if the holding company does not have such a rating), on the last business day of each calendar quarter; or within 30 days of a written request by the Trustee.

     3. The Servicer shall notify the Manager immediately of each request by an Obligor to switch its Receivables to another product.

     4. Each Receivable is to be electronically tagged so that all related collections for that mortgage can be readily identified.

     5. On or before each determination date for each Trust, the Servicer shall prepare and submit to the Manager and Trustee a report on collections.

     6. At the end of the financial year the Servicer is to produce a certificate for the Trustee and the Manager containing a schedule of information agreed with the Trustee and the Manager.


6    INSURANCE POLICIES

     1. The Servicer shall act in accordance with the terms of any Mortgage Insurance Policy.

     2. The Servicer shall not do or omit to do anything which, or the omission of which, would prejudicially affect the rights of the Trustee in respect of a mortgage insurance policy.

     3. The Servicer shall promptly make a claim under any mortgage insurance policy in accordance with the Procedures Manual, the transaction documents and the terms of the mortgage insurance policy.

     4. The Servicer shall notify the Manager when any circumstances have arisen under which the Servicer intends to make a claim.

     5. The Servicer shall use reasonable endeavours by reference to Australian market practice to ensure that a current policy of general insurance is maintained in respect of each mortgaged Property.

                                                                      APPENDIX 2

             UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS

                     THE UNIFORM SINGLE ATTESTATION PROGRAM

                                TABLE OF CONTENTS

                                                                            PAGE

ACKNOWLEDGEMENTS.............................................................ii

PREFACE.....................................................................iii

INTRODUCTION..................................................................1

MINIMUM SERVICING STANDARDS...................................................4

         I.       CUSTODIAL BANK ACCOUNTS.....................................4

         II.      MORTGAGE PAYMENTS...........................................4

         III.     DISBURSEMENTS...............................................4

         IV.      INVESTOR ACCOUNTING AND REPORTING...........................5

         V.       MORTGAGOR LOAN ACCOUNTING...................................5

         VI.      DELINQUENCIES...............................................5

         VII.     INSURANCE POLICIES..........................................6



EXHIBIT I     EXAMPLE MANAGEMENT ASSERTION

EXHIBIT II    EXAMPLE MANAGEMENT REPRESENTATION LETTER

EXHIBIT III   EXAMPLE CPA REPORT

APPENDIX A    GLOSSARY

                                ACKNOWLEDGEMENTS


         Several years ago, members of the Mortgage Bankers Association of America's (MBA's) Audit & Internal Controls Subcommittee undertook a project to revise MBA's Uniform Single Audit Program for Mortgage Bankers (USAP). A "USAP Working Group" was formed under the leadership of then - Subcommittee Chairman Geoffrey A. Oliver, KPMG Peat Marwick LLP, to work with the staff of the AICPA to produce a cost-effective document that meets the needs of potential users of the USAP Report. The project was delayed due, is part, to the issuance of the AICPA's Statements on Standards for Attestation Engagements subsequent to the publication of the last USAP in 1983. The USAP now complies with these standards and had been renamed the Uniform Single Attestation Program for Mortgage Bankers.

         In the years since the first USAP Working Group was formed, numerous individuals from industry and the accounting profession have contributed their time and expertise to reviewing and commenting on various drafts of the USAP. Those individuals have included mortgage company presidents, members of MBA's Audit & Internal Controls Subcommittee, leaders of MBA's Loan Administrative Committee, members of the Affiliation of Mortgage Banking Auditors, auditors with the "Big Six" and other accounting firms, representatives of the secondary market agencies, and the staff of the AICPA. The MBA and the industry owes those individuals a debt of gratitude.

         As Chairman of the USAP Working Group since 1992, I would like to express my personal appreciation to J. Mark Hanson, Fleet Mortgage Corp.; William Glasgow, Jr., CMB, BancBoston Mortgage Corp.; John J. duHadway, Deloitte & Touche LLP; Nicholas R. Bottini, Cortland L. Brovitz & Co. P.C.; Robert G. Arnall, Arthur Anderson LLP; Robert W. Swegle, Ernst & Young LLP; Laura A. Pepthens, Coopers & Lybrand LLP; Arlene K. Spencer and Steven F. Eckstein, Source One Mortgage Services Corp.; Peter M. Hill, North American Mortgage Company, Lawrence G. Roder, Fleet Mortgage Group, Inc.; Edward D. Hughes, GMAC Mortgage Corporation; James P. Gross, J.I. Kislak Mortgage Corp.; Robert B. Kenyon, First Union Mortgage Corp.; Eugene T. Ichner, Chase Manhattan Bank, and Paul Fender, Kenneth Leventhal & Co. for their thoughtful comments and suggestions. In addition, I would like to express special thanks to Geoffrey A. Oliver; Alison B. Utermehlen, Mortgage Bankers Association of America; and James
F. Green, AICPA, for the countless hours they spent working on all phases of this latest USAP revision.



                                       DEAN F. FOX, CHAIRMAN, AUDIT & INTERNAL
                                       CONTROLS SUBCOMMITTEE (1992 - 1994) AND
                                       USAP WORKING GROUP (1992-1995),
                                       FINANCIAL MANAGEMENT COMMITTEE,
                                       MORTGAGE BANKERS ASSOCIATION OF AMERICA

                                     PREFACE


         The Uniform Single Audit Program for Mortgage Bankers was introduced in 1965 by the Mortgage Bankers Association of America (MBA) and subsequently revised in 1975 and 1983. The program has been revised again to reflect changes in the mortgage banking industry and in servicing technology, and has been renamed the Uniform Single Attestation Program for Mortgage Bankers (USAP) because it now involves an examination engagement performed in accordance with Statements on Standards for Attestation Engagements (SSAE), specifically, SSAE No. 3, COMPLIANCE ATTESTATION (AICPA, PROFESSIONAL STANDARDS, vo1. 1, AT sec.
500). The USAP was rewritten in cooperation with the American Institute of Certified Public Accountants (AICPA).

         The purpose of the revised approach is to provide investors in residential mortgage loans with assurance relating to management's written assertion about a SERVICING ENTITY'S1 compliance with the minimum servicing standards set forth in the USAP by the MBA. These standards, which were identified by members of MBA's Audit and Internal Controls Subcommittee with the assistance of representatives from the secondary market agencies, independent CPAs, and industry leaders, establish the compliance criteria against which a servicing entity's management and the independent certified public accountant
(CPA) will report. Each standard represents a specific minimum requirement with which a servicing entity is expected to be in MATERIAL COMPLIANCE. The type and extent of procedures to be performed by the CPA to examine and report on management's written assertion about a servicing entity's compliance with these standards is the responsibility of the CPA.

         Potential users of the USAP REPORT include all parties with an interest in management's assertion about a servicing entity's compliance with the minimum servicing standards and, specifically, those to whom the mortgage servicer is obligated, through contractual agreement, to furnish a copy of the Report. Reporting under the USAP, therefore, is mandated by the terms of a servicing entity's agreements including its investor servicing agreements and, possibly, agreements with creditors, regulators and potential acquirers of mortgage servicing rights. However, because these parties may have different interests and concerns about a servicing entity's operations, the USAP was written to address compliance criteria related to residential mortgage loan servicing.

         Because the minimum servicing standards in the USAP include many, but not all, of the servicing requirements generally required by investors, it does not purport to address all aspects of an entity's servicing operations. Management and CPA reports under the USAP, therefore, provide no assurance regarding a servicing entity's compliance with any standards, controls, and requirements that are not identified to the minimum servicing standards. Certain investor and governmental requirements may either be more restrictive or involve more areas of compliance


______
1 Terms defined in the glossary (Appendix A) are in boldface type the first time they appear in the Program.

than the minimum servicing standards. However, the USAP standards are intended to represent commonly required minimum servicing standards that: (1) satisfy the primary need of the user to obtain a minimum level of assurance concerning compliance by a servicing entity with those standards, and (2) can serve as criteria for a management assertion that can be examined and reported on by a CPA on a cost-effective basis.

         The USAP Report differs from a report issued under Statement on Auditing Standards (SAS) No. 70, REPORTS ON THE PROCESSING OF TRANSACTIONS BY SERVICE ORGANIZATIONS (AICPA, PROFESSIONAL STANDARDS, vol. 1, AU sec. 324), and is not a substitute for such a report. SAS No. 70 reports are intended to provide CPAs of investor organizations with information about a servicing entity's control structure policies and procedures that might affect an investor organization's financial statements. They provide assurance that a servicing entity's description of its control structure policies and procedures is fairly presented, that the policies and procedures have been placed in operation as of a specified date, and that the policies and procedures are suitably designed to achieve specified control objectives. Such information enables an investor organization CPA to obtain a sufficient understanding of the internal control structure of the investor organization to plan the audit. Some SAS No. 70 reports include a description of tests of the operating effectiveness of a servicing entity's control structure policies and procedures. When such policies and procedures are operating effectively, the investor organization CPA may be able to reduce his or her assessment of control risk for certain financial statement assertions. In contract, USAP Reports are intended to provide investors in loans with assurance about compliance with specific minimum residential loan servicing standards.

                                  INTRODUCTION


1.       CONCEPT OF A UNIFORM SINGLE ATTESTATION PROGRAM

         The concept of a uniform single attestation program involves the acceptance by different users of a single CPA report on management's written assertion about a servicing entity's compliance with the minimum servicing standards in the USAP. A single program precludes the need for several compliance reporting programs to be developed by a number of different users.

2.       MANAGEMENT'S REPRESENTATIONS

         SSAE No. 3 requires that the CPA obtain a written assertion and letter of representation from management. Management's written assertion about a servicing entity's compliance with the minimum servicing standards in the USAP is the basis for testing and, therefore, is integral to the performance of the engagement and the CPA's rendering of an opinion. See Exhibit I for an illustrative management assertion and Exhibit II for an illustrative management representation letter.

3.       QUALIFICATIONS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

         To be acceptable, the USAP must be performed by a CPA who complies with the applicable provisions of the public accountancy law and rules of the jurisdiction in which the CPA is licensed. The CPA must meet applicable continuing professional education requirements and quality control standards, must participate in a practice monitoring program comparable to those prescribed by the AICPA, and must be independent of the servicing entity as defined and interpreted under the Code of Professional Ethics of the AICPA.

4.       STANDARDS FOR ACCEPTABILITY

         The USAP must be performed by a CPA in accordance with SSAE No. 3. In accepting the USAP Report, each user recognizes that it relates to a servicing entity's compliance with the minimum servicing standards in the USAP and not to compliance with specific servicing agreements. See Exhibit III for an illustrative CPA report.

5.       REPORT TO USERS

         A servicing entity shall send to each user a copy of the USAP Report resulting from the performance of the USAP. The Report shall be submitted to users within ninety (90) days of the end of the servicing entity's reporting period.

         SSAE No. 3 addresses circumstances in which noncompliance by a servicing entity would require modification of the CPA's report (seeP.P. 61 et. seq.).

6.       REPORTING EXCEPTIONS

         The CPA's report pursuant to an examination under SSAE No. 3 includes an opinion on management's assertion regarding a servicing entity's compliance with the minimum servicing standards in the USAP. Consequently, unlike an agreed-upon procedures engagement under SSAE No. 3, specific findings (or "exceptions") are not reported under the USAP unless the CPA concludes that management's assertion is not fairly stated in all material respects.

7.       SAMPLING

         In accordance with SSAE No. 3, the CPA determines the procedures to be performed and evaluates the sufficiency of the evidence obtained using professional judgment. When exercising such judgment, the CPA may consider the guidance of SSAE No. 1 (AICPA, PROFESSIONAL STANDARDS, vol. 1 AT sec. 100) and SAS No. 39, AUDIT SAMPLING (AICPA, PROFESSIONAL STANDARDS, vol. 1, AU sec. 350).

8.       TIMING

         Although it is intended that the USAP Report will relate to a period covering twelve months, there may be circumstances in which a twelve-month period is not covered. The USAP Report could, for example, relate to compliance during an interim period between a servicing entity's fiscal year-end and a new USAP reporting-period end in the year such a change is made. The period covered by the USAP shall be stated in both management's assertion and the CPA's report.

9.       ROLE OF INTERNAL AUDITOR'S WORK

         The CPA's examination of management's assertion under the USAP may consider evidence produced by the internal audit function to the extent permitted by SAS No. 65, THE AUDITOR'S CONSIDERATION OF THE INTERNAL AUDIT FUNCTION IN AN AUDIT OF FINANCIAL STATEMENTS (AICPA, PROFESSIONAL STANDARDS, vol. 1 AU sec. 322).

10.      PLANNING CONSIDERATIONS

         SSAE No. 1 (AICPA, PROFESSIONAL STANDARDS, vol. 1, AT sec. 100.28-32) provides guidance on planning attestation engagements. The CPA may wish to consider the following matters when planning the engagement:

         o Certain populations of transactions may be subject to more than one minimum servicing standard. Accordingly, it may be more efficient to apply related procedures to the attributes of a common sample of transactions. For example, selecting a sample of mortgage payments subject to the deposit, posting, allocation, and investor remittance process might be more efficient than selecting separate samples for each attribute.

         o Efficiency might be gained by performing some portion of the work at an interim date. For example, tests might be applied to applicable populations of transactions as of an interim test date with additional testing through the end of the period covered by management's assertion.

11.      EFFECTIVE DATE

         The effective date for application of the USAP is for management assertions made about entities' compliance with the minimum servicing standards for fiscal periods ending on or after December 15, 1995, with earlier application encouraged.

                           MINIMUM SERVICING STANDARDS


I.       CUSTODIAL BANK ACCOUNTS

         1. Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliation's shall:

            o    be mathematically accurate;

            o be prepared within forty-five (45) calendar days after the CUTOFF DATE;

            o be reviewed and approved by someone other than the person who prepared the reconciliation; and

            o document explanations for reconciling items. These reconciling items shall be resolved within ninety (90) calendar days of their original identification.


         2. Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or a mortgagor's account.

         3. Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

         4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

II.      MORTGAGE PAYMENTS

         1. Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.

         2. Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two business days of receipt.

         3. Mortgage  payments  shall  be  allocated  to  principal,   interest,
            insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.

         4. Mortgage payments identified as loan payoffs shall be allocated in accordance with the mortgagor's loan documents.

III.     DISBURSEMENTS

         1. Disbursements made via wire transfer on behalf of a mortgagor or investor shall be made only by authorized personnel.

         2. Disbursements made on behalf of a mortgagor or investor shall be posted within two business days to the mortgagor's or investor's records maintained by the servicing entity.

         3. Tax and insurance payments shall be made on or before the penalty or insurance policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.

         4. Any late payment penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

         5. Amounts remitted to investors per the servicer's investor reports shall agree with cancelled checks, or other form of payment, or custodial bank statements.

         6. Unissued checks shall be safeguarded so as to prevent unauthorized access.

IV.      INVESTOR ACCOUNTING AND REPORTING

         1. The servicing entity's investor reports shall agree with, or reconcile to, investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

V.       MORTGAGOR LOAN ACCOUNTING

         1. The servicing entity's mortgage loan records shall agree with, or reconcile to, the records of mortgagors with respect to the unpaid principal balance on a monthly basis.

         2. Adjustments on ARM loans shall be computed based on the related mortgage note and any ARM rider.

         3. Escrow   accounts  shall  be  analyzed,   in  accordance   with  the
            mortgagor's loan documents, on at least an annual basis.

         4. Interest  on  escrow  accounts  shall  be  paid,  or  credited,   to
            mortgagors in accordance with the applicable state laws. (A compilation of state laws relating to the payment of interest on escrow accounts may be obtained through the MBA's FAX ON DEMAND service. For more information, contact MBA.)

VI.      DELINQUENCIES

         1. Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (e.g., illness or unemployment).

VII.     INSURANCE POLICIES

         1. A fidelity-bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.

                                                                       EXHIBIT I

EXAMPLE MANAGEMENT ASSERTION1

                      [LETTERHEAD OF XYZ MORTGAGE COMPANY]

As of and for the [period] ended [date], XYZ Mortgage Company has complied2 in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS. As of and for this same period, XYZ Mortgage Company had in effect a fidelity bond and errors and omissions policy in the amount of [specify amount].


                                                     ---------------------------
                                                     Name and Title(3)


                                                     ---------------------------
                                                     Date

_______
1 As specified in paragraph 11a of SSAE No. 3, if the CPA's report is intended for general use (including "all investors in loans being serviced by a servicing entity"), management's assertion should be both in a representation letter to the CPA (Exhibit II) and in a separate report (i.e., management's assertion, Exhibit I) that will accompany the CPA's report. Management's assertion can set forth the specific minimum servicing standards or make reference to the document containing the minimum servicing standards (that is, the MBA's USAP).

2 Management should appropriately modify its assertion for matters of material non-compliance and include a description of such non-compliance.

3 The assertion should be signed by members of management who are responsible for and knowledgeable, directly or through others in the organization, about the matters covered by the assertion. Normally, the chief executive officer, the chief financial officer, and/or the chief servicing officer should sign the assertion.

                                                                      EXHIBIT II

                    EXAMPLE MANAGEMENT REPRESENTATION LETTER

                      [Letterhead of XYZ Mortgage Company]


[ADDRESSED TO CPA]

In connection with your examination of our assertion that XYZ Mortgage Company complied with the minimum servicing standards in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS
(USAP) as of and for the [period] ended [date], we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to express an opinion on management's assertion about compliance with the minimum servicing standards. Accordingly, we make the following representations, which are true to the best of our knowledge and belief in all material respects:

1. We are responsible for complying with the minimum servicing standards in the USAP.

2. We are responsible for establishing and maintaining an effect internal control structure over compliance with the minimum servicing standards.

3. We have performed an evaluation of XYZ Mortgage Company's compliance with the minimum servicing standards.

4. As of and for the [PERIOD] ended [DATE], XYZ Mortgage Company has complied with the minimum servicing standards. [THIS ASSERTION SHOULD BE MODIFIED AS NECESSARY TO IDENTIFY ANY NONCOMPLIANCE.1

5. We have disclosed to you all known noncompliance with the minimum servicing standards.

6. We have made available to you all documentation related to compliance with the minimum servicing standards.

7. We have made the following interpretation of the minimum servicing standard related to... [THIS ASSERTION SHOULD STATE MANAGEMENT'S INTERPRETATION OF ANY COMPLIANCE REQUIREMENTS THAT HAVE VARYING INTERPRETATIONS.]

8. We have disclosed any communications from regulator agencies, internal auditors, and other practitioners concerning possible noncompliance with the minimum servicing standards, including communications received between [specify the end of the period addressed in management's assertion and the date of the CPA's report].



_____
1 Any instances of material noncompliance should be explained here or in a separate addendum to this letter.

9. We have disclosed to you any known noncompliance occurring subsequent to [specify period covered by management's assertion].



                                                     ---------------------------
                                                     Name and Title(2)


                                                     ---------------------------
                                                     Date


_______
2 As specified in paragraph 9 of SAS No. 19, Client Representations (AICPA, Professional Standards, vol. 1, AU sec. 333), the representation letter should be signed by members of management whom the CPA believes are responsible for and knowledgeable, directly or through others in the organization, about the matters covered by the representations. Normally, the chief executive officer, the chief financial officer, and/or the chief servicing officer should sign the representation letter.

                                                                     EXHIBIT III

                              EXAMPLE CPA REPORT(1)

                         Independent Accountant's Report

TO XYZ MORTGAGE COMPANY:

We have examined management's assertion about XYZ Mortgage Company's compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS
(USAP) as of and for the [period] ended [date] included in the accompanying management assertion. Management is responsible for XYZ Mortgage Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about XYZ Mortgage Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on XYZ Mortgage Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that XYZ Mortgage Company complied with the aforementioned minimum servicing standards as of and for the [period] ended [date] is fairly stated, in all material respects.




______
1 Paragraphs 61 et seq. of SSAE No. 3 address circumstances in which the CPA should modify the standard report.

                                                                      APPENDIX A

                                    GLOSSARY

CUTOFF DATE

         The date as of which a bank account is reconciled every month. It may, or may not, coincide with a prescribed investor reporting date but shall be consistent from period to period.

MATERIAL COMPLIANCE

         Paragraphs 35 and 36 of SSAE No. 3 provide guidance on the factors the CPA should take into account when making judgments about an entity's compliance with the minimum servicing standards in the USAP.

SERVICING ENTITY

         An entity that is engaged in servicing residential mortgage loans. Residential mortgage loan servicing involves performing certain loan administration functions, including collecting mortgage payments, disbursing principal and interest payments to investors, maintaining tax and insurance escrow accounts, and managing delinquent loans and foreclosed properties. The entity performs these functions for a fee on behalf of investors in loans, pursuant to its investor servicing agreements.

USAP REPORT

         The report that shall be furnished to investors upon completion of the USAP engagement and is comprised of management's assertion (see Exhibit
         I) and the CPA's report (see Exhibit III).

                                                                    EXHIBIT 99.4


                        CUSTODIAL SERVICERS AUDIT REPORT

                                     Our ref   20-F Sept 2002 No.1 of 2001 edgar
                                               version 25 Mar 03.doc

                                     Contact   Kim McManus 9335-8639


Mr. Roger Desmarchelier
Executive Manager Securitisation
Crusade Management Limited
55 Market Street
Sydney NSW 2000

25 March 2003


Dear Roger


AGREED UPON PROCEDURES - CRUSADE GLOBAL TRUST NO. 1 OF 2001

St. George Custodial Pty Ltd required an audit to be performed in accordance with the Crusade Global Trust No. 1 of 2001 Custodian Agreement (`Custodian Agreement').

Our engagement was undertaken in accordance with the basic principles and general guidance set out in Australian Auditing Standard AUS 904 "Engagements to Perform Agreed-upon Procedures".

PROCEDURES

In accordance with the requirements set out in Schedule 1 of the Custodian Agreement, an audit of the custodial role with respect to the Relevant Documents for Crusade Global Trust No. 1 of 2001 was performed. The following procedures were undertaken to perform the audit:

a) Through management inquiry and observation, ensured adequate controls and procedures are in place to:

     i) segregate relevant documents from other mortgage title documents held by the Custodian; and

     ii) safeguard the relevant documents from being removed or tampered with, except with appropriate authorisation.

b) Through discussions with management ensured there is an appropriate security packet tracking system to identify:

     i) the relevant documents as separate and distinct from other mortgage title documents held by the custodian; and

     ii)  identify the location of the relevant documents at any time.

(c) A random sample of 10 security packets was selected. For each security pack in the sample we cited the following relevant documents:

     i)   Mortgage Deed;

     ii)  Certificate of Title; and

     iii) Loan application signed by the borrower, or loan contract signed by the borrower for loans originated on or after November 1996.

(d) For each security pack in the sample we traced the pack's actual storage location to the location information contained on the system.


FINDINGS

No exceptions were noted for the procedures performed above.


STATEMENT

Based on the results of the procedures performed in accordance with steps (a) through (d), we grade the custodial performance of St. George Custodial Pty Ltd as "Good."


DISCLAIMER

The foregoing procedures do not constitute an audit in accordance with Australian Auditing Standards or a review made in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports."

This letter is solely for the information of the addressee in connection with the role of St. George Custodial Pty Ltd as custodian for Crusade Global Trust No. 1 of 2001. It is not to be used, circulated, quoted or otherwise referred to, in whole or in part for any other purpose without our written consent.

Yours sincerely


/S/  JOHN TEER

John Teer
Partner

                                                                    EXHIBIT 99.5


                      KPMG CONSENT TO PUBLISH AUDIT REPORT

                                     Our ref   20-F Sept 2002 No.1 of 2001 edgar
                                               version 25 Mar 03.doc

The Directors
St George Bank Limited
Level 4
4-16 Montgomery Street
Kogarah NSW 2217

17 March 2003


Dear Sirs

CRUSADE GLOBAL TRUSTS

This consent is given by KPMG concerning the submission of the 20F report to the SEC for the year ended 30 September 2002 in respect of Crusade Global Trust No.1 of 1999, Crusade Global Trust No.1 of 2001, and Crusade Global Trust No.2 of 2001.

KPMG consents to its agreed upon procedures letters, dated 18 April 2002, in respect of the Crusade Global Trust No.1 of 1999, Crusade Global Trust No.1 of 2001 and Crusade Global Trust No.2 of 2001, for the year ended 30 September 2002, being included in the submission of the 20F report.


Yours faithfully,


/S/ A. J. Yates

Andrew Yates
Partner

                                                                    EXHIBIT 99.6


     FINANCIAL REPORT OF THE TRUST FOR THE PERIOD ENDING SEPTEMBER 30, 2002.














                        CRUSADE GLOBAL TRUST NO.1 OF 2001
                                FINANCIAL REPORT
                      FOR THE YEAR ENDED 30 SEPTEMBER 2002

                               ABN 64 878 644 611

CRUSADE GLOBAL TRUST NO.1 OF 2001
MANAGER'S REPORT
FOR THE YEAR ENDED 30 SEPTEMBER 2002



The Manager has prepared the Financial Report at the direction of the Trustee who is responsible for the Financial Report.


PRINCIPAL ACTIVITIES

The Trust is a special purpose vehicle that holds a portfolio of loans secured by mortgage and has issued Mortgage backed bonds. The Trust has also entered into interest rate swap agreements to manage its exposure to interest rate and foreign exchange risk.


REVIEW OF OPERATIONS

The distributions paid/payable to the beneficiary of the Trust for the period ended 30 September 2002 were $5,906,625 (2001: $3,669,255).


STATE OF AFFAIRS

In the opinion of the Manager there were no significant changes on the state of affairs of the Trust during the financial year.


FOR AND BEHALF OF THE MANAGER




/S/ G.M. BARTLETT

Director

Crusade Management Limited

November 25, 2002

CRUSADE GLOBAL TRUST NO.1 OF 2001
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 SEPTEMBER 2002



                                                      --------------------------
                                                                    21 FEBRUARY
                                                                    2001 TO 30
                                                         2002     SEPTEMBER 2001
                                              NOTE         $            $
                                                      ------------ ------------

Revenue from ordinary activities
    Interest income                             2      81,302,438   67,938,923
    Fees                                        2       1,784,126    1,362,194
    Other income                                          569,120      264,446
                                                      ------------ ------------
                                                      ------------ ------------
                                                       83,655,684   69,565,563
Expenses from ordinary activities
    Interest expense                            2      70,161,934   59,977,589
    Custodian fees                              10        196,838      158,141
    Servicing fees                              10      5,249,020    4,217,102
    Manager fees                                10      1,153,837      948,848
    Trustee fees                                10        367,611      295,051
    Other expenses                                         50,699       35,131
    Loss on discharges                                    569,120      264,446
                                                      ------------ ------------
                                                       77,749,059   65,896,308
                                                      ------------ ------------

RESULT FROM ORDINARY ACTIVITIES (EXCESS INCOME)         5,906,625    3,669,255
                                                      ============ ============






THE STATEMENT OF FINANCIAL PERFORMANCE SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 12.

CRUSADE GLOBAL TRUST NO.1 OF 2001
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2002


                                               --------------------------------
                                                   2002              2001
                                       NOTE          $                $
                                               ---------------- ---------------
ASSETS
    Cash and liquid assets              3         116,148,314      166,251,278
    Receivables                         4           2,664,057       92,736,686
    Investments                         5       1,025,925,623    1,448,733,696
                                               ---------------- ---------------
TOTAL ASSETS                                    1,144,737,994    1,707,721,660
                                               ---------------- ---------------
LIABILITIES
    Accounts payable                    6           55,235,593      28,222,273
    Mortgage backed bonds                        1,089,502,391   1,679,499,377
                                               ---------------- ---------------

TOTAL LIABILITIES                                1,144,737,984   1,707,721,650
                                               ---------------- ---------------
NET ASSETS                                                  10              10
                                               ================ ===============

UNITHOLDER'S FUNDS
    Unit on issue                       7                   10              10
                                               ---------------- ---------------
TOTAL UNITHOLDER'S FUNDS                                    10              10
                                               ================ ===============





THE STATEMENT OF FINANCIAL POSITION SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 12.


CRUSADE GLOBAL TRUST NO.1 OF 2001
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002
                                                                              ----------------------------------------
                                                                                                     21 FEBRUARY
                                                                                                      2001 TO 30
                                                                                     2002           SEPTEMBER 2001
                                                                  NOTE                 $                  $
                                                                               ------------------- ------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Interest received                                                                  82,789,301         63,788,003
    Fees received                                                                       1,784,126          1,362,194
    Interest paid                                                                     (76,585,527)       (41,356,681)
    Expenses paid                                                                      (7,640,488)        (3,530,120)
    Distributions paid                                                                 (1,438,727)                 -
                                                                               ------------------- ------------------
NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES               (b)                  (1,091,315)        20,263,396
                                                                               ------------------- ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of loans secured by mortgage                                                       -     (1,791,028,923)
    Proceeds from loan repayments                                                     422,238,953        342,030,781
                                                                               ------------------- ------------------
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES                                   422,238,953     (1,448,998,142)
                                                                               ------------------- ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issue of Mortgage backed bonds                                                -      1,786,956,520
    Repayments of Mortgage backed bonds                                              (471,250,602)      (196,042,909)
      Proceeds from loan from St.George Bank Limited                                            -          4,072,403
      Proceeds from issue of unit trust                                                         -                 10
                                                                               ------------------- ------------------
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                                  (471,250,602)     1,594,986,024
                                                                               ------------------- ------------------
NET (DECREASE)/INCREASE IN CASH HELD                                                  (50,102,964)       166,251,278
                                                                               ------------------- ------------------

CASH AT THE BEGINNING OF THE YEAR                                                     166,251,278                  -
                                                                               ------------------- ------------------
CASH AT THE END OF THE YEAR                                       (a)                 116,148,314        166,251,278
                                                                               =================== ==================





THE STATEMENT OF CASH FLOWS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE STATEMENT OF CASH FLOWS ON PAGE 5 AND THE NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 12.


CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002
                                                                                    ---------------------------------------
                                                                                                          21 FEBRUARY
                                                                                                           2001 TO 30
                                                                                           2002          SEPTEMBER 2001
                                                                                             $                  $
                                                                                     ------------------ ------------------

(A)   RECONCILIATION OF CASH

      Cash as at the end of the year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

      Cash and liquid assets                                                               116,148,314        166,251,278
                                                                                     ------------------ ------------------
      TOTAL CASH                                                                           116,148,314        166,251,278
                                                                                     ================== ==================


(B)   RECONCILIATION  OF UNDISTRIBUTED  INCOME TO NET CASH PROVIDED BY OPERATING
      ACTIVITIES


      Undistributed income                                                                          --                 --

      (Decrease)/increase in:
        Accounts payable                                                                    (2,578,178)        24,414,316
      Decrease/(increase) in:
        Interest receivable                                                                  1,486,863         (4,150,920)

                                                                                     ------------------ ------------------
      Net cash (used in)/provided by operating activities                                   (1,091,315)        20,263,396
                                                                                     ================== ==================

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of this financial report are:

a)    BASIS OF PREPARATION

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board so far as they relate to the Crusade Global Trust No.1 of 2001 ("the Trust") and the provisions of the Trust Deed.

The financial report has been prepared on the basis of historical cost and does not take into account changing money values or current valuations of non current assets, except where stated.

b)    TAXATION

The Beneficiary holds the sole beneficial interest in the Trust and is presently entitled to the distributable income of the Trust which is taxable in its hands.

Accordingly, no provision for income tax has been made in the Trust's financial statements.

c)    REVENUE RECOGNITION

Interest and fee income is recognised as it accrues.

Premiums and discounts on loans secured by mortgage are taken to the Statement of Financial Performance in the period in which the loan discharges and recognised as profit or loss on discharges.

Unrealised profits and losses arising on the foreign currency revaluations of the Mortgage backed bonds are recognised in the Statement of Financial Performance. These profits or losses are offset by the revalued foreign currency hedges in place and therefore have no net effect on the result.

d)    RECEIVABLES

Receivables are carried at nominal amounts less any provision for doubtful debts. Interest due on loans and deposits at bank are settled within 30 days.

e)    INVESTMENTS

Investments are purchased with the intention of being held to maturity. The investments are recorded at the recoverable amount represented by the gross loan balance adjusted by any specific provision for doubtful debts. The difference between the cost and the market value of the investments on the day of purchase is accounted for as a premium.

f)    MORTGAGE BACKED BONDS

Mortgage backed bonds held in foreign currencies are shown in the financial statements at the exchange rate prevailing at balance date. The bonds are recorded net of repayments. Interest payments due in foreign currencies are hedged by a currency swap. Therefore these payments do not expose the Trust to any foreign currency fluctuation risk. These Bonds mature on 20 January 2032.

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


g)    CASH FLOWS

For the purpose of the preparation of the Statement of Cash Flows, cash includes cash on hand and at bank, bank deposits at call, current accounts with related entities and is presented net of outstanding bank overdrafts.

h)    COMPARATIVE DATA

The Trust was constituted on 21 February 2001, consequently any comparative data relates to the period 21 February 2001 to 30 September 2001.


2.   RESULT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

Result from ordinary activities before income tax includes the following items:

                                                 -------------------------------
                                                                21 FEBRUARY 2001
                                                                 TO 30 SEPTEMBER
                                                      2002              2001
                                                       $                   $
                                                 -------------- ----------------
REVENUE
Interest income
   - other party                                     81,302,438      67,938,923
Fee income                                            1,784,126       1,362,194
                                                 ============== ================


EXPENSE
Interest expense
   - related party                                    6,030,337       5,935,870
   - other party                                     64,131,597      54,041,719
                                                 ============== ===============



3.   CASH AND LIQUID ASSETS
                                                 --------------   --------------
                                                     2002             2001
                                                       $               $
                                                 --------------   --------------

Cash at bank - St.George Bank Limited                 1,526,852       5,059,885
Collections A/C - ANZ Bank                          114,621,462     161,191,393

                                                 --------------   --------------
                                                    116,148,314     166,251,278
                                                 ==============   ==============


MATURITY ANALYSIS
At Call                                             116,148,314     166,251,278
                                                 --------------   --------------
                                                    116,148,314     166,251,278
                                                 ==============   ==============

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

                                                                          ------------------------------------
                                                                             2002               2001
                                                                               $                  $
                                                                          ----------------- ------------------

4.   RECEIVABLES

Accrued Interest:
   - Bank deposits                                                                 163,312            538,371
   - Loans secured by mortgage                                                   2,500,745          3,612,549
Currency swap receivable                                                                 -         88,585,766
                                                                          ----------------- ------------------
                                                                                 2,664,057         92,736,686
                                                                          ================= ==================

5.  INVESTMENTS

Loans secured by mortgage                                                    1,022,686,786      1,444,925,739
Premium on loans secured by mortgage                                             3,238,837          3,807,957
                                                                          ----------------- ------------------
                                                                             1,025,925,623      1,448,733,696
                                                                          ================= ==================
MATURITY ANALYSIS
within 1 year                                                                   57,435,608         55,979,960
between 1 and 5 years                                                           90,825,304        169,962,607
greater than 5 years                                                           877,664,711      1,222,791,129
                                                                          ----------------- ------------------
                                                                             1,025,925,623      1,448,733,696
                                                                          ================= ==================

6.   ACCOUNTS PAYABLE
Accrued expenses                                                                 1,501,670          2,124,153
Distributions payable                                                            8,137,153          3,669,255
Amount payable - St. George Bank Limited                                         3,238,837          3,807,957
Interest payable - Mortgage backed bonds                                         5,934,599         14,073,001
                 - Swaps                                                         6,262,716          4,547,907
Currency swap payable                                                           30,160,618                  -
                                                                         ------------------ ------------------
                                                                                55,235,593         28,222,273
                                                                         ================== ==================

7.   TRUST UNITS

In accordance with clauses 3.1(b) and 3.2(a)(ii) of the Trust
Deed, one unit was issued by the Trustee to the Manager in
exchange for $10 to create the Trust.                                                   10                 10
                                                                         ================== ==================

8.    UNDISTRIBUTED INCOME

Undistributed income at the beginning of the period                                      -                  -

PLUS: Result from ordinary activities (excess income)                            5,906,625          3,669,255

LESS: Distributions paid during the year                                         1,438,727                  -
      Movement in Distributions payable                                          4,467,898          3,669,255
                                                                         -----------------   -----------------
                                                                                 5,906,625          3,669,255
                                                                         ------------------  -----------------
Undistributed income at the end of the financial year                                    -                  -
                                                                         ==================  ==================

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


9.    SUPPORT FACILITIES

In accordance with the Information Memorandum, the Trust had the following support facilities during the period.

a)    MORTGAGE INSURANCE POLICY

The Trustee has been insured against losses in respect of the Purchased Mortgages with St. George Insurance Pte Ltd, PMI Mortgage Insurance Ltd, GE Mortgage Insurance Pty Ltd and Commonwealth of Australia.

b)    LIQUIDITY RESERVE

No liquidity account is required to be maintained under the terms of the Trust Deed.

c)    REDRAW FACILITY

The Trustee maintains a Redraw Facility with St.George Bank Limited. The Redraw Limit is equal to 2% of the aggregate amount of Mortgage backed bonds and is adjusted on each anniversary of the redraw facility.

d)    BASIS SWAP AND STANDBY BASIS SWAP

The Trustee maintains a basis swap with St.George Bank Limited for the purposes of hedging the basis risk between variable rates on the loans secured by mortgages and the floating rate obligations of the Mortgage backed bonds. The basis swap will also cover the Purchased Mortgages, which convert from a fixed rate of interest to a variable interest rate. The Trustee also maintains a standby basis swap with Credit Suisse First Boston International. The terms of the basis swap allow for netting of swap payments.

e)    FOREIGN CURRENCY SWAP

The Trustee entered into a currency swap with the Currency Swap Provider, Credit Suisse First Boston International, to hedge its foreign currency exposure.

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


10.   RELATED PARTY INFORMATION

a)    RELATED ENTITIES

The Manager is Crusade Management Limited, a company incorporated in Australia. The Trustee is Perpetual Trustees Consolidated Limited.
The Custodian is St.George Custodial Services Pty Limited.

b)    TRANSACTIONS WITH RELATED ENTITIES

The following tables outline related party transactions during the relevant period.

                     ST.GEORGE   ST.GEORGE     CRUSADE       CRUSADE     PERPETUAL     PERPETUAL    ST. GEORGE     ST.GEORGE
                       e BANK     e BANK      MANAGEMENT    MANAGEMENT    TRUSTEES      TRUSTEES    CUSTODIAL     CUSTODIAL
                      LIMITED     LIMITED        LTD           LTD      CONSOLIDATED  CONSOLIDATED PTY LIMITED   PTY LIMITED
                                                                             LTD           LTD
                    ----------- ----------- ------------- ------------ ------------- ------------- ------------ -------------
                       2002        2001         2002          2001          2002         2001          2002         2001
                         $           $            $             $            $             $            $             $
------------------- ----------- ----------- ------------- ------------- ------------ ------------- ------------ -------------

 Manager fee1           -           -        1,153,837      948,848          -            -             -            -
 Trustee fee2           -           -            -             -          367,611      295,051          -            -
 Servicing fee3     5,249,020   4,217,102        -             -             -            -             -            -
 Custodian fee4         -           -            -             -             -            -          196,838      158,141
 Basis Swap
 interest5          6,030,337   5,935,870        -             -             -            -             -            -
 Redraw facility
 fee6                 25,610      12,008         -             -             -            -             -            -


1 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.09%pa payable quarterly in arrears.

2 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.0275%pa payable quarterly in arrears.

3 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.40%pa payable quarterly in arrears.

4 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.015%pa payable quarterly in arrears.

5 In accordance with the Trust Deed, the Trust has entered into a basis swap support facility with St.George Bank Limited. The amount represents the net amount paid/payable.

6 The Trust has maintained a Redraw Facility with St.George Bank Limited (refer Note 9).

7 The Trust received part forgiveness for the loan owing to St.George Bank Limited - 2002: $569,120 (2001: $264,446).

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


11.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a)   INTEREST RATE RISK

The Trust's exposure to interest rate risk and the effective interest rates of the financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

AS AT 30 SEPTEMBER 2002
------------------------------------------------------------------------------------------------------------------------------
                                                                                          NON                       WEIGHTED
                             FLOATING                                                   INTEREST                     AVERAGE
                           INTEREST RATE      FIXED INTEREST RATE MATURING IN:          BEARING          TOTAL         RATE
                                          -------------------------------------------
                                             1-3 MTHS     3-12 MTHS          1-5 YRS
                                       $            $             $                $             $               $          %
-------------------------- -------------- ------------  ------------  ---------------  ------------- -------------- -----------

FINANCIAL ASSETS
   Cash & liquid assets      114,621,462            -             -                -      1,526,852    116,148,314        4.72
   Receivables                         -            -             -                -      2,664,057      2,664,057           -
   Investments               876,875,685    8,932,358    48,317,845       88,560,898              -  1,022,686,786        6.45
   Premium                             -            -             -                -      3,238,837      3,238,837           -

-------------------------- -------------- ------------  ------------  ---------------  ------------- -------------- -----------
Total                        991,497,147    8,932,358    48,317,845       88,560,898      7,429,746  1,144,737,994
-------------------------- -------------- ------------  ------------  ---------------  ------------- -------------- -----------

FINANCIAL LIABILITIES
   Accounts payable                    -            -             -                -     55,235,593     55,235,593           -
   Mortgage backed bonds               -  1,089,502,391           -                -              -  1,089,502,391        2.78
-------------------------- -------------- -------------  -----------  --------------  ------------- -------------- -----------
Total                                  -  1,089,502,391           -                -     55,235,593  1,144,737,984
-------------------------- -------------- -------------  ------------ --------------- ------------- -------------- -----------

INTEREST RATE SWAP          (940,326,802) 1,087,110,152 (51,814,146)     (94,969,204)
=============================================================================================================================


AS AT 30 SEPTEMBER 2001
-------------------------- -------------- ------------------------------------------    ------------- --------------- ----------
                             FLOATING         FIXED INTEREST RATE MATURING IN:              NON                        WEIGHTED
                                                                                          INTEREST                     AVERAGE
                           INTEREST RATE                                                   BEARING         TOTAL         RATE
                                             ------------  -------------- --------------
                                                1-3 MTHS       3-12 MTHS        1-5 YRS
                                       $               $               $              $             $               $          %
-------------------------- --------------    ------------  -------------- -------------- ------------- --------------- ----------

FINANCIAL ASSETS
   Cash & liquid assets      161,191,393                -              -              -     5,059,885     166,251,278       4.56
   Receivables                         -                -              -              -    92,736,686      92,736,686          -
   Investments             1,230,288,739       11,108,998     36,415,473    167,112,529             -   1,444,925,739       6.72
   Premium                             -                -              -              -     3,807,957       3,807,957          -

-------------------------- -------------- ------------     -------------- -------------- ------------- --------------- ----------

Total                      1,391,480,132       11,108,998     36,415,473    167,112,529   101,604,528   1,707,721,660
-------------------------- --------------   -------------  -------------- -------------- ------------- --------------- ----------

FINANCIAL LIABILITIES
   Accounts payable                    -                -              -              -    28,222,273      28,222,273          -
   Mortgage backed bonds               -    1,679,499,377              -              -             -   1,679,499,377       4.14

-------------------------- --------------   ------------   -------------- -------------- ------------- --------------- ----------

Total                                  -    1,679,499,377              -              -    28,222,273   1,707,721,650
-------------------------- --------------   ------------   -------------- -------------- ------------- --------------- ----------

INTEREST RATE SWAP         (1,317,579,139)  1,535,547,687    (38,999,193)  (178,969,355)
=================================================================================================================================

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


12.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

(b)   NET FAIR VALUES

All financial assets and liabilities are carried at net fair value in the Statement of Financial Position with the exception of the loans secured by mortgage with are recorded at the recoverable amount as stated in the accounting policies in Note 1. The fair value of these loans is $1,023,870,087 (2001:
$1,447,786,375).

The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

(c)   CREDIT RISK EXPOSURES

The Trust's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the Statement of Financial Position. The servicer of the Trust, St.George Bank Limited, manages the credit risk on loans through embedded controls within its lending division.

A potential loss to the Trust may occur as a result of non-performance by a counter party. The Trust's exposure to counter party risk is therefore limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

As the Trust's primary reason for holding derivatives is for interest rate hedging purposes, the derivatives have been dealt with financial institutions of investment grade quality. The Trust's credit policy and procedures constantly monitor exposures to counter party risks.

(d)   DERIVATIVE FINANCIAL INSTRUMENTS

A derivative is a financial instrument, which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index. The Trust uses a derivative instrument termed a `swap'. These are held to hedge future interest expense due on the Mortgage backed bonds and to protect the Trust from fluctuation in exchange rates.

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal are exchanges periodically throughout the term of the swap.


12.  SEGMENT REPORTING

The Trust operates within the treasury and capital markets segment of the Financial Services Industry. The Trust's operations and customers are located primarily within Australia. The Trust operates in accordance with the Trust Deed for the purposes of deriving a margin on interest income on loans secured by mortgage and interest expense on Mortgage backed bonds.

CRUSADE GLOBAL TRUST NO.1 OF 2001
MANAGER'S STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2002

In the opinion of the Manager:

     (i) the Statement of Financial Performance is drawn up so as to give a true and fair view of the result of the Trust for the period ended 30 September 2002;

     (ii) the Statement of Financial Position is drawn up so as to give a true and fair view of the state of affairs of the Trust as at 30 September 2002;

     (iii) the Statement of Cash Flows is drawn up so as to give a true and fair view of the cash flows of the Trust for the period ended
            30 September 2002; and

     (iv) at the date of this statement, there are reasonable grounds to believe the Trust will be able to pay it debts as and when they fall due.

It is also the opinion of the Manager that the accompanying financial statements are drawn up in accordance with Australian Accounting Standards and other mandatory professional reporting requirements.




/S/ G.M. BARTLETT
Signed


Crusade Management Limited


Sydney

Date:  November 25,2002

INDEPENDENT AUDIT REPORT
TO THE UNITHOLDERS OF CRUSADE GLOBAL TRUST NO.1 OF 2001



SCOPE

We have audited the financial statements of Crusade Global Trust No.1 of 2001 for the year ended 30 September 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, the manager's statement and the accompanying notes set out on pages 2 to 13. The manager has prepared the financial statements at the direction of the trustee who is responsible for the financial statements. We have conducted an independent audit of these financial statements in order to express an opinion on them to the unitholders.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial statements are presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements, statutory requirements and requirements of the Trust Deed, so as to present a view which is consistent with our understanding of the Trust's financial position, results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial statements of Crusade Global Trust No.1 of 2001 for the year ended 30 September 2002 are properly drawn up:

(a) so as to give a true and fair view of the Trust's state of affairs at 30 September 2002 and its results and cash flows for the period ended on that date;

(b) in accordance with applicable Accounting Standards and other mandatory professional reporting requirements; and

(c)   in accordance with the provisions of the Trust Deed.



KPMG


/S/ A. J. YATES

A. J. Yates
Partner
45 Clarence Street,
Sydney, NSW 2000
November 25, 2002