Form 20-F
period 2002-09-30
CRUSADE MANAGEMENT LTD
filed 2003-03-27
CIK 1092858

SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                    FORM 20-F

(MARK ONE)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
|X| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from March 20, 2002 to September 30, 2002. Commission file number 333-81688


                           CRUSADE MANAGEMENT LIMITED
      In its capacity as Manager of the Crusade Global Trust No. 1 of 2002
                      Australian Company Number 072 715 916
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT
US$880,000,000  Class A Mortgage Backed Floating Rate Notes Due 2033
(The Notes")

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

     Yes  |_|    No   |X|

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


9. The Offer and Listing                            Markets

10. Additional Information                          Exchange Controls, Taxation,
                                                    Legal Proceedings, Holders
                                                    of Notes

11. Quantitative and Qualitative Disclosures        Market Risk
    about Market Risk

12. Description of Securities Other than Equity     Not applicable
    Securities

PART II

13. Defaults, Dividend Arrearages                   Defaults and Delinquencies
    and Delinquencies

14. Material Modifications to Rights of Material Modifications to Security Rights of Holders and Use of Security Holders Proceeds

15.   [RESERVED]

16.   [RESERVED]


PART III

17. Financial Statements                            Not applicable

18. Financial Statements                            Not applicable

19. (a) Financial Statements                        Periodic Filings on Form 6K
                                                    incorporated by reference

      (b) Exhibits                                  Exhibits


TABLE OF CONTENTS

PART I

Incorporation of Certain Documents by Reference................................................1

Item 3: Selected Financial Information.........................................................1

Item 4: Property...............................................................................2

Item 7: Major Shareholders & Interest of Management and Related Parties in Transaction.........3

Item 9: Markets................................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes......................3

Item 11: Market Risks.........................................................................13


PART II

Item 13: Defaults and Delinquencies...........................................................13

Item 14 Material Modification to Rights of Security Holders...................................13

PART III

Item 19: Financial Statements and Exhibits....................................................14

EXHIBITS

Exhibit 13.1: Noteholders Report for the May 20, 2002 payment date

Exhibit 13.2: Noteholders Report for the August 20, 2002 payment date

Exhibit 13.3: Aggregate Totals for Fiscal Year

Exhibit 99.1: The Officer's Certificate of Compliance of the Manager

Exhibit 99.2: The Officer's Certificate of Compliance of the Servicer

Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate

Exhibit 99.4: Financial Report of the Trust for the Period Ending
              September 30, 2002

                                     PART 1

         This Transition Report on Form 20-F relates to the Crusade Global Trust No. 1 of 2002 (the "Trust") and the Class A Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of March 20, 2002 (the "Note Trust Deed"), between Perpetual Trustees Consolidated Limited, as issuer trustee (the "Issuer Trustee"); Crusade Management Limited (the "Manager"), as Manager; and Wilmington Trust Company, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus Supplement relating to the Notes.

         This Transition Report on Form 20-F is the first Report for the Crusade Global Trust No.1 of 2002 and reports on the period March 20, 2002 to September 30, 2002.

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

     o    Noteholders Report for the May 20, 2002 Payment date

     o    Noteholders Report for the August 20, 2002 Payment date

The  Manager  also   attaches   hereto,   as  Exhibits  13.3  and  Exhibit  99.4
respectively,  the following documents:

     o    Aggregate Totals for Fiscal Year,

     o Financial Report of the Trust for the period Ending September 30, 2002.

CURRENCY EXCHANGE

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 24, 2003 was US$0.5947 = A$1.00.

         Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. Please refer Note 1(g) of the Financial Report of the Trust for the Period Ending September 30, 2002, attached as Exhibit 99.4


ITEM 4.  PROPERTY

         The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the Financial Report of the Trust for the Period Ending September 30, 2002, attached as Exhibit 99.4.

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


ITEM 11.  MARKET RISKS

         Information regarding various market risks can be found in the Financial Report for the Period Ending September 30, 2002 attached as Exhibit 99.4.



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


b.  Exhibits

     The following documents are filed as part of this Annual Report:

1.   Exhibit 13.1: Noteholders Report for the May 20, 2002 payment date

2.   Exhibit 13.2: Noteholders Report for the August 20, 2002 payment date

3.   Exhibit 13.3: Aggregate Totals for Fiscal Year

4.   Exhibit 99.1: The Manager Officer's Certificate of Compliance

5.   Exhibit 99.2: The Servicer Officer's Certificate of Compliance

6.   Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate

7.   Exhibit 99.4: Financial Report of the Trust for the Period Ending September
                   30, 2002.

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

                                                    Name:G.M. Bartlett

                                                    Title: Director

Date: March 25, 2003

                           CRUSADE MANAGEMENT LIMITED
                            SECTION 302 CERTIFICATION


I, Steve McKerihan, certify that:

1. I have reviewed this annual report on Form 20-F, and all reports on Form 6-K containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report, of Crusade Global Trust No.1 of 2002;

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

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties:_

Perpetual Trustees Consolidated Limited


                                             /S/ S.MCKERIHAN
                                             S. McKerihan
                                             CFO - Crusade Management Limited
                                             Date: March 26, 2003

                                INDEX TO EXHIBITS


EXHIBIT NO.                           DOCUMENT DESCRIPTION
-----------                           --------------------

      13.1:    Noteholders Report for the May 20, 2002 Payment date
      13.2:    Noteholders Report for the August 20, 2002 Payment date
      13.3:    Aggregate Totals for Fiscal Year
      99.1:    The Manager Officer's Certificate of Compliance
      99.2:    The Servicer Officer's Certificate of Compliance
      99.3:    Independent Auditors Annual Servicer's Compliance Certificate
      99.4:    Financial Report of the Trust for the Period Ending September 30,
               2002

                                                                    EXHIBIT 13.1


              NOTEHOLDERS REPORT FOR THE MAY 20, 2002 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on May 20, 2002

                           Crusade Management Limited,
               as manager of the Crusade Global Trust No.1 of 2002
             (Exact name of Registrant as specified in its Charter)

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

                          Yes                   No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

OTHER EVENTS

     On the Quarterly Payment Date falling on May 20, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2002, by the undersigned, thereunto duly authorized.


                                    Crusade Management Limited,
                                       as Trust Manager for the
                                       Crusade Global Trust No.1 of 2002,
                                       (Registrant)



Dated: June __, 2002                By:   /s/ Roger Desmarchelier
                                        ----------------------------------------
                                    Name:   Roger Desmarchelier
                                    Title:  Executive Manager

EXHIBIT INDEX


Exhibit                Description
-------                -----------

99.1 The Noteholders Report for the Quarterly Payment Date on May 20, 2002

                                                NOTEHOLDERS REPORT
                                         CRUSADE GLOBAL TRUST NO.1 OF 2002
                                         COUPON PERIOD ENDING 20 MAY 2002


USD Notes
----------
                         FV Outstanding                                Coupon Payments     Principal      Charge
                              (USD)       Bond Factor   Coupon Rate         (USD)        Payments (USD)  Offs (AUD)
--------------------------------------------------------------------------------------------------------------------

Class A Notes          845,732,532.88      96.105970%    2.11000%       3,146,244.44     34,267,467.12     0.00
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                         FV Outstanding     Bond Factor   Coupon Rate   Coupon Payments     Principal    Charge
                              (AUD)                                          (AUD)       Payments (AUD)  Offs (AUD)
--------------------------------------------------------------------------------------------------------------------
Class B Notes          28,395,000.00       100.000000%   4.93560%       234,217.21       0.00            0.00
Class C Notes          11,900,000.00       100.000000%   5.16560%       102,731.75       0.00            0.00
--------------------------------------------------------------------------------------------------------------------



                                                                     30Apr02
POOL SUMMARY                                                           AUD
Outstanding Balance - Variable Rate Housing Loans                 1,073,430,103
Outstanding Balance - Fixed Rate Loans                              603,108,239
Number of Loans                                                          12,398
Weighted Average Current LVR                                             67.02%
Average Loan Size                                                       135,227
Weighted Average Seasoning                                            2.02 mths
Weighted Average Term to Maturity                                      277 mths

PRINCIPAL COLLECTIONS                                                  AUD
Scheduled Principal Payments                                       6,400,111.86
Unscheduled Principal Payments                                    70,282,931.02
Redraws                                                            3,773,065.33

Principal Collections                                              72,909,977.55


TOTAL AVAILABLE PRINCIPAL                                              AUD
Principal Collections                                             72,909,977.55
Principal Charge Offs                                                      0.00
Principal Draw                                                     6,371,206.45
Total Available Principal                                         66,538,771.10

Principal Distributed                                             66,538,771.10
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                  AUD
Available Income                                                   12,574,781.83
Principal Draw                                                      6,371,206.45
Liquidity Draw                                                              0.00

Total Available Funds                                              18,945,988.28

REDRAW & LIQUIDITY FACILITIES                                          AUD
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---
                                         Apr -02
                  1 mth CPR              26.47%
ARREARS
                           % of pool
                          (by balance)
31 - 59 days                  0.22%
60 - 89 days                  0.03%
90+ days                      0.00%
Defaults                       Nil
Losses                         Nil

                                                                   EXHIBIT 13.2



             NOTEHOLDERS REPORT FOR THE AUGUST 20, 2002 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on August 20, 2002


                           CRUSADE MANAGEMENT LIMITED,
             ------------------------------------------------------
               as manager of the Crusade Global Trust No.1 of 2002
             (Exact name of Registrant as specified in its Charter)

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

                           Yes   [_]           No   [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________ .

OTHER EVENTS

         On the Quarterly Payment Date falling on August 20, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2002, by the undersigned, thereunto duly authorized.


                                    Crusade Management Limited,
                                       as Trust Manager for the Crusade Global
                                       Trust No.1 of 2002,
                                    --------------------------------------------
                                    (Registrant)



Dated: August 23, 2002              By:  /s/ Roger Desmarchelier
                                       -----------------------------------------
                                    Name:   Roger Desmarchelier
                                    Title:  Executive Manager

                                 EXHIBIT INDEX


EXHIBIT               DESCRIPTION
------------------    ----------------------------------------------------------
99.1                  The Noteholders Report for the Quarterly Payment Date on
                      August 20, 2002

                                                                    EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 2002

                       COUPON PERIOD ENDING 20 AUGUST 2002


USD NOTES
---------------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                COUPON PAYMENTS   PRINCIPAL PAYMENTS    CHARGE OFFS
                              (USD)        BOND FACTOR   COUPON RATE         (USD)              (USD)              (AUD)
---------------------------------------------------------------------------------------------------------------------------

CLASS A NOTES            762,249,630.69     86.619276%     2.07000%     4,473,925.10       83,482,902.19           0.00
---------------------------------------------------------------------------------------------------------------------------



                         FV OUTSTANDING                                COUPON PAYMENTS   PRINCIPAL PAYMENTS    CHARGE OFFS
                              (AUD)        BOND FACTOR   COUPON RATE         (AUD)              (AUD)              (AUD)
--------------------------------------------------------------------------------------------------------------------------
CLASS B NOTES            28,395,000.00     100.000000%     5.37000%       384,336.05                0.00           0.00
CLASS C NOTES            11,900,000.00     100.000000%     5.60000%       167,969.32                0.00           0.00
--------------------------------------------------------------------------------------------------------------------------


                                                                     31 JUL 02
POOL SUMMARY                                                            AUD
------------                                                    ----------------
Outstanding Balance - Variable Rate Housing Loans                 1,182,576,003
Outstanding Balance - Fixed Rate Loans                              335,184,387
Number of Loans                                                          11,535
Weighted Average Current LVR                                             66.06%
Average Loan Size                                                       131,579
Weighted Average Seasoning                                           23.24 mths
Weighted Average Term to Maturity                                      274 mths

PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                           ----------------
Scheduled Principal Payments                                      10,051,977.21
Unscheduled Principal Payments                                   156,576,899.90
Redraws                                                            8,243,843.67

Principal Collections                                            158,385,033.44

TOTAL AVAILABLE PRINCIPAL                                               AUD
-------------------------                                       ----------------
Principal Collections                                            158,385,033.44
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                         3,717,689.26
Total Available Principal                                        162,102,722.70

Outstanding Principal Draws From Previous Period                  (2,653,517.19)

Principal Distributed                                            162,102,722.70
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                          -----------------
Available Income                                                  28,108,859.37
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             28,108,859.37

REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00



CPR
---
                                          May-02      Jun-02      Jul-02
                       1 Mth CPR          32.07%      29.21%      32.13%

ARREARS
-------
                            % of pool
                          (by balance)
31 - 59 days                  0.31%
60 - 89 days                  0.09%
90+ days                      0.04%
Defaults                       nil
Losses                         nil

                                                                    EXHIBIT 13.3



                        AGGREGATE TOTAL FOR FISCAL YEAR

[LOGO]                         NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2002
          AGGREGATE TOTALS FOR FISCAL YEAR 20 MAR 2002 TO 30 SEPT 2002



NOTES
                             ----------------------------------------------------------------------------------------------------
                                FV Outstanding (USD)                   Bond Factor as at                     Coupon Rate as at
                                as at Sept 30, 2002                      Sept 30, 2002                        Sept 30, 2002
---------------------------------------------------------------------------------------------------------------------------------
Class A Notes                       762,249,630.69                         86.619276%                             2.070000%
---------------------------------------------------------------------------------------------------------------------------------
                               FV Outstanding (AUD)                   Bond Factor as at                     Coupon Rate as at
                                as at Sept 30, 2002                      Sept 30, 2002                        Sept 30, 2002
---------------------------------------------------------------------------------------------------------------------------------
Class B Notes                        28,395,000.00                        100.000000%                             5.370000%
Class C Notes                        11,900,000.00                        100.000000%                             5.600000%
---------------------------------------------------------------------------------------------------------------------------------


NOTES
                             ----------------------------------------------------------------------------------------------------
                                  Coupon Payments (USD)                 Principal Payments (USD)                Charge Offs (USD)
---------------------------------------------------------------------------------------------------------------------------------
Class A Notes                         7,620,169.54                     117,750,369.31                                  0.00
---------------------------------------------------------------------------------------------------------------------------------
                                  Coupon Payments (AUD)                 Principal Payments (AUD)                Charge Offs (AUD)
---------------------------------------------------------------------------------------------------------------------------------
Class B Notes                           618,553.26                               0.00                                  0.00
Class C Notes                           270,701.07                               0.00                                  0.00
---------------------------------------------------------------------------------------------------------------------------------



PRINCIPAL COLLECTIONS INFORMATION IN AUD AGGREGATED TO THE DATE OF THE LAST PAYMENT

Scheduled Principal Payments                                      16,452,089.07
Unscheduled Principal Payments                                   226,859,830.92
Redraws                                                           12,016,909.00

Principal Collections                                            231,295,010.99


TOTAL AVAILABLE PRINCIPAL IN AUD

Principal Collections                                            231,295,010.99
Principal Charge Offs                                                      0.00
Principal Draw                                                     6,371,206.45
Pay back of Principal Draws                                        3,717,689.26
Total Available Principal                                        228,641,493.80

Principal Distributed                                            228,641,493.80
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS IN AUD

Available Income                                                  40,683,641.20
Principal Draw                                                     6,371,206.45
Liquidity Draw                                                             0.00

Total Available Funds                                             47,054,847.65


REDRAW & LIQUIDITY FACILITIES IN AUD

Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

                                                                    EXHIBIT 99.1

                      CRUSADE MANAGEMENT LIMITED (MANAGER)
                       OFFICER'S CERTIFICATE OF COMPLIANCE


     The undersigned officer of Crusade Management Limited, a company organized under the laws of New South Wales, Australia ("CML"), hereby certifies on behalf of CML and on his own behalf for purposes of the Crusade Global Trust No. 1 of 2002 Class A Mortgage Backed Floating Rate Notes (the "Notes"), as follows:

     1.    I am a duly appointed, qualified and acting Officer of CML,

     2.    I  am  duly   authorized  to  execute  and  deliver  this   Officer's
           Certificate on behalf of CML; and

     3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Crusade Global Trust No. 1 of 2002 issue of Notes for the period between March 20, 2002 and the end of the Manager's fiscal year on September 30, 2002.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Note Trust Deed related to the above-referenced issue of Notes.

     IN WITNESS WHEREOF, I have signed my name as of March 25, 2003.




                                                     /S/ G.M.BARTLETT
                                                     By:     G. M. Bartlett
                                                     Title:  Director

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

                  2. As of the date hereof, St.George Bank is the Servicer of Crusade Global Trust No. 1 of 2002.

                  3. This Officer's Certificate is delivered pursuant to the Agreement.

                  4. A review of the activities of the Servicer during the calendar year ended September 30, 2002 and of its performance under the pooling and servicing agreement or similar agreements was made under my supervision.

                  5. Based on such review, to my knowledge, the Servicer has fulfilled its obligations under the pooling and servicing agreement or similar agreements relating to the Trust (including the Master Trust Deed dated
                           March 14, 1998, The Crusade Euro Trust Servicing Agreement dated March 19, 1998 and the Supplementary Terms Notice dated March 19, 2002) throughout such calendar year and, except as set forth in paragraph 6 below.

                  6. The following is a description of any exceptions to paragraph 5 above:- No significant deficiencies were detected.


         IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Servicer, has duly executed this Officer's Certificate this 25th day of March , 2003.


                                           ST.GEORGE BANK LIMITED
                                           as Servicer



                                           By:  /S/ G.M. BARTLETT
                                              ----------------------------------
                                           Name:  G.M. Bartlett
                                           Title: Group Executive

                                                                    EXHIBIT 99.3




INDEPENDENT AUDITOR'S ANNUAL SERVICER COMPLIANCE CERTIFICATE
TO THE DIRECTORS OF CRUSADE MANAGEMENT LIMITED

SCOPE

We have reviewed St.George Bank Limited's (the "Servicer's") activities for the purpose of determining its compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice (collectively the "Documents"), attached as Appendix 1, in relation to the Crusade Global Trust No.1 of 2002 (the "Trust") for the year ended 30 September 2002, in accordance with the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated 21 February 2003, and our engagement letter dated 25 March 2003.

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

STATEMENT

Based on our review;

| | nothing has come to our attention to indicate that there has been any significant deficiencies in St.George Bank Limited's compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice, attached as Appendix 1, in respect of the Crusade Global Trust No.1 of 2002 (the "Trust") for the year ended 30 September 2002;

| | the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice are similar to the minimum servicing standards contained in the Uniform Single Attestation Program for Mortgage Bankers ("USAP"), except for the following:

     -    Section III of USAP sets  minimum  servicing  standards  in respect of
          Disbursements.   In  respect  of  the  Trust,  this  function  is  the
          responsibility of the Trust Manager.



KPMG



/S/ A.J.YATES
Andrew Yates
Partner
Place:  Sydney, Australia
Date: March 25, 2003

                                                                      APPENDIX 1

ST.GEORGE BANK LIMITED (THE "SERVICER") SERVICING STANDARDS

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

                                                                    EXHIBIT 99.4


     FINANCIAL REPORT OF THE TRUST FOR THE PERIOD ENDING SEPTEMBER 30, 2002















                        CRUSADE GLOBAL TRUST NO.1 OF 2002
                                FINANCIAL REPORT
                     FOR THE PERIOD ENDED 30 SEPTEMBER 2002

                               ABN 34 911 462 036

CRUSADE GLOBAL TRUST NO.1 OF 2002
MANAGER'S REPORT
FOR THE PERIOD ENDED 30 SEPTEMBER 2002
1

The Manager has prepared the Financial Report at the direction of the Trustee who is responsible for the Financial Report.

PRINCIPAL ACTIVITIES

THE TRUST IS A SPECIAL PURPOSE VEHICLE THAT HOLDS A PORTFOLIO OF LOANS SECURED BY MORTGAGE AND HAS ISSUED MORTGAGE BACKED BONDS. THE TRUST HAS ALSO ENTERED INTO INTEREST RATE SWAP AGREEMENTS TO MANAGE ITS EXPOSURE TO INTEREST RATE RISK.

REVIEW OF OPERATIONS

The distributions paid/payable to the beneficiary of the Trust for the period ended 30 September 2002 were $8,097,768.

STATE OF AFFAIRS

The Trust was established pursuant to a Notice of Creation of Trust from the Manager to the Trustee dated 13 March 2002. The Manager is the Residual Beneficiary of the Trust.

On 20 March 2002, the Trust issued Floating Rate Notes at par value of $1,749,032,864 and a non-interest bearing seller note of $22,538, both maturing in February 2033.

                  CLASS                   AMOUNT
                  A                       $ 880.0m   USD
                  B                       $ 28.395m  AUD
                  C                       $ 11.9m    AUD
                  Seller Note             $ 0.023m   AUD

Interest on the notes is paid quarterly on the 20th of May, August, November and February. Interest payments are subject to adjustment in accordance with the modified following business day convention.


FOR AND BEHALF OF THE MANAGER





/S/ G. M. BARTLETT
Director

Crusade Management Limited


November 25, 2002

CRUSADE GLOBAL TRUST NO.1 OF 2002
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE PERIOD ENDED 30 SEPTEMBER 2002


                                                             ----------------
                                                                 13 MARCH
                                                               2002 TO 30
                                                             SEPTEMBER 2002
                                                    NOTE            $
                                                             ----------------

Revenue from ordinary activities
    Interest income                                    2          56,729,165
    Fees                                               2           1,261,164
    Other income                                       10            150,397

                                                             ----------------
                                                                  58,140,726
Expenses from ordinary activities
    Interest expense                                   2          45,027,576
    Custodian fees                                     10            137,647
    Servicing fees                                     10          3,670,594
    Manager fees                                       10            811,646
    Trustee fees                                       10            224,980
    Other expenses                                                   170,515

                                                             ----------------
                                                                  50,042,958

                                                             ----------------
RESULT FROM ORDINARY ACTIVITIES (EXCESS INCOME)                    8,097,768
                                                             ================











THE STATEMENT OF FINANCIAL PERFORMANCE SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 11.

CRUSADE GLOBAL TRUST NO.1 OF 2002
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2002

                                                               ----------------
                                                                   SEPTEMBER
                                                                    2002
                                                NOTE                  $
                                                               ----------------
ASSETS
    Cash and liquid assets                       3                 113,767,177
    Receivables                                  4                   4,011,834
    Investments                                  5               1,422,580,646

                                                               ----------------
TOTAL ASSETS                                                     1,540,359,657
                                                               ----------------

LIABILITIES
    Accounts payable                             6                  97,816,887
    Mortgage backed bonds                                        1,442,542,760

                                                               ----------------
TOTAL LIABILITIES                                                1,540,359,647

                                                               ----------------
NET ASSETS                                                                  10
                                                               ================

UNITHOLDER'S FUNDS
    Unit on issue                                                           10

                                                               ----------------
TOTAL UNITHOLDER'S FUNDS                                                    10
                                                               ================







THE STATEMENT OF FINANCIAL POSITION SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 11.

CRUSADE GLOBAL TRUST NO.1 OF 2002
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 30 SEPTEMBER 2002

                                                                       ------------------
                                                                          13 MARCH 2002
                                                                        TO 30 SEPTEMBER
                                                                             2002
                                                           NOTE               $
                                                                       ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Interest received                                                         52,896,123
    Fees received                                                              1,261,164
    Interest paid                                                            (35,818,105)
    Expenses paid                                                             (3,705,757)

                                                                       ------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                  (b)                14,633,425
                                                                       ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from loan repayments                                            327,775,236
    Purchase of loans secured by mortgage                                 (1,750,506,279)

                                                                       ------------------
NET CASH USED IN INVESTING ACTIVITIES                                     (1,422,731,043)
                                                                       ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issue of unit                                                       10
    Repayment of Mortgage backed bonds                                      (228,641,494)
    Proceeds of loan from St.George Bank Limited                               1,450,877
    Proceeds from the issue of Mortgage backed bonds                       1,749,055,402

                                                                       ------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                  1,521,864,795
                                                                       ------------------

                                                                       ------------------
NET INCREASE IN CASH HELD                                                    113,767,177
                                                                       ------------------

CASH AT THE BEGINNING OF THE YEAR                                                      -

                                                                       ------------------
CASH AT THE END OF THE YEAR                                (a)               113,767,177
                                                                       ==================






THE STATEMENT OF CASH FLOWS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE STATEMENT OF CASH FLOWS ON PAGE 5 AND THE NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 11.

CRUSADE GLOBAL TRUST NO.1 OF 2002
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 30 SEPTEMBER 2002

                                                                                     ------------------
                                                                                         13 MARCH 2002
                                                                                       TO 30 SEPTEMBER
                                                                                            2002
                                                                                             $
                                                                                     ------------------
(A)   RECONCILIATION OF CASH

      Cash as at the end of the year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

      Cash and liquid assets                                                               113,767,177
                                                                                     ------------------
      TOTAL CASH                                                                           113,767,177
                                                                                     ==================

(B)   RECONCILIATION  UNDISTRIBUTED  INCOME TO NET CASH  PROVIDED  BY  OPERATING
      ACTIVITIES


      Undistributed income                                                                           -

      Increase in:
        Accounts payable                                                                    18,645,259
   Increase in:
        Interest receivables                                                                (3,833,042)
        GST receivable                                                                        (178,792)
                                                                                     ------------------
      Net cash provided by operating activities                                             14,633,425
                                                                                     ==================

CRUSADE GLOBAL TRUST NO. 1 OF 2002
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER2002


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of this financial report are:

a)    BASIS OF PREPARATION

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board so far as they relate to the Crusade Global Trust No. 1 of 2002 ("the Trust") and the provisions of the Trust Deed.

The financial report has been prepared on the basis of historical cost and does not take into account changing money values or current valuations of non current assets, except where stated.

b)    TAXATION

The Beneficiary holds the sole beneficial interest in the Trust and is presently entitled to the distributable income of the Trust, which is taxable in its hands.

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

f)    MORTGAGE BACKED BONDS

Mortgage backed bonds are represented in the financial report at the balance outstanding. Principal repayments are made quarterly, the Mortgage backed bonds mature on February 2033.

g)    CASH FLOWS

For the purpose of the preparation of the Statement of Cash Flows, cash includes cash on hand and at bank, bank deposits at call, current accounts with related entities and is presented net of outstanding bank overdrafts.

CRUSADE GLOBAL TRUST NO. 1 OF 2002
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER2002



1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


i)     COMPARATIVE DATA

THE TRUST WAS CONSTITUTED ON 13 MARCH 2002, CONSEQUENTLY THERE IS NO COMPARATIVE DATA.

j)       PREMIUM/DISCOUNT

Premiums and discounts on Loans Secured by Mortgage are taken to the Statement of Financial Performance in the period in which the loan discharges and recognised as profit or loss on discharges.


                                                                                       ----------------
                                                                                           13 MARCH
                                                                                         2002 TO 30
                                                                                       SEPTEMBER 2002
                                                                                              $
                                                                                       ----------------
2.    RESULT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

Result from ordinary activities before
income tax includes the following items:

REVENUE
Interest income
   - related party                                                                           2,647,001
   - other party                                                                            54,082,164
Fee income                                                                                   1,261,164
                                                                                       ================

EXPENSE
Interest expense
   - other party                                                                            45,027,576

                                                                                       ================



3. CASH AND LIQUID ASSETS SEPTEMBER 2002
Cash at bank                                                                                 1,873,335
Collection Ac - ANZ Bank                                                                   111,893,842

                                                                                       ----------------
                                                                                           113,767,177
                                                                                       ================

MATURITY ANALYSIS
At Call                                                                                    113,767,177
                                                                                       ----------------
                                                                                           113,767,177
                                                                                       ================

4. RECEIVABLES Accrued interest:
   - Bank deposits                                                                             329,431
   - Loans secured by mortgage                                                               3,503,611
GST receivable                                                                                 178,792
                                                                                       ----------------
                                                                                             4,011,834
                                                                                       ================


CRUSADE GLOBAL TRUST NO. 1 OF 2002
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER2002

                                                                ----------------
                                                                    13 MARCH
                                                                  2002 TO 30
                                                                SEPTEMBER 2002
                                                                       $
                                                                ----------------
5.    INVESTMENTS

Loans secured by mortgage                                         1,421,280,166
Premium on loans secured by mortgage                                  1,300,480

                                                                ----------------
                                                                  1,422,580,646
                                                                ================

MATURITY ANALYSIS
within 3 months                                                       5,062,452
between 3 and 12 months                                              50,761,442
between 1 and 5 years                                               243,068,109
greater than 5 years                                              1,123,688,643

                                                                ----------------
                                                                  1,422,580,646
                                                                ================

6.    ACCOUNTS PAYABLE

Accrued expenses                                                      1,338,020
Distributions payable                                                 8,097,768
Interest payable - mortgage backed bonds                              3,398,456
                 - swaps                                              5,811,015
Amount payable - St.George Bank Limited                               1,300,480
Currency swap payable                                                77,871,148
                                                                ----------------
                                                                     97,816,887
                                                                ================

7.    TRUST UNITS

In accordance with clauses 3.1(b) and
3.2(a)(ii) of the Trust Deed, one
unit was issued by the Trustee to the
Manager in exchange for $10 to
create the Trust.                                                            10
                                                                 ===============

8.    UNDISTRIBUTED INCOME

Undistributed income at the beginning of the financial year                   -

PLUS: Result from ordinary activities (excess income)                 8,097,768

LESS: Increase in distribution payable                                8,097,768
                                                                ----------------
                                                                      8,097,768
                                                                ----------------
Undistributed income at the end of the financial year                         -
                                                                ================

CRUSADE GLOBAL TRUST NO. 1 OF 2002
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER2002


9.    SUPPORT FACILITIES

In accordance with Clause 8 of the Information Memorandum, the Trust had the following support facilities during the year.

a)    MORTGAGE INSURANCE POLICY

The Trustee has been insured against losses in respect of the Purchased Mortgages with St.George Insurance Pte Ltd, PMI Mortgage Insurance Ltd, GE Capital Mortgage Insurance Corporation(Australia) Pty Ltd, GE Mortgage Insurance Pty Ltd and the Commonwealth of Australia.

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

e)    FOREIGN CURRENCY SWAP

The Trustee entered into a Currency Swap with the Currency Swap Provider Deutsche Bank AG London, to hedge its foreign currency exposure.

10.   RELATED PARTY INFORMATION

a)    RELATED ENTITIES

The Manager is Crusade Management Limited, a company incorporated in Australia. The Trustee is Perpetual Trustees Consolidated Limited.
The Custodian is St.George Custodial Services Pty Limited.

b) TRANSACTIONS WITH RELATED ENTITIES

The following tables outline related party transactions during the relevant period.

                              ST.GEORGE BANK      CRUSADE MANAGEMENT LIMITED      PERPETUAL       ST.GEORGE CUSTODIAL
                                                                                   TRUSTEES
                                                                                 CONSOLIDATED
                                  LIMITED                                          LIMITED            PTY LIMITED
                           --------------------- ----------------------------- ---------------- -----------------------
                                   2002                      2002                    2002                2002
                                     $                         $                      $                    $
-------------------------- --------------------- ----------------------------- ---------------- -----------------------
 Manager fee(1)                               -                   811,646                   -                       -
 Trustee fee(2)                               -                        -              224,980                       -
 Servicing fee(3)                     3,670,594                        -                    -                       -
 Custodian fee(4)                             -                        -                    -                 137,647
 Basis Swap interest(5)              (2,647,001)                       -                    -                       -
 Redraw facility fee(6)                  11,997                        -                    -                       -


CRUSADE GLOBAL TRUST NO. 1 OF 2002
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER2002



10.  RELATED PARTY INFORMATION (CONTINUED)


1 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.09%pa payable quarterly in arrears.

2 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.0225 %pa payable quarterly in arrears.

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

7 THE TRUST RECEIVED PART FORGIVENESS FOR THE LOAN OWING TO ST.GEORGE BANK LIMITED - $150,397.


11.  ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a)  INTEREST RATE RISK

The Trust's exposure to interest rate risk and the effective interest rates of the financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

AS AT 30 SEPTEMBER 2002
------------------------ --------------- ------------------------------- ----------------- ---------------- ----------------
                            FLOATING      FIXED INTEREST RATE MATURING     NON INTEREST                        WEIGHTED
                         INTEREST RATE                IN:                    BEARING            TOTAL        AVERAGE RATE
                                         -------------------------------
                                            MORE THAN      LESS THAN
                                             1 YEAR         1 YEAR
                               $                $               $               $                 $                %
------------------------ --------------- ---------------- -------------- ----------------- ---------------- ----------------
FINANCIAL ASSETS
   Cash & liquid assets     111,893,842                -              -         1,873,335      113,767,177             4.70
   Receivables                        -                -              -         4,011,834        4,011,834                -
   Investments            1,125,711,340       54,777,060    240,791,766                 -    1,421,280,166             6.43
   Premium                            -                -              -         1,300,480        1,300,480                -

------------------------ --------------- ---------------- -------------- ----------------- ---------------- ----------------
Total                     1,237,605,182       54,777,060    240,791,766         7,185,649    1,540,359,657
------------------------ --------------- ---------------- -------------- ----------------- ---------------- ----------------

FINANCIAL LIABILITIES
   Accounts payable                   -                -              -        97,816,887       97,816,887                -
   Mortgage backed
   bonds                              -    1,442,520,222              -            22,538    1,442,542,760             2.02

------------------------ --------------- ---------------- -------------- ----------------- ---------------- ----------------
Total                                 -    1,442,520,222              -        97,839,425    1,540,359,647
------------------------ --------------- ---------------- -------------- ----------------- ---------------- ----------------

INTEREST RATE SWAP
Assets                   (1,175,541,678)   1,426,992,247   (251,450,569)

CRUSADE GLOBAL TRUST NO. 1 OF 2002
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER2002



11.  ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

(b)  NET FAIR VALUES

All financial assets and liabilities are carried at net fair value in the Statement of Financial Position with the exception of the loans secured by mortgage with are recorded at the recoverable amount as stated in the accounting policies in Note 1. The fair value of these loans is $1,422,598,316.

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

(d)  DERIVATIVE FINANCIAL INSTRUMENTS

A derivative is a financial instrument, which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index. The Trust uses a derivative instrument termed a `Swap'. These are held to hedge future interest expense due on the Mortgage backed bonds.

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

CRUSADE GLOBAL TRUST NO. 1 OF 2002
MANAGER'S STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2002

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




/S/ G.M.BARTLETT
Signed


Crusade Management Limited


Sydney

Date: November 25, 2002

INDEPENDENT AUDIT REPORT
TO THE UNITHOLDERS OF CRUSADE GLOBAL TRUST NO.1 OF 2002

SCOPE

We have audited the financial statements of Crusade Global Trust No.1 of 2002 for the year ended 30 September 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, the manager's statement and the accompanying notes set out on pages 2 to 12. The manager has prepared the financial statements at the direction of the trustee who is responsible for the financial statements. We have conducted an independent audit of these financial statements in order to express an opinion on them to the unitholders.

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

AUDIT OPINION

In our opinion, the financial statements of Crusade Global Trust No.1 of 2002 for the year ended 30 September 2002 are properly drawn up:

(a) so as to give a true and fair view of the Trust's state of affairs at 30 September 2002 and its results and cash flows for the period ended on that date;

(b) in accordance with applicable Accounting Standards and other mandatory professional reporting requirements; and

(c)  in accordance with the provisions of the Trust Deed.




KPMG



/S/ A. J. YATES
---------------------
A. J.  Yates
Partner
45 Clarence Street,
Sydney, NSW 2000
November 25, 2002