Form 20-F
period 2002-09-30
CRUSADE MANAGEMENT LTD
filed 2003-03-27
CIK 1092858

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

11. Quantitative and Qualitative Disclosures         Market Risk
    about Market Risk

12. Description of Securities Other than Equity      Not applicable
    Securities

PART II

13. Defaults, Dividend Arrearages and                Defaults and Delinquencies
   Delinquencies

14. Material  Modifications  to Rights of            Material Modifications to
    Security Holders and Use of Proceeds             Rights of Security Holders

15. [RESERVED]

16. [RESERVED]



PART III

17. Financial Statements                             Not applicable

18. Financial Statements                             Not applicable

19. (a) Financial Statements                         Periodic Filings on Form 6K
                                                     incorporated by reference

      (b) Exhibits                                   Exhibits


TABLE OF CONTENTS


PART I

Incorporation of Certain Documents by Reference...................................................1

Item 3: Selected Financial Information............................................................1

Item 4: Property..................................................................................2

Item 7: Major Shareholders and Interest of Management and Related Parties in Transactions.........3

Item 9: Markets...................................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes.........................3

Item 11: Market Risks.............................................................................9


PART II

Item 13: Defaults and Delinquencies...............................................................9

Item 14 Material Modification to Rights of Security Holders......................................10


PART III

Item 19: Financial Statements and Exhibits.......................................................11



EXHIBITS

Exhibit 13.1:  Noteholders Report for the November 15, 2001 payment date
Exhibit 13.2:  Noteholders Report for the February 15, 2002 payment date
Exhibit 13.3:  Noteholders Report for the May 15, 2002 payment date
Exhibit 13.4:  Noteholders Report for the August 15, 2002 payment date
Exhibit 13.5:  Aggregate Totals for Fiscal Year
Exhibit 99.1:  The Manager Officer's Certificate of Compliance
Exhibit 99.2:  The Servicer Officer's Certificate of Compliance
Exhibit 99.3:  Independent Auditors Annual Servicer's Compliance Certificate
Exhibit 99.4:  Custodial Services Audit Report
Exhibit 99.5:  KPMG Consent to Publish Audit Report
Exhibit 99.6:  Financial Report of the Trust for the Period Ending
               September 30, 2002.

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

     o    Noteholders Report for the November 15, 2001 Payment date

     o    Noteholders Report for the February 15, 2002 Payment date

     o    Noteholders Report for the May 15, 2002 Payment date

     o    Noteholders Report for the August 15, 2002 Payment date

The Manager also attaches  hereto,  as Exhibits 13.5,  Exhibit 99.4 and Exhibits
99.6 respectively, the following documents:-

     o    Aggregate Totals for Fiscal Year,

     o    Custodial Audit Report by KPMG, and

     o Financial Report of the Trust for the period Ending September 30, 2002.

CURRENCY EXCHANGE

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 24, 2003 was US$0.5947=A$1.00.

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


b.   Exhibits

     The following documents are filed as part of this Annual Report:

1.  Exhibit 13.1:  Noteholders Report for the November 15, 2001 Payment Date
2.  Exhibit 13.2:  Noteholders Report for the February 15, 2002 Payment Date
3.  Exhibit 13.3:  Noteholders Report for the May 15, 2002 Payment Date
4.  Exhibit 13.4:  Noteholders Report for the August 15, 2002 Payment Date
5.  Exhibit 13.5:  Aggregate Totals for the Fiscal Year
6.  Exhibit 99.1:  The Manager Officer's Certificate of Compliance
7.  Exhibit 99.2:  The Servicer Officer's Certificate of Compliance
8.  Exhibit 99.3:  Independent Auditors Annual Servicer's Compliance Certificate
9.  Exhibit 99.4:  Custodial Services Audit Report
10. Exhibit 99.5:  KPMG Consent to Publish Audit Report
11. Exhibit 99.6:  Financial Report of the Trust for the Period Ending
                   September 30, 2002.

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CRUSADE MANAGEMENT LIMITED


                                                   /S/ G. M. BARTLETT
                                                   -----------------------------
                                                   Name:  G. M. Bartlett
                                                   Title: Director

Date: March 25, 2003

                           CRUSADE MANAGEMENT LIMITED
                            SECTION 302 CERTIFICATION


I, Steve McKerihan, certify that:

1. I have reviewed this annual report on Form 20-F, and all reports on Form 6-K containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report, of Crusade Global Trust No.1 of 1999;

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

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties:

Perpetual Trustees Consolidated Limited


                                               /S/  S. MCKERIHAN
                                               ---------------------------------
                                               S. McKerihan
                                               CFO - Crusade Management Limited
                                               Date:  March 26, 2003

                                INDEX TO EXHIBITS


EXHIBIT NO.                          DOCUMENT DESCRIPTION
-----------                          --------------------
  13.1:           Noteholders Report for the November 15, 2001 Payment Date
  13.2:           Noteholders Report for the February 15, 2002 Payment Date
  13.3:           Noteholders Report for the May 15, 2002 Payment Date
  13.4:           Noteholders Report for the August 15, 2002 Payment Date
  13.5:           Aggregate Totals for the Fiscal Year
  99.1:           The Manager Officer's Certificate of Compliance
  99.2            The Servicer Officer's Certificate of Compliance
  99.3            Independent Auditors Annual Servicer's Compliance Certificate
  99.4            Custodial Services Audit Report
  99.5            KPMG Consent to Publish Audit Report
  99.6            Financial Report of the Trust for the Period Ending
                  September 30, 2002.

                                                                    EXHIBIT 13.1


            NOTEHOLDERS REPORT FOR THE NOVEMBER 15, 2001 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on November 15, 2001

                           CRUSADE MANAGEMENT LIMITED,
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
           ----------------------------------------------------------
                    (Address of principal executive offices)



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

                        Yes  [ ]             No  [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82- .

OTHER EVENTS

         On the Quarterly Payment Date falling on November 15, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.


                                            Crusade Management Limited,
                                            as Trust Manager for the Crusade Global Trust No. 1 of 1999,
                                            -----------------------------------------------------------
                                            (Registrant)



Dated: January  __, 2002                    By:    /s/  Roger Desmarchelier
                                                --------------------------------------------------------
                                            Name:   Roger Desmarchelier
                                            Title:  Executive Manager


EXHIBIT INDEX


Exhibit               Description
-------               ------------

99.1                  The Noteholders Report for the Quarterly Payment Date on
                      November 15, 2001

                                    Exh-99.1
[CRUSADE TRUST
     LOGO]
                               Noteholders Report
                        Crusade Global Trust No.1 of 1999
                      Coupon Period Ending 15 November 2001

NOTES
------
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------
                                                                              Coupon Payments       Principal       Charge Offs
                        FV Outstanding (USD)  Bond Factor       Coupon Rate        (USD)          Payments (USD)        (USD)
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------

Class A1 Notes          0.00                  0.000000%         0.00000%      0.00                0.00              0.00
Class A2 Notes          373,295,339.39        65.605508%        3.90000%      4,206,034.56        48,714,817.60     0.00
Class A3 Notes          125,000,000.00        100.000000%       3.99000%      1,274,583.33        0.00              0.00


                                                                    15-Nov-01
POOL SUMMARY                                                            AUD
------------                                                     ---------------
Outstanding Balance - Variable Rate Housing Loans                 617,868,325.08
Outstanding Balance - Fixed Rate Loans                            161,725,873.96
Number of Loans                                                            9,453
Weighted Average Current LVR                                              55.71%
Average Loan Size                                                         82,471
Weighted Average Seasoning                                            53.54 mths
Weighted Average Term to Maturity                                       233 mths


PRINCIPAL COLLECTIONS                                                 AUD
---------------------                                           ----------------
Scheduled Principal Payments                                        8,499,408.34
Unscheduled Principal Payments                                     73,388,001.32
Redraws                                                             6,710,222.01

Principal Collections                                              75,177,187.65


TOTAL AVAILABLE PRINCIPAL                                             AUD
-------------------------                                       ----------------
Principal Collections                                              75,177,187.65
Principal Charge Offs                                                       0.00
Principal Draw                                                              0.00

Total Available Principal                                          75,177,187.65

Principal Distributed                                              75,177,187.65
Principal Retained                                                          0.00


TOTAL AVAILABLE FUNDS                                                 AUD
---------------------                                           ----------------
Available Income                                                   15,320,567.92
Principal Draw                                                              0.00
Liquidity Draw                                                              0.00

Total Available Funds                                              15,320,567.92


Redraw & Liquidity Facilities                                         AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00

Liquidity Draw                                                              0.00
Liquidity Shortfall                                                         0.00



CPR
----
                                          Aug-01          Sep-01          Oct-01
                                          ------          ------          ------
                        1 mth CPR         31.24%          23.97%          28.12%


ARREARS
--------
                        % of pool
                       (by number)
                       -----------
31 - 59 days              0.64%
60 - 89 days              0.20%
90+ days                  0.09%
Defaults                     1
----------------------------------
Losses                      Nil
----------------------------------

                                                                    EXHIBIT 13.2


            NOTEHOLDERS REPORT FOR THE FEBRUARY 15, 2002 PAYMENT DATE

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on February 15, 2002

                           Crusade Management Limited,
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)

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

                           Yes _____     No __X__


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-


================================================================================

Other Events

     On the Quarterly Payment Date falling on February 15, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

Financial Statements and Exhibits

     (c) Exhibits

     See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.


                                        Crusade Management Limited,
                                        as Trust Manager for the Crusade Global
                                        Trust No. 1 of 1999,
                                        (Registrant)



Dated: February 25, 2002                By: /s/ Roger Desmarchelier
                                           ____________________________________
                                           Name:  Roger Desmarchelier
                                           Title: Executive Manager

Exhibit Index
-------------

Exhibit          Description
-------          -----------
99.1             The Noteholders Report for the Quarterly Payment Date
                 on February 15, 2002

                               Noteholders Report
                        Crusade Global Trust No.1 of 1999
                      Coupon Period Ending 15 February 2002

Notes
-----

                  FV Outstanding      Bond Factor     Coupon Rate      Coupon Payments   Principal Payments   Charge Offs
                       (USD)                                                 (USD)             (USD)              (USD)
Class A1 Notes              0.00         0.000000%      0.00000%                  0.00               0.00         0.00
Class A2 Notes    331,101,291.10        58.190034%      2.34125%          2,233,498.60      42,194,048.29         0.00
Class A3 Notes    125,000,000.00       100.000000%      2.43125%            776,649.31               0.00         0.00


                                                                      31Jan02
Pool Summary                                                            AUD
-------------
Outstanding Balance - Variable Rate Housing Loans                 573,698,204.00
Outstanding Balance - Fixed Rate Loans                            140,839,357.00
Number of Loans                                                            8,859
Weighted Average Current LVR                                              54.83%
Average Loan Size                                                         80,657
Weighted Average Seasoning                                            56.55 mths
Weighted Average Term to Maturity                                       230 mths

Principal Collections                                                   AUD
----------------------
Scheduled Principal Payments                                        8,213,418.58
Unscheduled Principal Payments                                     62,945,130.75
Redraws                                                             6,044,277.28

Principal Collections                                              65,114,272.05

Total Available Principal                                               AUD
--------------------------
Principal Collections                                              65,114,272.05
Principal Charge Offs                                                       0.00
Principal Draw                                                              0.00

Total Available Principal                                          65,114,272.05

Principal Distributed                                              65,114,272.05
Principal Retained                                                          0.00

Total Available Funds                                                   AUD
----------------------
Available Income                                                   13,005,339.41
Principal Draw                                                              0.00
Liquidity Draw                                                              0.00

Total Available Funds                                              13,005,339.41

Redraw & Liquidity Facilities                                          AUD
------------------------------
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00

Liquidity Draw                                                              0.00
Liquidity Shortfall                                                         0.00

CPR
----
                                         Nov-01          Dec-01           Jan-01
                                         ------          ------           ------
                   1 mth CPR             25.87%          27.61%           25.01%


Arrears
--------
                             % of pool
                            (by balance)
                            ------------
31 - 59 days                   0.80%
60 - 89 days                   0.20%
90+ days                       0.15%
Defaults                        Nil
Losses                          Nil



                                    Exh-99.1

                                                                    EXHIBIT 13.3


              NOTEHOLDERS REPORT FOR THE MAY 15, 2002 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on May 15, 2002

                           Crusade Management Limited,
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)

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

                          Yes                      No  [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

OTHER EVENTS

     On the Quarterly Payment Date falling on May 15, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.



                                    Crusade Management Limited,
                                       as Trust Manager for the
                                       Crusade Global Trust No. 1 of 1999,
                                       (Registrant)



Dated: June  __, 2002               By:  /s/ Roger Desmarchelier
                                       -----------------------------------------
                                    Name:  Roger Desmarchelier
                                    Title: Executive Manager

EXHIBIT INDEX


Exhibit    Description
-------    -----------

99.1       The Noteholders Report for the Quarterly Payment Date on May 15, 2002

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                        COUPON PERIOD ENDING 15 MAY 2002

---------------------------------------------------------------------------------------------------------------------------------
NOTES
---------------------------------------------------------------------------------------------------------------------------------
                                FV Outstanding                                      Coupon         Principal      Charge Offs
                                     (USD)        Bond Factor     Coupon Rate    Payments (USD)   Payments (USD)      (USD)
                                 -------------    -----------     -----------    --------------   --------------   -------------

Class A1 Notes                            0.00      0.000000%       0.00000%               0.00             0.00       0.00
Class A2 Notes                  294,768,706.13     51.804694%       2.23000%       1,825,379.81   36,332,584.979       0.00
Class A3 Notes                  125,000,000.00    100.000000%       2.32000%         716,944.44             0.00       0.00

---------------------------------------------------------------------------------------------------------------------------------


                                                                     30Apr02
POOL SUMMARY                                                           AUD
------------                                                         -------

Outstanding Balance - Variable Rate Housing Loans                529,968,447.00
Outstanding Balance - Fixed Rate Loans                           128,469,819.00
Number of Loans                                                           8,285
Weighted Average Current LVR                                             54.23%
Average Loan Size                                                        79,747
Weighted Average Seasoning                                           59.39 mths
Weighted Average Term to Maturity                                      227 mths


PRINCIPAL COLLECTION                                                   AUD
--------------------                                                   ---
Scheduled Principal Payments                                       8,060,985.90
Unscheduled Principal Payments                                    55,319,129.18
Redraws                                                            7,311,311.12

Principal Collections                                             56,068,803.96


TOTAL AVAILABLE PRINCIPAL                                             AUD
-------------------------                                             ---

Principal Collections                                             56,068,803.96
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                         56,068,803.96

Principal Distributed                                             56,068,803.96
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                                  ---
Available Income                                                  11,653,814.46
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                              11,653,814.46


REDRAW & LIQUIDITY FACILITIES                                         AUD
-----------------------------                                         ---
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00




CPR
---
                                                Feb-02       Mar-02      Apr-02
                              1 mth CPR         19.91%       24.11%      29.13%
ARREARS
                              % of pool
                             (by balance)
31 - 59 days                    0.77%
60 - 89 days                    0.18%
90+ days                        0.20%
Defaults                         Nil
Losses                           Nil

                                                                    EXHIBIT 13.4


             NOTEHOLDERS REPORT FOR THE AUGUST 15, 2002 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on August 15, 2002

                           CRUSADE MANAGEMENT LIMITED,
             -------------------------------------------------------
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)

             LEVEL 11, 55 MARKET STREET, SYDNEY, NSW 2000, AUSTRALIA
            --------------------------------------------------------
                    (Address of principal executive offices)


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

                             Yes  []         No  [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

OTHER EVENTS

         On the Quarterly Payment Date falling on August 15, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.



                                    Crusade Management Limited,
                                       as Trust Manager for the Crusade Global
                                       Trust No. 1 of 1999,
                                    --------------------------------------------
                                    (Registrant)



Dated: August 23, 2002              By:  /s/  Roger Desmarchelier
                                        ----------------------------------------
                                    Name:   Roger Desmarchelier
                                    Title:  Executive Manager

                                 EXHIBIT INDEX


EXHIBIT                 DESCRIPTION
-------                 --------------------------------------------------------
99.1                    The Noteholders Report for the Quarterly Payment Date on
                        August 15, 2002

                                                                    EXHIBIT 99.1


                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                       COUPON PERIOD ENDING 15 AUGUST 2002



NOTES
---------------------------------------------------------------------------------------------------------------------------
                       FV OUTSTANDING                                    COUPON PAYMENTS   PRINCIPAL PAYMENTS   CHARGE OFFS
                            (USD)          BOND FACTOR    COUPON RATE         (USD)              (USD)              (USD)
---------------------------------------------------------------------------------------------------------------------------

Class A1 Notes                    0.00       0.000000%     0.00000%               0.00                0.00          0.00

Class A2 Notes          256,629,482.17      45.101842%     2.23000%       1,679,854.10      38,139,223.969          0.00

Class A3 Notes          125,000,000.00     100.000000%     2.32000%         741,111.11                0.00          0.00

------------------------------------------------------------------------------------------------------------------------


                                                                   31 JUL 02
POOL SUMMARY                                                          AUD
------------                                                  ------------------
Outstanding Balance - Variable Rate Housing Loans                   483,982,105
Outstanding Balance - Fixed Rate Loans                              115,739,300
Number of Loans                                                           7,704
Weighted Average Current LVR                                             53.61%
Average Loan Size                                                        77,845
Weighted Average Seasoning                                           62.31 mths
Weighted Average Term to Maturity                                      225 mths

PRINCIPAL COLLECTIONS                                                 AUD
---------------------                                         ------------------
Scheduled Principal Payments                                       7,221,235.50
Unscheduled Principal Payments                                    58,240,698.95
Redraws                                                            6,605,107.35

Principal Collections                                             58,856,827.10

TOTAL AVAILABLE PRINCIPAL                                             AUD
-------------------------                                     ------------------
Principal Collections                                             58,856,827.10
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                         58,856,827.10

Principal Distributed                                             58,856,827.10
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                 AUD
---------------------                                         ------------------
Available Income                                                  11,909,696.73
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             11,909,696.73

REDRAW & LIQUIDITY FACILITIES                                         AUD
-----------------------------                                -------------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00

CPR
---
                                                May-02       Jun-02      Jul-02
                              1 mth CPR         28.61%       23.93%      31.24%

ARREARS
-------
                              % of pool
                             (by balance)
31 - 59 days                    0.76%
60 - 89 days                    0.18%
90+ days                        0.05%
Defaults                         Nil
Losses                           Nil

                                                                    EXHIBIT 13.5


                        AGGREGATE TOTALS FOR FISCAL YEAR

                                                                    EXHIBIT 13.5
[Crusade Trust
      Logo]

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 1999
           AGGREGATE TOTALS FOR FISCAL YEAR 1 OCT 2001 TO 30 SEPT 2002


NOTES

                       ---------------------------------------------------------------------------------------
                           FV Outstanding (USD)                     Bond Factor              Coupon Rate as at
                           as at Sept 30, 2002              as at Sept 30, 2002                 Sept 30, 2002
--------------------------------------------------------------------------------------------------------------
Class A1 Notes                           0.00                          0.000000%                    0.000000%
Class A2 Notes                 256,629,482.17                         45.101842%                    2.230000%
Class A3 Notes                 125,000,000.00                        100.000000%                    2.320000%
--------------------------------------------------------------------------------------------------------------


NOTES

                       ---------------------------------------------------------------------------------------
                         Coupon Payments (USD)            Principal Payments (USD)          Charge Offs (USD)
--------------------------------------------------------------------------------------------------------------
Class A1 Notes                           0.00                               0.00                         0.00
Class A2 Notes                   9,944,767.07                     165,380,674.82                         0.00
Class A3 Notes                   3,509,288.19                               0.00                         0.00
--------------------------------------------------------------------------------------------------------------


PRINCIPAL COLLECTIONS INFORMATION IN AUD AGGREGATED TO THE DATE OF THE LAST PAYMENT

Scheduled Principal Payments                                  31,995,048.32
Unscheduled Principal Payments                               249,892,960.20
Redraws                                                       26,670,917.76

Principal Collections                                        255,217,090.76


TOTAL AVAILABLE PRINCIPAL IN AUD

Principal Collections                                        255,217,090.76
Principal Charge Offs                                                  0.00
Principal Draw                                                         0.00

Total Available Principal                                    255,217,090.76

Principal Distributed                                        255,217,090.76
Principal Retained                                                     0.00


TOTAL AVAILABLE FUNDS IN AUD

Available Income                                              51,889,418.52
Principal Draw                                                         0.00
Liquidity Draw                                                         0.00

Total Available Funds                                         51,889,418.52


REDRAW & LIQUIDITY FACILITIES IN AUD

Redraw Shortfall                                                       0.00
Redraw Carryover Charge Offs                                           0.00

Liquidity Draw                                                         0.00
Liquidity Shortfall                                                    0.00

                                                                    EXHIBIT 99.1

                      CRUSADE MANAGEMENT LIMITED (MANAGER)
                       OFFICER'S CERTIFICATE OF COMPLIANCE


     The undersigned officer of Crusade Management Limited, a company organized under the laws of New South Wales, Australia ("CML"), hereby certifies on behalf of CML and on his own behalf for purposes of the Crusade Global Trust No. 1 of 1999 Class A Mortgage Backed Floating Rate Notes (the "Notes"), as follows:

     1.    I am a duly appointed, qualified and acting Officer of CML,

     2.    I  am  duly   authorized  to  execute  and  deliver  this   Officer's
           Certificate on behalf of CML; and

     3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Crusade Global Trust No. 1 of 1999 issue of Notes for the period between October 1, 2001 and the end of the Manager's fiscal year on September 30, 2002.

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

               2. As of the date hereof, St.George Bank is the Servicer of Crusade Global Trust No. 1 of 1999.

               3. This Officer's Certificate is delivered pursuant to the Agreement.

               4.   A  review  of the  activities  of the  Servicer  during  the calendar year ended September 30, 2002 and of its performance under the pooling and servicing agreement or similar agreements was made under my supervision.

               5. Based on such review, to my knowledge, the Servicer has fulfilled its obligations under the pooling and servicing agreement or similar agreements relating to the Trust (including the Master Trust Deed dated March 14, 1998, The Crusade Euro Trust Servicing Agreement dated March 19, 1998 and the Supplementary Terms Notice dated September 22, 1999) throughout such calendar year and, except as set forth in paragraph 6 below.

               6.   The  following  is  a  description   of  any  exceptions  to
                    paragraph  5  above:-  No  significant   deficiencies   were
                    detected.


         IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Servicer, has duly executed this Officer's Certificate this 25 day of March, 2003.


                                            ST.GEORGE BANK LIMITED,
                                            as Servicer



                                            /S/ G. M. BARTLETT
                                           -------------------------------------
                                            Name:  G. M. Bartlett
                                            Title: Group Executive

                                                                    EXHIBIT 99.3


INDEPENDENT AUDITOR'S ANNUAL SERVICER COMPLIANCE CERTIFICATE
TO THE DIRECTORS OF CRUSADE MANAGEMENT LIMITED


SCOPE

We have reviewed St.George Bank Limited's (the "Servicer's") activities for the purpose of determining its compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice (collectively the "Documents"), attached as Appendix 1, in relation to the Crusade Global Trust No.1 of 1999 (the "Trust") for the year ended 30 September 2002, in accordance with the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated 21 February 2003, and our engagement letter dated 25 March 2003.

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

STATEMENT

Based on our review;

| | nothing has come to our attention to indicate that there has been any significant deficiencies in St.George Bank Limited's compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice, attached as Appendix 1, in respect of the Crusade Global Trust No.1 of 1999 (the "Trust") for the year ended 30 September 2002;

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




KPMG


/S/ A. J. YATES

Andrew Yates
Partner
Place:  Sydney, Australia
Date:  Mar 25,2003

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

                                                                      APPENDIX 2

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

         As Chairman of the USAP Working Group since 1992, I would like to express my personal appreciation to J. Mark Hanson, Fleet Mortgage Corp.; William Glasgow, Jr., CMB, BancBoston Mortgage Corp.; John J. duHadway, Deloitte & Touche LLP; Nicholas R. Bottini, Cortland L. Brovitz & Co. P.C.; Robert G. Arnall, Arthur Anderson LLP; Robert W. Swegle, Ernst & Young LLP; Laura A. Pepthens, Coopers & Lybrand LLP; Arlene K. Spencer and Steven F. Eckstein, Source One Mortgage Services Corp.; Peter M. Hill, North American Mortgage Company, Lawrence G. Roder, Fleet Mortgage Group, Inc.; Edward D. Hughes, GMAC Mortgage Corporation; James P. Gross, J. I. Kislak Mortgage Corp.; Robert B. Kenyon, First Union Mortgage Corp.; Eugene T. Ichner, Chase Manhattan Bank, and Paul Fender, Kenneth Leventhal & Co. for their thoughtful comments and suggestions. In addition, I would like to express special thanks to Geoffrey A. Oliver; Alison B. Utermehlen, Mortgage Bankers Association of America; and James
F. Green, AICPA, for the countless hours they spent working on all phases of this latest USAP revision.



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

         SSAE No. 3 addresses circumstances in which noncompliance by a servicing entity would require modification of the CPA's report (see paragraphs 61 et. seq.).

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

                                                                    EXHIBIT 99.4


                        CUSTODIAL SERVICERS AUDIT REPORT


                                     Our ref   20-F Sept 2002 No.1 of 1999 edgar
                                               version 25 Mar 03.doc

                                     Contact   Kim McManus 9335-8639


Mr. Roger Desmarchelier
Executive Manager Securitisation
Crusade Management Limited
55 Market Street
Sydney NSW 2000


25 March 2003


Dear Roger

AGREED UPON PROCEDURES - CRUSADE GLOBAL TRUST NO. 1 OF 1999

St. George Custodial Pty Ltd required an audit to be performed in accordance with the Crusade Global Trust No. 1 of 1999 Custodian Agreement (`Custodian Agreement').

Our engagement was undertaken in accordance with the basic principles and general guidance set out in Australian Auditing Standard AUS 904 "Engagements to Perform Agreed-upon Procedures".

PROCEDURES

In accordance with the requirements set out in Schedule 1 of the Custodian Agreement, an audit of the custodial role with respect to the Relevant Documents for Crusade Global Trust No. 1 of 1999 was performed. The following procedures were undertaken to perform the audit:

a) Through management inquiry and observation, ensured adequate controls and procedures are in place to:

     i) segregate relevant documents from other mortgage title documents held by the Custodian; and

     ii) safeguard the relevant documents from being removed or tampered without appropriate authorisation.

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

This letter is solely for the information of the addressee in connection with the role of St. George Custodial Pty Ltd as custodian for Crusade Global Trust No. 1 of 1999. It is not to be used, circulated, quoted or otherwise referred to, in whole or in part for any other purpose without our written consent.


Yours sincerely


/S/  JOHN TEER
John Teer
Partner

                                                                    EXHIBIT 99.5


                      KPMG CONSENT TO PUBLISH AUDIT REPORT


                                     Our Ref: 20-F Sept 2002 No.1 of 1999 edgar
                                              version 25 Mar 03.doc


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


Your faithfully


/S/ A. J. YATES

A. J. Yates
Partner

                                                                    EXHIBIT 99.6


    FINANCIAL REPORT OF THE TRUST FOR THE PERIOD ENDING SEPTEMBER 30, 2002.






                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                                FINANCIAL REPORT
                      FOR THE YEAR ENDED 30 SEPTEMBER 2002

                               ABN 65 766 913 410

CRUSADE GLOBAL TRUST NO.1 OF 1999
MANAGER'S REPORT
FOR THE YEAR ENDED 30 SEPTEMBER 2002


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

REVIEW OF OPERATIONS

The distributions paid/payable to the beneficiary of the Trust for the financial year ended 30 September 2002 were $6,552,807 (2001: $4,295,214).

STATE OF AFFAIRS

In the opinion of the Manager there were no significant changes on the state of affairs of the Trust during the financial year.


FOR AND BEHALF OF THE MANAGER






/S/ G. M. BARTLETT

Director

Crusade Management Limited


November 25, 2002

CRUSADE GLOBAL TRUST NO.1 OF 1999
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 SEPTEMBER 2002



                                                           ----------------------------------
                                                                2002              2001
                                                   NOTE           $                $
                                                           ---------------- -----------------
Revenue from ordinary activities
    Interest income                                  2          45,510,905        81,749,716
    Fees                                             2           1,057,141         1,438,961
    Other                                            2             478,770           447,259
                                                           ---------------- -----------------
                                                                47,046,816        83,635,936
Expenses from ordinary activities
    Interest expense                                 2          36,458,816        73,703,328
    Custodian fees                                   10            109,241           152,835
    Servicing fees                                   10          2,913,092         4,075,590
    Manager fees                                     10            638,627           917,008
    Trustee fees                                     10            233,902           322,254
    Other expenses                                                 140,331           169,707
                                                           ---------------- -----------------
                                                                40,494,009        79,340,222

                                                           ---------------- -----------------
RESULT FROM ORDINARY ACTIVITIES (EXCESS INCOME)                  6,552,807         4,295,714
                                                           ================ =================





THE STATEMENT OF FINANCIAL PERFORMANCE SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 12.

CRUSADE GLOBAL TRUST NO.1 OF 1999
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2002


                                                    ----------------------------------
                                                         2002              2001
                                     NOTE                  $                $
                                                    ---------------- -----------------
ASSETS
    Cash and liquid assets            3                  40,201,395        62,685,371
    Receivables                       4                 114,622,647       268,372,957
    Investments                       5                 566,366,351       801,770,692

                                                    ---------------- -----------------
TOTAL ASSETS                                            721,190,393     1,132,829,020
                                                    ---------------- -----------------

LIABILITIES
    Accounts payable                  6                   9,649,393        13,099,343
    Mortgage backed bonds                               711,540,990     1,119,729,667

                                                    ---------------- -----------------
TOTAL LIABILITIES                                       721,190,383     1,132,829,010
                                                    ---------------- -----------------

                                                    ---------------- -----------------
NET ASSETS                                                       10                10
                                                    ================ =================

UNITHOLDER'S FUNDS
    Unit on issue                     7                          10                10

                                                    ---------------- -----------------
TOTAL UNITHOLDER'S FUNDS                                         10                10
                                                    ================ =================





THE STATEMENT OF FINANCIAL POSITION SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 12.

CRUSADE GLOBAL TRUST NO.1 OF 1999
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


                                                                    ----------------------------------
                                                                         2002             2001
                                                    NOTE                  $                 $
                                                                    ---------------- -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Interest received                                                    46,195,316        86,232,652
    Fees received                                                         1,057,141         1,438,961
    Interest paid                                                      (38,432,838)      (82,439,506)
    Expenses paid                                                       (4,168,455)       (6,005,824)
    Distributions paid                                                  (7,801,160)       (3,736,542)

                                                                    ---------------- -----------------
NET CASH USED IN OPERATING ACTIVITIES               (b)                 (3,149,996)       (4,510,259)
                                                                    ---------------- -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from loan repayments                                       235,883,111       297,444,436

                                                                    ---------------- -----------------
NET CASH PROVIDED BY INVESTING ACTIVITIES                               235,883,111       297,444,436
                                                                    ---------------- -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Repayment of mortgage backed bonds                                (255,217,091)     (307,392,105)

                                                                    ---------------- -----------------
NET CASH USED IN FINANCING ACTIVITIES                                 (255,217,091)     (307,392,105)
                                                                    ---------------- -----------------

                                                                    ---------------- -----------------
NET DECREASE IN CASH HELD                                              (22,483,976)      (14,457,928)
                                                                    ---------------- -----------------

CASH AT THE BEGINNING OF THE YEAR                                        62,685,371        77,143,299

                                                                    ---------------- -----------------
CASH AT THE END OF THE YEAR                         (a)                  40,201,395        62,685,371
                                                                    ================ =================





THE STATEMENT OF CASH FLOWS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE STATEMENT OF CASH FLOWS ON PAGE 5 AND THE NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 12.

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


                                                                                     --------------------------------
                                                                                           2002            2001
                                                                                            $                $
                                                                                     ----------------- --------------
(a)   RECONCILIATION OF CASH

      Cash as at the end of the year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

      Cash and liquid assets                                                               40,201,395     62,685,371

                                                                                     ----------------- --------------
      TOTAL CASH                                                                           40,201,395     62,685,371
                                                                                     ================= ==============

(b)   RECONCILIATION OF UNDISTRIBUTED INCOME TO NET CASH USED IN OPERATING
      ACTIVITIES


      Undistributed income                                                                          -              -

      Decrease in:
        Accounts payable                                                                  (3,449,950)    (8,451,623)
      (Increase)/decrease in:
        Receivables                                                                           684,411      4,482,936
        Sundry debtors                                                                         94,313       (94,313)

      Profit on discharges                                                                  (478,770)      (447,259)

                                                                                     ----------------- --------------
      Net cash used in operating activities                                               (3,149,996)    (4,510,259)
                                                                                     ================= ==============

CRUSADE GLOBAL TRUST NO. 1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of this financial report are:

a)    BASIS OF PREPARATION

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board so far as they relate to the Crusade Global Trust No.1 of 1999 ("the Trust") and the provisions of the Trust Deed.

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

f)    MORTGAGE BACKED BONDS

Mortgage Backed Bonds held in foreign currencies are shown in the financial statements at the exchange rate prevailing at balance date. The Bonds are recorded net of repayments. Interest payments due in foreign currencies are hedged by a Currency Swap. Therefore these payments do not expose the Trust to any foreign currency fluctuation risk. These Bonds mature in February 2030.

CRUSADE GLOBAL TRUST NO. 1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002



1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


h)    CASH FLOWS

For the purpose of the preparation of the Statement of Cash Flows, cash includes cash on hand and at bank, bank deposits at call, current accounts with related entities and is presented net of outstanding bank overdrafts.

                                                                                       -------------------------------
                                                                                            2002            2001
                                                                                              $              $
                                                                                       -------------------------------
2.   RESULT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

Result from ordinary activities before income tax includes the following items:

REVENUE
Interest income
   - related party                                                                             519,115      1,284,471
   - other party                                                                            44,991,790     80,465,245
Fee income                                                                                   1,057,141      1,438,961
Profit on discharges                                                                           478,770        447,259
                                                                                       ===============================

EXPENSE
Interest expense
   - other party                                                                            36,458,816     73,703,328
Auditors remuneration                                                                           12,808         10,450
                                                                                       ===============================

3.   CASH AND LIQUID ASSETS

Cash at bank - St.George Bank Limited                                                          183,060      2,197,430
Liquidity deposit - ANZ                                                                      1,505,870      2,150,032
Deposits at call - ANZ                                                                      38,512,465     58,337,909

                                                                                       -------------------------------
                                                                                            40,201,395     62,685,371
                                                                                       ===============================
MATURITY ANALYSIS
At Call                                                                                     40,201,395     62,685,371
                                                                                       -------------------------------
                                                                                            40,201,395     62,685,371
                                                                                       ===============================

4.    RECEIVABLES

Accrued Interest:
   - Bank deposits                                                                             117,559        187,931
   - Loans secured by mortgage                                                               1,398,484      2,012,523
Currency swap receivable                                                                   113,106,604    266,078,190
Sundry debtors                                                                                       -         94,313

                                                                                       -------------------------------
                                                                                           114,622,647    268,372,957
                                                                                       ===============================


CRUSADE GLOBAL TRUST NO. 1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

                                                                                       -------------------------------
                                                                                            2002            2001
                                                                                              $              $
                                                                                       -------------------------------
5.   INVESTMENTS

Loans secured by mortgage                                                                  568,070,651    803,953,762
Discount on loans secured by mortgage                                                      (1,704,300)    (2,183,070)

                                                                                       -------------------------------
                                                                                           566,366,351    801,770,692
                                                                                       ===============================

MATURITY ANALYSIS
within 1 year                                                                               62,027,544     36,262,544
between 1 and 5 years                                                                       48,435,154    135,993,559
greater than 5 years                                                                       455,903,653    629,514,590

                                                                                       -------------------------------
                                                                                           566,366,351    801,770,692
                                                                                       ===============================

6.   ACCOUNTS PAYABLE

Accrued expenses                                                                               536,217        763,792
Distributions payable                                                                        5,109,624      6,357,977
Interest payable - Mortgage backed bonds                                                     2,003,021      5,752,858
                 - Swaps                                                                     2,000,531        224,716

                                                                                       -------------------------------
                                                                                             9,649,393     13,099,343
                                                                                       ===============================

7.   TRUST UNITS

In accordance with clauses 3.1(b) and 3.2(a)(ii) of the Trust Deed, one
unit was issued by the Trustee to the Manager in exchange for $10 to                                10             10
create the Trust.
                                                                                       ===============================

8.   UNDISTRIBUTED INCOME

Undistributed income at the beginning of the financial year                                          -              -

Plus: Result from ordinary activities (excess income)                                        6,552,807      4,295,214

Less: Distributions paid during the year                                                     7,801,160      3,736,542
      Increase/(decrease) in Distributions payable                                         (1,248,353)        558,672

                                                                                       -------------------------------
Undistributed income at the end of the financial year                                                -              -
                                                                                       ===============================

CRUSADE GLOBAL TRUST NO. 1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002



9.    SUPPORT FACILITIES

In accordance with the Information Memorandum, the Trust had the following support facilities during the year.

a)    MORTGAGE INSURANCE POLICY

The Trustee has been insured against losses in respect of the Purchased Mortgages with GE Mortgage Insurance Pty Limited.

b)    LIQUIDITY RESERVE

The Trustee maintains a liquidity account with St.George Bank Limited, which is reduced each quarter to equal 0.25% of the aggregate principal outstanding of the Loans Secured by Mortgages.

c)    REDRAW FACILITY

The Trustee maintains a Redraw Facility with St.George Bank Limited. The Redraw Limit is equal to 2% of the aggregate amount of Mortgage Backed Bonds and is adjusted on each anniversary of the redraw facility.

d)    BASIS SWAP AND STANDBY BASIS SWAP

The Trustee maintains a Basis Swap with St.George Bank Limited for the purposes of hedging the basis risk between variable rates on the Loans Secured by Mortgages and the floating rate obligations of the Mortgage Backed Bonds. The Basis Swap will also cover the Purchased Mortgages, which convert from a fixed rate of interest to a variable interest rate. The Trustee also maintains a Standby Basis Swap with the Sydney Branch of Deutsche Bank AG. The terms of the Basis Swap allow for netting of swap payments.

e)    FOREIGN CURRENCY SWAP

The Trustee entered into a Currency Swap with the Currency Swap Provider, Bankers Trust Corporation New York, to hedge its foreign currency exposure.

CRUSADE GLOBAL TRUST NO. 1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002



10.   RELATED PARTY INFORMATION

a)    RELATED ENTITIES

The Manager is Crusade Management Limited, a company incorporated in Australia. The Trustee is Perpetual Trustees Consolidated Limited.
The Custodian is St.George Custodial Services Pty Limited.

b)    TRANSACTIONS WITH RELATED ENTITIES

The following tables outline related party transactions during the relevant period.


                            ST.GEORGE BANK LIMITED   CRUSADE MANAGEMENT LTD   PERPETUAL TRUSTEES     ST.GEORGE CUSTODIAL
                                                                               CONSOLIDATED LTD          PTY LIMITED

                           ------------------------- ---------------------- ---------------------- -----------------------
                              2002         2001         2002       2001        2002        2001       2002        2001
                                $            $           $           $           $          $           $           $
-------------------------- ----------- ------------- ---------- ----------- ----------- ---------- ----------- -----------

 Manager fee(1)                     -             -    638,627     917,008           -          -           -           -
 Trustee fee(2)                     -             -          -           -     233,902    322,254           -           -
 Servicing fee(3)           2,913,092     4,075,590          -           -           -          -           -           -
 Custodian fee(4)                    -             -          -           -           -          -     109,241     152,835
 Basis Swap interest(5)     (519,115)   (1,165,879)          -           -           -          -           -           -
 Redraw facility fee(6)        13,743        19,340          -           -           -          -           -           -

1 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.09%pa payable quarterly in arrears.

2 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.03%pa payable quarterly in arrears.

3 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.40%pa payable quarterly in arrears.

4 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.015%pa payable quarterly in arrears.

5 In accordance with the Trust Deed, the Trust has entered into a basis swap support facility with St.George Bank Limited. The amount represents the net amount paid/payable or (received/receivable).

6 The Trust has maintained a Redraw Facility with St.George Bank Limited (refer Note 9).

CRUSADE GLOBAL TRUST NO. 1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


11.    ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a)    INTEREST RATE RISK

The Trust's exposure to interest rate risk and the effective interest rates of the financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

AS AT 30 SEPTEMBER 2002
---------------------------- ------------ --------------------------------------- ------------- -------------- -----------
                                FLOATING        FIXED INTEREST RATE MATURING IN:           NON                 WEIGHTED
                                INTEREST                                              INTEREST                 AVERAGE
                                    RATE                                               BEARING          TOTAL        RATE
                                          ---------------------------------------
                                             1-3 MTHS     3-12 MTHS      1-5 YRS
                                       $            $             $            $             $              $           %
---------------------------- ------------ ------------ ------------- ------------ ------------- -------------- -----------
FINANCIAL ASSETS
   Cash & liquid assets       40,018,335            -             -            -       183,060     40,201,395        4.76
   Receivables                         -            -             -            -   114,622,647    114,622,647           -
   Investments               459,934,133    6,215,979    55,992,412   45,928,127             -    568,070,651        6.42
   Discount                            -            -             -            -   (1,704,300)    (1,704,300)           -
---------------------------- ------------ ------------ ------------- ------------ ------------- -------------- -----------
Total                        499,952,468    6,215,979    55,992,412   45,928,127   113,101,407    721,190,393
---------------------------- ------------ ------------ ------------- ------------ ------------- -------------- -----------
FINANCIAL LIABILITIES
   Accounts payable                    -            -             -            -     9,649,393      9,649,393           -
   Mortgage backed bonds
                                       -    711,540,990           -            -             -    711,540,990        2.16

---------------------------- ------------ ------------ ------------- ------------ ------------- -------------- -----------
Total                                  -    711,540,990           -            -     9,649,393    721,190,383
---------------------------- ------------ ------------ ------------- ------------ ------------- -------------- -----------

INTEREST RATE SWAP           (478,937,994)  585,069,753 (58,305,943) (47,825,816)
==========================================================================================================================

AS AT 30 SEPTEMBER 2001
---------------------------- ------------ -------------- ------------- ------------ ------------- -------------- -----------
                                FLOATING        FIXED INTEREST RATE MATURING IN:           NON                 WEIGHTED
                                INTEREST                                              INTEREST                 AVERAGE
                                    RATE                                               BEARING          TOTAL        RATE
                                          -------------- ------------- ------------
                                             1-3 MTHS     3-12 MTHS      1-5 YRS
                                       $            $             $            $             $              $            %
---------------------------- ------------ -------------- ------------- ------------ ------------- -------------- -----------
FINANCIAL ASSETS
   Cash & liquid assets       60,487,942            -              -            -     2,197,429     62,685,371         4.50
   Receivables                         -            -              -            -   268,372,957    268,372,957            -
   Investments               639,686,552    7,268,399     23,012,218  133,988,593             -    803,953,762         6.40
   Discount                            -            -              -            -    (2,183,070)    (2,183,070)           -
---------------------------- ------------ -------------- ------------- ------------ ------------- -------------- -----------
Total                        700,174,494    7,268,399     23,010,218  133,988,594   268,387,316  1,132,829,020
---------------------------- ------------ -------------- ------------- ------------ ------------- -------------- -----------
FINANCIAL LIABILITIES
   Accounts payable                    -            -              -            -    13,099,343      13,099,343           -
   Mortgage backed bonds
                                       -  1,119,729,667            -            -             -   1,119,729,667        3.90
---------------------------- ------------ -------------- ------------- ------------ ------------- -------------- -----------
Total                                  -  1,119,729,667            -            -    13,099,343   1,132,829,010
---------------------------- ------------ -------------- ------------- ------------ ------------- -------------- -----------
INTEREST RATE SWAP          (669,933,599)  834,358,063  (24,100,332) (140,324,132)
============================================================================================================================

CRUSADE GLOBAL TRUST NO. 1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2002



11.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

(b)   NET FAIR VALUES

All financial assets and liabilities are carried at net fair value in the Statement of Financial Position with the exception of the Loans Secured by Mortgage with are recorded at the recoverable amount as stated in the accounting policies in Note 1. The fair value of these loans is $568,513,512 (2001:
$805,307,502).

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

CRUSADE GLOBAL TRUST NO. 1 OF 1999
MANAGER'S STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2002


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




/S/ G. M. BARTLETT

Signed

Crusade Management Limited


Sydney

November 25, 2002

INDEPENDENT AUDIT REPORT
TO THE UNITHOLDERS OF CRUSADE GLOBAL TRUST NO.1 OF 1999


SCOPE

We have audited the financial statements of Crusade Global Trust No.1 of 1999 for the year ended 30 September 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, the manager's statement and the accompanying notes set out on pages 2 to 13. The manager has prepared the financial statements at the direction of the trustee who is responsible for the financial statements. We have conducted an independent audit of these financial statements in order to express an opinion on them to the unitholders.

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

AUDIT OPINION

In our opinion, the financial statements of Crusade Global Trust No.1 of 1999 for the year ended 30 September 2002 are properly drawn up:

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