Form 20-F
period 2002-09-30
CRUSADE MANAGEMENT LTD
filed 2003-03-27
CIK 1092858

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


For the transition period from October 1, 2001 to September 30, 2002. Commission file number 333-67782


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

11. Quantitative and Qualitative Disclosures      Market Risk
    about Market Risk

12. Description of Securities Other than Equity   Not applicable
    Securities

PART II

13. Defaults, Dividend Arrearages and             Defaults and Delinquencies
    Delinquencies

14. Material  Modifications  to                   Material  Modifications to
    Rights of Security Holders and                Rights of Security Holders
    Use of Proceeds

15.[RESERVED]

16.[RESERVED]

PART III

17. Financial Statements                          Not applicable

18. Financial Statements                          Not applicable

19.  (a)  Financial Statements                    Periodic Filings on Form 6K
                                                  incorporated  by reference

     (b)  Exhibits                                Exhibits


TABLE OF CONTENTS

PART I

Incorporation of Certain Documents by Reference..............................................1

Item 3: Selected Financial Information.......................................................1

Item 4: Property.............................................................................2

Item 7: Major Shareholders & Interest of Management and Related Parties in Transaction.......3

Item 9: Markets..............................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes....................3

Item 11: Market Risks.......................................................................10


PART II

Item 13: Defaults and Delinquencies.........................................................10

Item 14: Material Modification to Rights of Security Holders................................10


PART III

Item 19: Financial Statements and Exhibits..................................................11


EXHIBITS

Exhibit 13.1: Noteholders Report for the December 20, 2001 payment date
Exhibit 13.2: Noteholders Report for the March 20, 2002 payment date
Exhibit 13.3: Noteholders Report for the June 20, 2002 payment date
Exhibit 13.4: Noteholders Report for the September 20, 2002 payment date
Exhibit 13.5: Aggregate Totals for Fiscal Year
Exhibit 99.1: The Manager Officer's Certificate of Compliance
Exhibit 99.2: The Servicer Officer's Certificate of Compliance
Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate
Exhibit 99.4: Custodial Services Audit Report
Exhibit 99.5: KPMG Consent to Publish Audit Report
Exhibit 99.6: Financial Report of the Trust for the Period Ending
              September 30, 2002.

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

     o    Noteholders Report for the December 20, 2001 Payment date
     o    Noteholders Report for the March 20, 2002 Payment date
     o    Noteholders Report for the June 20, 2002 Payment date
     o    Noteholders Report for the September 20, 2002 Payment date

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

b.  Exhibits

     The following documents are filed as part of this Annual Report:
1.   Exhibit 13.1: Noteholders Report for the December 20, 2001 Payment Date
2.   Exhibit 13.2: Noteholders Report for the March 20, 2002 Payment Date
3.   Exhibit 13.3: Noteholders Report for the June 20, 2002 Payment Date
4.   Exhibit 13.4: Noteholders Report for the September 20, 2002 Payment Date
5.   Exhibit 13.5: Aggregate Totals for the Fiscal Year
6.   Exhibit 99.1: The Manager Officer's Certificate of Compliance
7.   Exhibit 99.2: The Servicer Officer's Certificate of Compliance
8.   Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate
9.   Exhibit 99.4: Custodial Services Audit Report
10.  Exhibit 99.5: KPMG Consent to Publish Audit Report
11.  Exhibit 99.6: Financial Report of the Trust for the Period Ending
                   September 30, 2002.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     CRUSADE MANAGEMENT LIMITED


                                                     /S/ G. M. BARTLETT
                                                     ---------------------------
                                                     Name: G. M. Bartlett
                                                     Title:  Director

Date: March 25, 2003

                           CRUSADE MANAGEMENT LIMITED

                            SECTION 302 CERTIFICATION

I, Steve McKerihan, certify that:

1. I have reviewed this annual report on Form 20-F, and all reports on Form 6-K containing distribution or servicing reports filed in respect of periods included in the year covered by this annual report, of Crusade Global Trust No.2 of 2001;

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

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties:

Perpetual Trustees Consolidated Limited

                                              /S/ S. MCKERIHAN
                                             -----------------------------------
                                             S.  McKerihan
                                             CFO - Crusade Management Limited
                                             Date: March 26, 2003

                                INDEX TO EXHIBITS

  EXHIBIT NO.                  DOCUMENT DESCRIPTION

      13.1   Noteholders Report for the December 20, 2001 Payment Date
      13.2   Noteholders Report for the March 20, 2002 Payment Date
      13.3   Noteholders Report for the June 20, 2002 Payment Date
      13.4   Noteholders Report for the September 20, 2002 Payment Date
      13.5   Aggregate Totals for the Fiscal Year
      99.1   The Manager Officer's Certificate of Compliance
      99.2   The Servicer Officer's Certificate of Compliance
      99.3   Independent Auditors Annual Servicer's Compliance Certificate
      99.4   Custodial Services Audit Report
      99.5   KPMG Consent to Publish Audit Report
      99.6   Financial Report of the Trust for the Period Ending
             September 30, 2002

                                                                    EXHIBIT 13.1

            NOTEHOLDERS REPORT FOR THE DECEMBER 20, 2001 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on December 20, 2001


                           CRUSADE MANAGEMENT LIMITED,
               as manager of the Crusade Global Trust No.2 of 2001
             (Exact name of Registrant as specified in its Charter)

             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
          ------------------------------------------------------------
                    (Address of principal executive offices)



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

                       Yes   [ ]                No   [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________________ .

OTHER EVENTS

         On the Quarterly Payment Date falling on December 20, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 2 of 2001, by the undersigned, thereunto duly authorized.


                                            Crusade Management Limited,
                                            as Trust Manager for the Crusade Global Trust No.2 of 2001,
                                            ----------------------------------------------------------
                                            (Registrant)



Dated: January __, 2002                     By:  /s/  Roger Desmarchelier
                                               -------------------------------------------------
                                            Name:   Roger Desmarchelier
                                            Title:  Executive Manager

EXHIBIT INDEX


Exhibit                 Description
- -------                 ------------
99.1                    The Noteholders Report for the Quarterly Payment Date on
                        December 20, 2001

                                    Exh-99.1

[CRUSADE TRUST
     LOGO]
                               Noteholders Report
                        Crusade Global Trust No.2 of 2001
                      Coupon Period Ending 20 December 2001


USD NOTES
-----------
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------
                                                                              Coupon Payments       Principal       Charge Offs
                        FV Outstanding (USD)  Bond Factor       Coupon Rate        (USD)          Payment (USD)        (USD)
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------

Class A Notes           745,851,851.89        93.231481%        3.53500%      7,698,444.44        54,148,148.11     0.00

                        --------------------  ----------------  -----------   ----------------    ---------------   -----------
                                                                              Coupon Payments       Principal       Charge Offs
                        FV Outstanding (AUD)  Bond Factor       Coupon Rate        (AUD)          Payments (AUD)        (AUD)
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------

Class B Notes           37,550,000.00         100.000000%       5.00810%      504,912.53          0.00              0.00
Class C Notes           3,235,000.00          100.000000%       5.22810%      45,409.99           0.00              0.00


                                                                     30-Nov-01
POOL SUMMARY                                                            AUD
-------------                                                      -------------
Outstanding Balance - Variable Rate Housing Loans                  1,117,267,556
Outstanding Balance - Fixed Rate Loans                               314,165,231
Number of Loans                                                           10,981
Weighted Average Current LVR                                              64.33%
Average Loan Size                                                        130,355
Weighted Average Seasoning                                             17.4 mths
Weighted Average Term to Maturity                                       277 mths


PRINCIPAL COLLECTIONS                                                   AUD
----------------------                                             -------------
Scheduled Principal Payments                                        8,902,613.60
Unscheduled Principal Payments                                    105,025,943.91
Redraws                                                             6,228,164.83

Principal Collections                                             107,700,392.68


Total Available Principal                                              AUD
--------------------------                                        --------------
Principal Collections                                             107,700,392.68
Principal Charge Offs                                                       0.00
Principal Draw                                                      6,299,366.25
Total Available Principal                                         101,401,026.43

Outstanding Principal Draws From Previous Period                             0.0

Principal Distributed                                             101,401,026.43
Principal Retained                                                          0.00


TOTAL AVAILABLE FUNDS                                                 AUD
----------------------                                            --------------
Available Income                                                   21,986,298.68
Principal Draw                                                      6,299,366.25
Liquidity Draw                                                              0.00

Total Available Funds                                              28,285,664.93


REDRAW & LIQUIDITY FACILITIES                                          AUD
------------------------------                                    --------------
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00

CPR
---
                                             Sep-01       Oct-01       Nov-01
                                             ------       ------       ------
                        1 mth CPR              n/a        25.13%       26.52%

ARREARS
-------
                         % of pool
                        (by balance)
                        ------------
31 - 59 days                0.29%
60 - 89 days                0.03%
90+ days                    0.00%
Defaults                     Nil
Losses                       Nil

                                                                    EXHIBIT 13.2

             NOTEHOLDERS REPORT FOR THE MARCH 20, 2002 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on March 20, 2002

                           Crusade Management Limited,
               as manager of the Crusade Global Trust No.2 of 2001
             (Exact name of Registrant as specified in its Charter)

             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F ___X____      Form 40-F ________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes _________      No ____X_____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________________.

OTHER EVENTS

     On the Quarterly Payment Date falling on March 20, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

     (c) Exhibits

     See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 2 of 2001, by the undersigned, thereunto duly authorized.


                                    Crusade Management Limited,
                                    as Trust Manager for the Crusade Global
                                      Trust No.2 of 2001,
                                    (Registrant)



Dated: April 29, 2002               By:    /s/ Roger Desmarchelier
                                       ----------------------------------------
                                       Name:  Roger Desmarchelier
                                       Title: Executive Manager

Exhibit Index


Exhibit  Description
-------  -----------
99.1     The Noteholders Report for the Quarterly Payment Date on March 20, 2002

                                                                    Exhibit 99.1

                               Noteholders Report
                        Crusade Global Trust No.2 of 2001
                       Coupon Period Ending 20 March 2002

USD Notes
---------

                       FV Outstanding    Bond Factor   Coupon Rate   Coupon Payments   Principal Payment   Charge Offs
                           (AUD)                                          (USD)              (AUD)            (AUD)
                       --------------    -----------   -----------   ---------------   -----------------   -----------
Class A Notes         690,735,174.87      86.341897%     2.08500%     3,887,752.78       55,116,677.02        0.00


                       FV Outstanding    Bond Factor   Coupon Rate   Coupon Payments   Principal Payment   Charge Offs
                           (AUD)                                          (USD)              (AUD)            (AUD)
                       --------------    -----------   -----------   ---------------   -----------------   -----------
Class B Notes          37,550,000.00     100.000000%     4.72450%       437,436.92                0.00         0.00
Class C Notes           3,235,000.00     100.000000%     4.94450%        39,440.85                0.00         0.00


                                                               28Feb02
Pool Summary                                                     AUD
------------                                                     ---
Outstanding Balance - Variable Rate Housing Loans         1,074,408,733
Outstanding Balance - Fixed Rate Loans                      258,181,517
Number of Loans                                                  10,352
Weighted Average Current LVR                                     63.77%
Average Loan Size                                               128,728
Weighted Average Seasoning                                    20.3 mths
Weighted Average Term to Maturity                              274 mths


Principal Collections                                            AUD
---------------------                                            ---
Scheduled Principal Payments                               9,102,769.94
Unscheduled Principal Payments                            96,419,257.77
Redraws                                                    6,190,074.20

Principal Collections                                     99,331,953.51

Total Available Principal                                        AUD
-------------------------                                        ---
Principal Collections                                     99,331,953.51
Principal Charge Offs                                              0.00
Pay Back of Principal Draw                                 3,882,797.46
Total Available Principal                                103,214,750.97

Outstanding Principal Draws From
Previous Period                                           (2,416,568.79)

Principal Distributed                                    103,214,750.97
Principal Retained                                                 0.00

Total Available Funds                                            AUD
---------------------                                            ---
Available Income                                          23,197,359.02
Principal Draw                                                     0.00
Liquidity Draw                                                     0.00

Total Available Funds                                     23,197,359.02

Redraw & Liquidity Facilities                                    AUD
-----------------------------                                    ---
Redraw Shortfall                                                   0.00
Redraw Carryover Charge Offs                                       0.00


CPR
---
                                Dec-01        Jan-02        Feb-02
                                -------       ------        ------
                 1 mth CPR       23.06%        21.86%       23.79%


Arrears
-------
                            % of pool
                          (by balance)
                          ------------
31 - 59 days                  0.46%
60 - 89 days                  0.06%
90+ days                      0.06%
Defaults                        1
Losses                         Nil


                                    Exh-99.1

                                                                    EXHIBIT 13.3

              NOTEHOLDERS REPORT FOR THE JUNE 20, 2002 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on June 20, 2002

                           CRUSADE MANAGEMENT LIMITED,
               as manager of the Crusade Global Trust No.2 of 2001
             (Exact name of Registrant as specified in its Charter)

             LEVEL 11, 55 MARKET STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  [X]       Form 40-F  []

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes []          No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.

OTHER EVENTS

         On the Quarterly Payment Date falling on June 20, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 2 of 2001, by the undersigned, thereunto duly authorized.


                                  CRUSADE MANAGEMENT LIMITED,
                                      as Trust Manager
                                      for the Crusade Global Trust No.2 of 2001,
                                      (Registrant)




Dated: July __, 2002                  By:    /s/  Roger Desmarchelier
                                             ---------------------------------
                                      Name:   Roger Desmarchelier
                                      Title:  Executive Manager

EXHIBIT INDEX


EXHIBIT           DESCRIPTION
---------------   --------------------------------------------------------------
99.1              The Noteholders Report for the Quarterly Payment Date
                  on June 20, 2002

                                                                   EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.2 OF 2001
                        COUPON PERIOD ENDING 20 JUNE 2002


USD NOTES
--------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL     CHARGE
                              (USD)         BOND FACTOR   COUPON RATE        (USD)       PAYMENTS (USD)  OFFS (AUD)
                         --------------     -----------   -----------   ---------------  --------------  -----------

Class A Notes            623,465,113.23      77.933139%     2.18500%      3,856,988.47    67,270,061.64      0.00
--------------------------------------------------------------------------------------------------------------------

                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL     CHARGE
                              (AUD)         BOND FACTOR   COUPON RATE        (AUD)       PAYMENTS (USD)  OFFS (AUD)
                         --------------     -----------   -----------   ---------------  --------------  -----------

Class B Notes             37,550,000.00     100.000000%     4.97500%        470,866.71         0.00          0.00
Class C Notes              3,235,000.00     100.000000%     5.19500%         42,359.89         0.00          0.00
--------------------------------------------------------------------------------------------------------------------


POOL SUMMARY                                                         31May02
                                                                       AUD
                                                                 ---------------

Outstanding Balance - Variable Rate Housing Loans                 1,002,062,016
Outstanding Balance - Fixed Rate Loans                              206,353,057
Number of Loans                                                           9,664
Weighted Average Current LVR                                             62.86%
Average Loan Size                                                       125,043
Weighted Average Seasoning                                            23.3 mths
Weighted Average Term to Maturity                                      272 mths


PRINCIPAL COLLECTIONS                                                  AUD
                                                                 ---------------
Scheduled Principal Payments                                       9,099,589.52
Unscheduled Principal Payments                                   122,734,412.09
Redraws                                                            8,276,672.19

Principal Collections                                            123,557,329.42


TOTAL AVAILABLE PRINCIPAL                                              AUD
                                                                 ---------------
Principal Collections                                            123,557,329.42
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                         2,416,568.79

Total Available Principal                                        125,973,898.21

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                            125,973,898.21
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                  AUD
                                                                 ---------------
Available Income                                                  21,524,988.22
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             21,524,988.22


REDRAW & LIQUIDITY FACILITIES                                          AUD
                                                                 ---------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---                                     MAR -02      APR-02      MAY-02
                                        -------      ------      ------
                 1 MTH CPR              28.35%       31.86%      31.08%


ARREARS
-------                    % OF POOL
                          (BY BALANCE)
                          ------------
31 - 59 DAYS                  0.37%
60 - 89 DAYS                  0.15%
90+ DAYS                      0.09%

DEFAULTS                          1

LOSSES                          Nil

                                                                    EXHIBIT 13.4

           NOTEHOLDERS REPORT FOR THE SEPTEMBER 20, 2002 PAYMENT DATE

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on September 20, 2002


                           CRUSADE MANAGEMENT LIMITED,
                           --------------------------
               as manager of the Crusade Global Trust No.2 of 2001
             (Exact name of Registrant as specified in its Charter)

             LEVEL 11, 55 MARKET STREET, SYDNEY, NSW 2000, AUSTRALIA
            ---------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F []


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

OTHER EVENTS

         On the Quarterly Payment Date falling on September 20, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 2 of 2001, by the undersigned, thereunto duly authorized.


                     Crusade Management Limited,
                     as Trust Manager for the Crusade Global Trust No.2 of 2001,
                     ----------------------------------------------------------
                     (Registrant)




Dated: September 24, 2002
                             By:   /s/ Roger Desmarchelier
                                ------------------------------------------------
                             Name:  Roger Desmarchelier
                             Title: Executive Manager

EXHIBIT INDEX

--------------  ----------------------------------------------------------------
Exhibit         Description
--------------  ----------------------------------------------------------------
99.1            The Noteholders Report for the Quarterly Payment Date on
                September 20, 2002

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.2 OF 2001
                     COUPON PERIOD ENDING 20 SEPTEMBER 2002

USD NOTES
-----------------------------------------------------------------------------------------------------------------------------------
                      FV OUTSTANDING (USD)     BOND FACTOR   COUPON RATE   COUPON PAYMENTS   PRINCIPAL PAYMENTS (USD)   CHARGE OFFS
                                                                               (USD)                                       (AUD)
                      -------------------------------------------------------------------------------------------------------------

CLASS A NOTES             563,649,564.47        70.456196%     2.05500%      3,274,230.95         59,815,548.76            0.00

-----------------------------------------------------------------------------------------------------------------------------------
                      FV OUTSTANDING (USD)     BOND FACTOR   COUPON RATE   COUPON PAYMENTS   PRINCIPAL PAYMENTS (USD)   CHARGE OFFS
                                                                               (AUD)                                       (AUD)
                      -------------------------------------------------------------------------------------------------------------
CLASS B NOTES              37,550,000.00       100.000000%     5.54000%        524,342.03                  0.00            0.00
CLASS C NOTES               3,235,000.00       100.000000%     5.76000%         46,966.88                  0.00            0.00

                                                                      31Aug02
POOL SUMMARY                                                            AUD
------------                                                    ----------------
Outstanding Balance - Variable Rate Housing Loans                  901,557,112
Outstanding Balance - Fixed Rate Loans                             195,060,249
Number of Loans                                                          8,909
Weighted Average Current LVR                                             62.21%
Average Loan Size                                                      123,091

Weighted Average Seasoning                                           26.24 mths

Weighted Average Term to Maturity                                      269 mths


PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                           ----------------
Scheduled Principal Payments                                      7,332,625.26
Unscheduled Principal Payments                                  112,200,585.18
Redraws                                                           7,519,074.18

Principal Collections                                           112,014,136.26


TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                       ----------------
Principal Collections                                           112,014,136.26

Principal Charge Offs                                                     0.00

Pay Back of Principal Draw                                                0.00

Total Available Principal                                       112,014,136.26

Outstanding Principal Draws From
Previous Period                                                           0.00

Principal Distributed                                           112,014,136.26
Principal Retained                                                        0.00


TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                           ----------------
Available Income                                                 21,371,429.46
Principal Draw                                                            0.00
Liquidity Draw                                                            0.00


Total Available Funds                                            21,371,429.46


REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                         0.00
Redraw Carryover Charge Offs                                             0.00

--------------------------------------------------------------------------------


CPR
---                                     JUN -02        JUL-02          AUG-02
                       ---------------------------------------------------------

                       1 MTH CPR        30.70%         33.13%          27.42%

ARREARS
-------
                            % OF POOL
                          (BY BALANCE)
                          ------------

31 - 59 DAYS                  0.36%
60 - 89 DAYS                  0.12%
90+ DAYS                      0.05%

DEFAULTS                      0.002%

LOSSES                         Nil

                                                                    EXHIBIT 13.5

                        AGGREGATE TOTALS FOR FISCAL YEAR

                                                                    EXHIBIT 13.5
[Crusade Trust
    Logo]
                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.2 OF 2001
          AGGREGATE TOTALS FOR FISCAL YEAR 1 OCT, 2001 TO 30 SEPT 2002

NOTES

                         ----------------------------------------------------------------------------------------------
                               FV Outstanding (USD)                Bond Factor as at                 Coupon Rate as at
                               as at Sept 30, 2002                    Sept 30, 2002                      Sept 30, 2002
-----------------------------------------------------------------------------------------------------------------------
Class A Notes                    563,649,564.47                         70.456196%                           2.055000%
-----------------------------------------------------------------------------------------------------------------------
                               FV Outstanding (USD)                Bond Factor as at                 Coupon Rate as at
                               as at Sept 30, 2002                    Sept 30, 2002                      Sept 30, 2002
-----------------------------------------------------------------------------------------------------------------------
Class B Notes                     37,550,000.00                        100.000000%                           5.540000%
-----------------------------------------------------------------------------------------------------------------------
Class C Notes                      3,235,000.00                        100.000000%                           5.760000%
-----------------------------------------------------------------------------------------------------------------------


NOTES

                         ----------------------------------------------------------------------------------------------
                           Coupon Payments (USD)            Principal Payments (USD)                  Charge Offs (USD)
-----------------------------------------------------------------------------------------------------------------------
Class A Notes                     18,717,416.64                     236,350,435.53                                0.00
-----------------------------------------------------------------------------------------------------------------------
                           Coupon Payments (USD)            Principal Payments (USD)                  Charge Offs (USD)
-----------------------------------------------------------------------------------------------------------------------
Class B Notes                      1,937,558.19                               0.00                                0.00
-----------------------------------------------------------------------------------------------------------------------
Class C Notes                        174,177.61                               0.00                                0.00
-----------------------------------------------------------------------------------------------------------------------



PRINCIPAL COLLECTIONS INFORMATION IN AUD AGGREGATED TO THE DATE OF THE LAST PAYMENT

Scheduled Principal Payments                            34,437,598.32
Unscheduled Principal Payments                         436,380,198.95
Redraws                                                 28,213,985.40

Principal Collections                                  442,603,811.87


TOTAL AVAILABLE PRINCIPAL IN AUD

Principal Collections                                  442,603,811.87
Principal Charge Offs                                            0.00
Principal Draw                                           6,299,365.25
Pay back of Principal Draws                              6,299,366.25
Total Available Principal                              442,603,810.87

Principal Distributed                                  442,603,810.87
Principal Retained                                               0.00


TOTAL AVAILABLE FUNDS IN AUD

Available Income                                        88,080,075.38
Principal Draw                                           6,299,366.25
Liquidity Draw                                                   0.00

Total Available Funds                                   94,379,441.63


REDRAW & LIQUIDITY FACILITIES IN AUD

Redraw Shortfall                                                 0.00
Redraw Carryover Charge Offs                                     0.00

                                                                    EXHIBIT 99.1

                      CRUSADE MANAGEMENT LIMITED (MANAGER)

                       OFFICER'S CERTIFICATE OF COMPLIANCE

     The undersigned officer of Crusade Management Limited, a company organized under the laws of New South Wales, Australia ("CML"), hereby certifies on behalf of CML and on his own behalf for purposes of the Crusade Global Trust No. 2 of 2001 Class A Mortgage Backed Floating Rate Notes (the "Notes"), as follows:

     1.    I am a duly appointed, qualified and acting Officer of CML,

     2.    I  am  duly   authorized  to  execute  and  deliver  this   Officer's
           Certificate on behalf of CML; and

     3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Crusade Global Trust No. 2 of 2001 issue of Notes for the period between October 1, 2001 and the end of the Manager's fiscal year on September 30, 2002.

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

               2. As of the date hereof, St.George Bank is the Servicer of Crusade Global Trust No. 2 of 2001.

               3. This Officer's Certificate is delivered pursuant to the Agreement.

               4.   A  review  of the  activities  of the  Servicer  during  the calendar year ended September 30, 2002 and of its performance under the pooling and servicing agreement or similar agreements was made under my supervision.

               5. Based on such review, to my knowledge, the Servicer has fulfilled its obligations under the pooling and servicing agreement or similar agreements relating to the Trust (including the Master Trust Deed dated March 14, 1998, The Crusade Euro Trust Servicing Agreement dated March 19, 1998 and the Supplementary Terms Notice dated September 11, 2001) throughout such calendar year and, except as set forth in paragraph 6 below.

               6.   The  following  is  a  description   of  any  exceptions  to
                    paragraph  5  above:-  No  significant   deficiencies   were
                    detected.

         IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Servicer, has duly executed this Officer's Certificate this 25 day of March , 2003.

                                              ST.GEORGE BANK LIMITED.
                                              as Servicer


                                               By:   /S/ G. M. BARTLETT
                                                  ------------------------------
                                               Name:  G. M. Bartlett
                                               Title: Group Executive

                                                                    EXHIBIT 99.3

INDEPENDENT AUDITOR'S ANNUAL SERVICER COMPLIANCE CERTIFICATE
TO THE DIRECTORS OF CRUSADE MANAGEMENT LIMITED

SCOPE

We have reviewed St.George Bank Limited's (the "Servicer's") activities for the purpose of determining its compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice (collectively the "Documents"), attached as Appendix 1, in relation to the Crusade Global Trust No.2 of 2001 (the "Trust") for the year ended 30 September 2002, in accordance with the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated 21 February 2003, and our engagement letter dated 25 March 2003.

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

STATEMENT

Based on our review;


| | nothing has come to our attention to indicate that there has been any significant deficiencies in St.George Bank Limited's compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice, attached as Appendix 1, in respect of the Crusade Global Trust No.2 of 2001 (the "Trust") for the year ended 30 September 2002;

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

                                                                    EXHIBIT 99.4

                        CUSTODIAL SERVICERS AUDIT REPORT


                                      Our ref  20-F Sept 2002 No.2 of 2001 edgar
                                               version 25 Mar 2003.doc

                                      Contact  Kim McManus 9335-8639

Mr. Roger Desmarchelier
Executive Manager Securitisation
Crusade Management Limited
55 Market Street
Sydney NSW 2000


25 March 2003



Dear Roger


AGREED UPON PROCEDURES - CRUSADE GLOBAL TRUST NO. 2 OF 2001

St. George Custodial Pty Ltd required an audit to be performed in accordance with the Crusade Global Trust No. 2 of 2001 Custodian Agreement (`Custodian Agreement').

Our engagement was undertaken in accordance with the basic principles and general guidance set out in Australian Auditing Standard AUS 904 "Engagements to Perform Agreed-upon Procedures".

PROCEDURES

In accordance with the requirements set out in Schedule 1 of the Custodian Agreement, an audit of the custodial role with respect to the Relevant Documents for Crusade Global Trust No. 2 of 2001 was performed. The following procedures were undertaken to perform the audit:

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

This letter is solely for the information of the addressee in connection with the role of St. George Custodial Pty Ltd as custodian for Crusade Global Trust No. 2 of 2001. It is not to be used, circulated, quoted or otherwise referred to, in whole or in part for any other purpose without our written consent.

Yours sincerely

/S/  JOHN TEER

John Teer
Partner

                                                                    EXHIBIT 99.5

                      KPMG CONSENT TO PUBLISH AUDIT REPORT

                                      Our ref  20-F Sept 2002 No.2 of 2001 edgar
                                               version 25 Mar 2003.doc



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

YOURS FAITHFULLY

/S/ A. J. YATES

Andrew Yates
Partner

                                                                    EXHIBIT 99.6

    FINANCIAL REPORT OF THE TRUST FOR THE PERIOD ENDING SEPTEMBER 30, 2002.




                        CRUSADE GLOBAL TRUST NO.2 OF 2001
                                FINANCIAL REPORT
                      FOR THE YEAR ENDED 30 SEPTEMBER 2002
                               ABN 17 101 375 294

CRUSADE GLOBAL TRUST NO.2 OF 2001
MANAGER'S REPORT
FOR THE YEAR ENDED 30 SEPTEMBER 2002


The Manager has prepared the Financial Report at the direction of the Trustee who is responsible for the Financial Report.


PRINCIPAL ACTIVITIES

THE TRUST IS A SPECIAL PURPOSE VEHICLE THAT HOLDS A PORTFOLIO OF LOANS SECURED BY MORTGAGE AND HAS ISSUED MORTGAGE BACKED BONDS. THE TRUST HAS ALSO ENTERED INTO INTEREST RATE SWAP AGREEMENTS TO MANAGE ITS EXPOSURE TO INTEREST RATE RISK.

REVIEW OF OPERATIONS

The distributions paid/payable to the beneficiary of the Trust for the year ended 30 September 2002 were $9,676,770 (2001: $349,153).

STATE OF AFFAIRS

In the opinion of the Manager there were no significant changes on the state of affairs of the Trust during the financial year.

FOR AND BEHALF OF THE MANAGER

/S/ G. M. BARTLETT
Director

Crusade Management Limited

November 25, 2002

CRUSADE GLOBAL TRUST NO.2 OF 2001
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 SEPTEMBER 2002


                                                              ---------------- -----------------
                                                                   2002          5 SEPTEMBER
                                                      NOTE                        2001 TO 30
                                                                                SEPTEMBER 2001

                                                                      $               $
                                                              ---------------- -----------------
Revenue from ordinary activities
    Interest income                                     2          84,471,369         4,846,739
    Fees                                                2           1,925,865            77,037
    Other income                                                      554,109                 -

                                                              ---------------- -----------------
                                                                   86,951,343         4,923,776
Expenses from ordinary activities
    Interest expense                                    2          69,361,533         4,013,308
    Custodian fees                                      10            206,200            15,812
    Servicing fees                                      10          5,498,665           421,645
    Manager fees                                        10          1,207,494            94,870
    Trustee fees                                        10            402,071            28,988
    Other expenses                                                    598,610                 -

                                                              ---------------- -----------------
                                                                   77,274,573         4,574,623

                                                              ---------------- -----------------
RESULT FROM ORDINARY ACTIVITIES (EXCESS INCOME)                     9,676,770           349,153
                                                              ================ =================






THE STATEMENT OF FINANCIAL PERFORMANCE SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 12.

CRUSADE GLOBAL TRUST NO.2 OF 2001
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2002

                                           ---------------- -----------------
                                                2002              2001
                                 NOTE             $                $
                                           ---------------- -----------------
ASSETS

    Cash and liquid assets        3             37,462,397        33,481,016
    Receivables                   4              3,145,485       129,181,899
    Investments                   5          1,068,125,346     1,514,536,841

                                           ---------------- -----------------
TOTAL ASSETS                                 1,108,733,228     1,677,199,756
                                           ---------------- -----------------

LIABILITIES

    Accounts payable              6             30,972,198        12,708,637
    Mortgage backed bonds                    1,077,761,020     1,664,491,109

                                           ---------------- -----------------
TOTAL LIABILITIES                            1,108,733,218     1,677,199,746

                                           ---------------- -----------------
NET ASSETS                                              10                10
                                           ================ =================

UNITHOLDER'S FUNDS

    Unit on issue                 7                     10                10

                                           ---------------- -----------------
TOTAL UNITHOLDER'S FUNDS                                10                10
                                           ================ =================




THE STATEMENT OF FINANCIAL POSITION SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 12.

CRUSADE GLOBAL TRUST NO.2 OF 2001
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

                                                                            ------------------ ------------------
                                                                                  2002         5 SEPTEMBER 2001
                                                                  NOTE                          TO 30 SEPTEMBER
                                                                                                     2001
                                                                                   $                   $
                                                                            ------------------ ------------------
CASH FLOWS FROM OPERATING ACTIVITIES

    Interest received                                                              85,152,453          1,150,525
    Fees received                                                                   1,925,865             77,038
    Interest paid                                                                (71,613,018)                  -
    Expenses paid                                                                 (7,570,644)                  -
    Distributions paid                                                            (2,899,427)                  -

                                                                            ------------------ ------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         (b)               4,995,229          1,227,563
                                                                            ------------------ ------------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Purchase of Loans                                                                       -    (1,542,522,862)
    Proceeds from Loan Repayments                                                 445,857,386         27,986,021

                                                                            ------------------ ------------------
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES                               445,857,386    (1,514,536,841)
                                                                            ------------------ ------------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Proceeds from loan from St.George Bank Limited                                          -          7,784,860
    Repayments of loan from St.George Bank Limited                                (4,267,422)                  -
    Proceeds from Issue of Unit                                                             -                 10
    Proceeds from issue of Mortgage backed bonds                                            -      1,539,005,424
    Repayments of Mortgage backed bonds                                         (442,603,812)                  -

                                                                            ------------------ ------------------
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                             (446,871,234)      1,546,790,294
                                                                            ------------------ ------------------

                                                                            ------------------ ------------------
NET INCREASE IN CASH HELD                                                           3,981,381         33,481,016
                                                                            ------------------ ------------------

CASH AT THE BEGINNING OF THE YEAR                                                  33,481,016                  -

                                                                            ------------------ ------------------
CASH AT THE END OF THE YEAR                                       (a)              37,462,397         33,481,016
                                                                            ================== ==================




THE STATEMENT OF CASH FLOWS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES TO THE STATEMENT OF CASH FLOWS ON PAGE 5 AND THE NOTES TO THE FINANCIAL STATEMENTS ON PAGES 6 TO 12.

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

                                                                    ------------------ ----------------------
                                                                          2002          5 SEPTEMBER 2001 TO
                                                                                         30 SEPTEMBER 2001
                                                                           $                    $
                                                                    ------------------ ----------------------
(a)   RECONCILIATION OF CASH

      Cash as at the end of the year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

      Cash and liquid assets                                               37,462,397             33,481,016

                                                                    ------------------ ----------------------
      TOTAL CASH                                                           37,462,397             33,481,016
                                                                    ================== ======================

(b)   RECONCILIATION  UNDISTRIBUTED INCOME TO NET CASH
      PROVIDED BY OPERATING ACTIVITIES

      Undistributed income                                                          -                      -

      Increase in:

        Accounts payable                                                    4,444,500              4,923,777
        (Increase)/decrease in:
           Interest Receivables                                               681,084             (3,696,214)
           GST Receivable                                                    (130,355)                     -

                                                                    ------------------ ----------------------
      Net cash provided by operating activities                             4,995,229              1,227,563
                                                                    ================== ======================

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of this financial report are:

a)    BASIS OF PREPARATION

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board so far as they relate to the Crusade Global Trust No. 2 of 2001 ("the Trust") and the provisions of the Trust Deed.

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

d)    CASH AND LIQUID ASSETS

INCLUDED IN CASH AND LIQUID ASSETS ARE BANK BILLS. THE BANK BILLS ARE SHOWN AT COST PLUS AMORTISED DISCOUNT.

e)    RECEIVABLES

Receivables are carried at nominal amounts less any provision for doubtful debts. Interest due on loans and deposits at bank are settled within 30 days.

f)    INVESTMENTS

Investments are purchased with the intention of being held to maturity. The investments are recorded at the recoverable amount represented by the gross loan balance adjusted by any specific provision for doubtful debts.

g)    MORTGAGE BACKED BONDS

Mortgage backed bonds are represented in the financial report at the balance outstanding. Principal repayments are made quarterly, the Mortgage backed bonds mature on 20 June 2032.

h)    CASH FLOWS

For the purpose of the preparation of the Statement of Cash Flows, cash includes cash on hand and at bank, bank deposits at call, current accounts with related entities and is presented net of outstanding bank overdrafts.

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i)    COMPARATIVE DATA

THE TRUST WAS CONSTITUTED ON 5 SEPTEMBER 2001, CONSEQUENTLY ANY COMPARATIVE DATA RELATES TO THE PERIOD 5 SEPTEMBER 2001 TO 30 SEPTEMBER 2001.

j)    PREMIUM/DISCOUNT

Premiums and discounts on loans secured by mortgage are taken to the Statement of Financial Performance in the period in which the loan discharges and recognised as profit or loss on discharges.


                                                                                  -------------- ---------------
                                                                                      2002         5 SEPTEMBER
                                                                                                     2001 TO
                                                                                                   30 SEPTEMBER
                                                                                                       2001
                                                                                        $               $
                                                                                  -------------- ---------------
2.    RESULT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

Result from ordinary activities before income tax includes the following items:

REVENUE

Interest income

   - other party                                                                     84,471,369       4,846,739
Fee income                                                                            1,925,865          77,037
                                                                                  ============== ===============

EXPENSE

Interest expense

   - related party                                                                    2,050,276         308,498
   - other party                                                                     67,311,257       3,704,810
                                                                                  ============== ===============

                                                                                  -------------- ---------------
                                                                                      2002            2001
                                                                                        $              $
                                                                                  -------------- ---------------
3.    CASH AND LIQUID ASSETS

Cash at bank                                                                          1,383,027       5,101,581
Bank Bills                                                                           27,778,080               -
Collection A/C  - ANZ Bank                                                            8,301,290      28,379,435
                                                                                  -------------- ---------------
                                                                                     37,462,397      33,481,016
                                                                                  ============== ===============

MATURITY ANALYSIS

At Call                                                                               9,684,317      33,481,016
Less than 3 months                                                                   27,778,080               -
                                                                                  -------------- ---------------
                                                                                     37,462,397      33,481,016
                                                                                  ============== ===============



CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002

                                                                                     ----------------- ----------------
                                                                                           2002             2001
                                                                                            $                 $
                                                                                     ----------------- ----------------
4.    RECEIVABLES

Accrued Interest:

   - Bank deposits                                                                            364,996           38,994
   - Loans secured by mortgage                                                              2,650,134        3,657,220
Currency swap receivable                                                                            -      125,485,685
GST receivable                                                                                130,355                -

                                                                                     ----------------- ----------------
                                                                                            3,145,485      129,181,899
                                                                                     ================= ================

5.    INVESTMENTS

Loans secured by mortgage                                                               1,065,162,017    1,511,019,403
Premium on loans secured by mortgage                                                        2,963,329        3,517,438

                                                                                     ----------------- ----------------
                                                                                        1,068,125,346    1,514,536,841

                                                                                     ================= ================

MATURITY ANALYSIS

within 1 year                                                                              48,935,392      183,663,939
between 1 and 5 years                                                                     141,378,471      486,934,080
greater than 5 years                                                                      877,811,483      843,938,822

                                                                                     ----------------- ----------------
                                                                                        1,068,125,346    1,514,536,841
                                                                                     ================= ================

6.    ACCOUNTS PAYABLE

Accrued expenses                                                                              479,958          561,316
Distributions payable                                                                       7,126,496          349,153
Interest payable - Mortgage backed bonds                                                      698,784        2,970,980
                          - Swaps                                                           1,063,039        1,042,328
Amount payable - St.George Bank Limited                                                     2,963,329        7,784,860
Currency swap payable                                                                      18,640,592                -

                                                                                     ----------------- ----------------
                                                                                           30,972,198       12,708,637
                                                                                     ================= ================

7.    TRUST UNITS

In accordance with clauses 3.1(b) and 3.2(a)(ii) of the Trust Deed, one unit was issued by the Trustee to the Manager in exchange for $10 to

create the Trust.                                                                                  10               10
                                                                                     ================= ================

8.    UNDISTRIBUTED INCOME

Undistributed income at the beginning of the financial year                                         -                -

Plus: Result from ordinary activities (excess income)                                       9,676,770          349,153

Less: Distributions paid during the year                                                    2,899,427                -
      Increase in Distributions payable                                                     6,777,343          349,153
                                                                                     ----------------- ----------------
                                                                                            9,676,770          349,153
                                                                                     ----------------- ----------------
Undistributed income at the end of the financial year                                               -                -
                                                                                     ================= ================

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002



9.    SUPPORT FACILITIES

In accordance with Clause 8 of the Information Memorandum, the Trust had the following support facilities during the year.

a)    MORTGAGE INSURANCE POLICY

The Trustee has been insured against losses in respect of the Purchased Mortgages with St.George Insurance Pte Ltd, PMI Mortgage Insurance Ltd, GE Mortgage Insurance Pty Ltd and the Commonwealth of Australia.

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

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002



10.   RELATED PARTY INFORMATION

a)    RELATED ENTITIES

The Manager is Crusade Management Limited, a company incorporated in Australia. The Trustee is Perpetual Trustees Consolidated Limited.
The Custodian is St.George Custodial Services Pty Limited.

b)    TRANSACTIONS WITH RELATED ENTITIES

The following tables outline related party transactions during the relevant period.

                 ST.GEORGE   ST.GEORGE     CRUSADE       CRUSADE      PERPETUAL     PERPETUAL    ST.GEORGE   ST.GEORGE
                   BANK     BANK LIMITED  MANAGEMENT   MANAGEMENT      TRUSTEES     TRUSTEES     CUSTODIAL   CUSTODIAL
                  LIMITED                    LTD           LTD       CONSOLIDATED CONSOLIDATED  PTY LIMITED PTY LIMITED
                                                                         LTD           LTD
                ----------- ------------ ------------ ------------- ------------- ------------- ----------- -----------
                   2002         2001         2002         2001          2002          2001         2002        2001

--------------- ----------- ------------ ------------ ------------- ------------- ------------- ----------- -----------
 Manager fee(1)          -            -    1,207,494        94,870             -             -           -           -
 Trustee fee(2)          -            -            -             -       402,071        28,988           -           -
 Servicing       5,498,665      421,645            -             -             -             -           -           -
 fee(3)

 Custodian               -            -            -             -             -             -     206,200      15,812
 fee(4)

 Basis Swap      2,050,276      308,498            -             -             -             -           -           -
 interest(5)

 Redraw             24,972            -            -             -             -             -           -           -
 facility fee(6)


10. RELATED PARTY INFORMATION (CONTINUED)

1 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.09%pa payable quarterly in arrears.

2 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.0275 %pa payable quarterly in arrears.

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

6 The Trust has maintained a Redraw Facility with St.George Bank Limited (refer Note 9).

7 The Trust received part forgiveness for the loan owing to St.George Bank Limited - 2002: $554,109 (2001: $13,945).

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002



11.      ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a)      INTEREST RATE RISK

The Trust's exposure to interest rate risk and the effective interest rates of the financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

AS AT 30 SEPTEMBER 2002
------------------------------- -------------- -------------------------------- ------------- --------------- --------------
                                  FLOATING      FIXED INTEREST RATE MATURING        NON                         WEIGHTED
                                INTEREST RATE                IN:                  INTEREST        TOTAL       AVERAGE RATE
                                                                                  BEARING
                                               --------------------------------
                                                 More Than         Less Than
                                                   1 YEAR           1 YEAR
                                      $              $                $              $              $               %
------------------------------- -------------- --------------- ---------------- ------------- --------------- --------------
FINANCIAL ASSETS
   Cash & liquid assets             8,301,290      27,778,080                -     1,383,027      37,462,397           4.66
   Receivables                              -               -                -     3,145,485       3,145,485              -
   Investments                    876,916,358      48,720,174      139,525,485             -   1,065,162,017           6.50
   Premium                                  -               -                -     2,963,329       2,963,329              -
------------------------------- -------------- --------------- ---------------- ------------- --------------- --------------
Total                             885,217,648      76,498,254      139,525,485     7,491,841   1,108,733,228
------------------------------- -------------- --------------- ---------------- ------------- --------------- --------------
FINANCIAL LIABILITIES
   Accounts payable                         -               -                -    30,972,198      30,972,198              -
   Mortgage backed bonds                    -   1,077,761,020                -             -   1,077,761,020           2.12
------------------------------- -------------- --------------- ---------------- ------------- --------------- --------------
Total                                       -   1,077,761,020                -    30,972,198   1,108,733,218
------------------------------- -------------- --------------- ---------------- ------------- --------------- --------------
INTEREST RATE SWAP              (885,695,961)   1,026,618,362    (140,922,401)
============================================================================================================================


AS AT 30 SEPTEMBER 2001

------------------------------- -------------- -------------------------------- ------------- --------------- --------------
                                  FLOATING      FIXED INTEREST RATE MATURING        NON
                                INTEREST RATE                IN:                  INTEREST                      WEIGHTED
                                                                                  BEARING         TOTAL       AVERAGE RATE
                                               --------------------------------
                                                 More Than         Less Than
                                                   1 YEAR           1 YEAR
                                      $               $               $              $              $               %
------------------------------- -------------- ---------------- --------------- ------------- --------------- --------------
FINANCIAL ASSETS
   Cash & liquid assets            28,379,435                                      5,101,581      33,481,016           3.98
   Receivables                              -                                    129,181,899     129,181,899              -
   Investments                  1,175,747,279      144,396,543     190,875,581             -   1,511,019,403           6.29
   Premium                                  -                -               -     3,517,438       3,517,438              -
------------------------------- -------------- ---------------- --------------- ------------- --------------- --------------
Total                           1,204,126,714      144,396,543     190,875,581   137,800,918   1,677,199,756
------------------------------- -------------- ---------------- --------------- ------------- --------------- --------------
FINANCIAL LIABILITIES
   Accounts payable                         -                -               -    12,708,637      12,708,637              -
   Mortgage backed bonds                    -    1,664,491,109               -             -   1,664,491,109           3.57
------------------------------- -------------- ---------------- --------------- ------------- --------------- --------------
Total                                       -    1,664,491,109               -    12,708,637   1,677,199,746
------------------------------- -------------- ---------------- --------------- ------------- --------------- --------------
INTEREST RATE SWAP              (1,192,005,411)  1,385,520,403   (193,514,992)
============================================================================================================================

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2002


11.    ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

(b)    NET FAIR VALUES

All carrying amounts for financial assets and liabilities approximate their fair value.

(c)    CREDIT RISK EXPOSURES

The Trust's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the Statement of Financial Position. The servicer of the Trust, St.George Bank Limited, manages the credit risk on loans through embedded controls within its lending division.

A potential loss to the Trust may occur as a result of non-performance by a counterparty. The Trust's exposure to counter party risk is therefore limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

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

CRUSADE GLOBAL TRUST NO.2 OF 2001
MANAGER'S STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2002


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

Signed:  /S/  G. M. BARTLETT


Crusade Management Limited

Sydney

Date:
November 25, 2003

SCOPE

We have audited the financial statements of Crusade Global Trust No.2 of 2001 for the year ended 30 September 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, the manager's statement and the accompanying notes set out on pages 2 to 13. The manager has prepared the financial statements at the direction of the trustee who is responsible for the financial statements. We have conducted an independent audit of these financial statements in order to express an opinion on them to the unitholders.

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

AUDIT OPINION

In our opinion, the financial statements of Crusade Global Trust No.2 of 2001 for the year ended 30 September 2002 are properly drawn up:

(a) so as to give a true and fair view of the Trust's state of affairs at 30 September 2002 and its results and cash flows for the period ended on that date;

(b) in accordance with applicable Accounting Standards and other mandatory professional reporting requirements; and

(c)  in accordance with the provisions of the Trust Deed.

KPMG

/S/ A .J. YATES

A. J  Yates
Partner
45 Clarence Street,
Sydney, NSW 2000
November 25, 2002