Form 20-F
period 2003-09-30
CRUSADE MANAGEMENT LTD
filed 2004-03-26
CIK 1092858

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

For the period from October 1, 2002 to September 30, 2003.
Commission file number 333-84977

                           CRUSADE MANAGEMENT LIMITED
      In its capacity as Manager of the Crusade Global Trust No. 1 of 1999
                    Australian Business Number 65 766 913 410
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$994,000,000 Class A Mortgage Backed Floating Rate Notes due 2030
(the "Notes")

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

4.  Information on the Company                      Property

5.  Operation and Financial Review and              Not Applicable
    Prospects

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

11. Quantitative and Qualitative Disclosures        Market Risk
    about Market Risk

12. Description of Securities Other than Equity     Not applicable
    Securities

PART II

13. Defaults, Dividend Arrearages and               Defaults and Delinquencies
    Delinquencies

14. Material Modifications to Rights of Security    Material Modifications to
    Holders and Use of Proceeds                     Rights of Security Holders

15. Controls and Procedures                         Not applicable

16. [RESERVED]

PART III

17. Financial Statements                            Not applicable

18. Financial Statements                            Not applicable

19. (a) Financial Statements                        Periodic Filings on Form 6K
                                                    incorporated by reference

    (b) Exhibits                                    Exhibits

TABLE OF CONTENTS

PART I

Incorporation of Certain Documents by Reference................................1

Item 3:  Selected Financial Information........................................1

Item 4:  Property..............................................................2

Item 7:  Major Shareholders and Interest of Management and Related
         Parties in Transactions...............................................3

Item 9:  Markets...............................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes......3

Item 11: Market Risks.........................................................11


PART II

Item 13: Defaults and Delinquencies...........................................12

Item 14: Material Modification to Rights of Security Holders..................12


PART III

Item 19: Financial Statements and Exhibits....................................13


EXHIBITS

Exhibit 13.1:   Noteholders Report for the November 15, 2002 payment date
Exhibit 13.2:   Noteholders Report for the February 18, 2003 payment date
Exhibit 13.3:   Noteholders Report for the May 15, 2003 payment date
Exhibit 13.4:   Noteholders Report for the August 15, 2003 payment date
Exhibit 13.5:   Aggregate Totals for Fiscal Year
Exhibit 13.6: Notification of Amendment Deed Supplementary Terms Notice dated September 26, 2003
Exhibit 31:     Section 302 Certificate
Exhibit 99.1:   The Manager Officer's Certificate of Compliance
Exhibit 99.2:   The Servicer Officer's Certificate of Compliance
Exhibit 99.3:   Independent Auditors Annual Servicer's Compliance Certificate
Exhibit 99.4:   Custodial Services Audit Report
Exhibit 99.5:   KPMG Consent to Publish Audit Report

                                    PART I

      This Annual Report on Form 20-F relates to the Crusade Global Trust No. 1 of 1999 (the "Trust") and the Class A-1 (now paid out) and Class A-2 Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of September 17, 1999 (the "Note Trust Deed"), between AXA Trustees Limited, as issuer trustee (the "Issuer Trustee"); Crusade Management Limited (the "Manager"), as Manager; and Bankers Trust Company, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus Supplement relating to the Notes.

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

        o     Noteholders Report for the November 15, 2002 Payment date

        o     Noteholders  Report for the February  18, 2003 Payment date

        o     Noteholders  Report for the May 15, 2003 Payment date

        o     Noteholders Report for the August 15, 2003 Payment date

The Manager also attaches hereto, as Exhibit 13.5,Exhibit 13.6 and Exhibit 99.4 respectively, the following documents:-

        o     Aggregate Totals for Fiscal Year;

        o Notification of Amendment Deed Supplementary Terms Notice dated September 26, 2003; and

        o     Custodial Audit Report by KPMG.


Currency Exchange
-----------------

      A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 22, 2004 was US$0.7548=A$1.00.

Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. The Trustee has entered into a currency swap with the Currency Swap Provider, Deutsche Bank AG, New York Branch, to hedge its foreign currency exposure.


ITEM 4.  PROPERTY

      The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibits 13.1 through 13.4 and the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.5.

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


ITEM 10.  EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES

EXCHANGE CONTROLS

      The specific prior approval of the Reserve Bank of Australia or the Minister for Foreign Affairs of the Commonwealth of Australia must be obtained for certain transactions involving or connected with individuals or entities listed in the relevant Commonwealth Government Gazette as persons or entities identified with terrorism or to which financial sanctions apply, including:

          o    certain Yugoslav entities or individuals; and

          o    the  Government of Zimbabwe,  any public  authority or controlled
               entity  of  the   Government   of  Zimbabwe  and  certain   other
               individuals identified by the Reserve Bank of Australia.

      Any person holding financial or other assets of persons or entities listed as terrorists by the Minister for Foreign Affairs in the Commonwealth Gazette is prohibited from using or dealing with those assets. It is a criminal offence to make assets available to such persons. The persons or entities listed as terrorists under the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 and the

Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 include:

          o the Taliban (also know as the Islamic Emirate of Afghanistan) or any undertaking owned or controlled, directly or indirectly, by the Taliban;

          o Osama bin Laden, the Al-Qaeda organisation and certain other individuals identified by the Reserve Bank of Australia as being linked to terrorism;

          o    Jemiah Islamiah; and

          o the previous Government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families.

      Any funds transferred from Australia or to non-Australian residents may be subject to withholding taxes in relation to remittances of dividends, to the extent they are unfranked, and interest payments.


TAXATION

Certain Australian Tax Matters
------------------------------

      The following statements with respect to Australian taxation are only general summaries and are based on advice received by the Manager. Purchasers of Notes should consult their own tax advisers concerning the consequences, in their particular circumstances, under Australian tax laws, and the laws of any other taxing jurisdiction, of the ownership of or any dealing in the Notes.


Payments of Principal, Premiums and Interest
--------------------------------------------

      Under current Australian tax law, non-resident holders of Notes are not subject to Australian income tax on payments of interest or amounts in the nature of interest unless those securities are held as part of a business carried on at or through a permanent establishment in Australia. However, interest or amounts in the nature of interest paid to such non-residents may be subject to interest withholding tax, which is currently imposed at the rate of 10%. A premium on redemption, if any, would generally be treated as an amount in the nature of interest for this purpose.

      Pursuant to section 128F of the Income Tax Assessment Act 1936 of the Commonwealth of Australia (the "1936 Act"), an exemption from Australian interest withholding tax is available where the following prescribed conditions are met.

      These conditions are:

      o the issuer trustee is a company that is a resident of Australia, or a non-resident carrying on business at or through a permanent establishment in Australia, when it issues the Notes and when interest, as defined in section 128A(1AB) of the 1936 Act, is paid; and

      o the Notes were issued in a manner which satisfied the public offer test as prescribed under section 128F of the 1936 Act or which satisfied the definition of a global bond under subsection 128F(10) of the 1936 Act.

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


Profit on Sale
--------------

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


Goods and Services Tax
----------------------

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


Consolidation
-------------

      The `head company' of a consolidatable tax group may elect for the group to consolidate from July 1, 2002 and be taxed as a single entity so that transactions between members of the consolidated group are ignored for tax purposes. Making an election to consolidate is optional. However, the existing tax concessions for transactions between members of the same wholly owned group, including loss transfers and asset roll-overs, ceased to be available from July 1, 2003 (or, for consolidated tax groups with a `head company' with a substituted accounting period, from the start of the company's tax year commencing after July 1, 2003 provided that the company elects to consolidate from the beginning of that tax year).

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

      On September 26, 2003 the Trustee and the Manager, and other relevant parties, executed an Amendment Deed Supplementary Terms Notice under which the parties acknowledged that the Manager's interest in the Trust as the sole beneficiary of the Trust would, from that date, be represented by a Residual Income Unit and a Residual Capital Unit. The holder of the Residual Capital Unit has no right to receive distributions in respect of the Trust other than to receive an amount of A$10 upon the termination of the Trust. Subsequent to the execution of the Amendment Deed Supplementary Terms Notice, and prior to September 30, 2003 the Residual Capital Unit was transferred by the Manager to an entity which is not related to any consolidatable group of which the Residual Income Beneficiary may be a member. Therefore, the Trust will not qualify as a wholly owned subsidiary of a head company as all of the units in the Trust are not owned, directly or indirectly, by a single holding company. Accordingly, the joint and several liability rule will not apply to the Trust and will not affect the tax neutral status of the Trust. A Form 6-K filed on October 8, 2003 with the Securities and Exchange Commission which describes the amendments made by the abovementioned Amendment Deed Supplementary Terms Notice is attached hereto as Exhibit 13.6.


Thin Capitalisation
-------------------

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

      In any event, a complete exemption from the thin capitalisation rules now exists for any special purpose entity (including a trust) that meets all of the following conditions:

      o The entity is established for the purpose of managing some or all of the economic risk associated with assets, liabilities or investments (whether the entity assumes the risk from another entity or creates the risk itself).

      o     At least 50% of the entity's assets are funded by debt.

      o     The  entity  is  an   insolvency-remote,   special  purpose  entity,
            according to the criteria of an internationally recognised rating agency that are applicable to the entity's circumstances.

      The Trust has been established for the purpose of securitising the mortgage loans and, as such, was established for the purpose of managing the economic risk associated with those mortgage loans in accordance with the first requirement. As the mortgage loans are funded wholly by the Notes the second requirement is also satisfied with respect to the Trust. Finally, the Trust should also satisfy the third requirement as it was established as an insolvency-remote special purpose entity according to the criteria published by Standard & Poor's and Moodys. Therefore, the Trust should meet all the conditions of this exemption from the thin capitalisation rules.

      Even if the rules did apply to the Trust, on the basis that the beneficiary of the Trust is presently entitled to the income of the Trust, any resultant tax liability will be met by the beneficiary and, therefore, should not adversely affect the ability of the Issuer Trustee to pay principal and interest on the Notes.


Debt/Equity Rules
-----------------

      The Debt/Equity rules, applicable generally from July 1, 2001, under which debt can be recharacterized as equity for tax purposes should not affect the tax deductibility of interest on the Notes.


Tax Reform Proposals - Taxation of Trusts as Companies
------------------------------------------------------

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


ITEM 11.  MARKET RISKS

Currency Exchange Control Risk
------------------------------

Interest and principal payments to holders of the Notes are paid in United States dollars ("U.S. dollars"). However payments on the mortgage loans (the "Collections") are received by the Issuer Trustee, in Australian dollars, in Australia. Pursuant to a swap agreement ("Currency Swap") the Issuer Trustee is required to pay a portion of the Collections to the swap provider (the "Currency Swap Provider") who in turn pays ("Swap Currency Exchange"), at the direction of the Issuer Trustee, U.S. dollars to the holders of the Notes. It is possible that in the future, Australia may impose exchange controls that affect the availability of Australian dollar payments for making payments under the Currency Swaps. The holders of the Notes will bear the risk of the imposition of foreign exchange controls by the Australian government that impact upon the Issuer Trustee's ability to exchange the Collections for U.S. dollars.

The Issuer Trustee has no control over such risk, which will generally be affected by economic and political events in Australia. If the Issuer Trustee does not pay some or all of the amount in Australian dollars which it is required to pay the Currency Swap Provider under the Currency Swap, the Currency Swap Provider is only required to pay the U.S. dollar equivalent of the amounts it actually receives. In such event, it is unlikely that the Trust would have sufficient U.S. dollars to make the payments due on the Notes.

Currency Exchange Risk
----------------------

Interest and principal on the Notes is payable in U.S. dollars and the Trust's primary source for funding its payments on the Notes is its Collections on the mortgage loans, which will be sourced in Australian dollars. If the Currency Swap Provider was to fail to perform under the Currency Swap or was to be discharged from such performance because of a default thereunder by the Trust, the Trust might have to exchange its Australian dollars for U.S. dollars at an exchange rate that is less favorable to the Trust than when the Currency Swap was entered into and might therefore not have sufficient U.S. dollars to make timely payments on the Notes, even though the delinquency and loss experience on the mortgage loans may be acceptable.


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

b.    Exhibits

      The following documents are filed as part of this Annual Report:

      1.    Exhibit 13.1:  Noteholders  Report for the November 15, 2002 Payment
            Date

      2.    Exhibit 13.2:  Noteholders  Report for the February 18, 2003 Payment
            Date

      3.    Exhibit 13.3: Noteholders Report for the May 15, 2003 Payment Date

      4.    Exhibit  13.4:  Noteholders  Report for the August 15, 2003  Payment
            Date

      5.    Exhibit 13.5: Aggregate Totals for the Fiscal Year

      6. Exhibit 13.6: Notification of Amendment Deed Supplementary Terms Notice dated September 26, 2003

      7.    Exhibit 31: Section 302 Certificate

      8.    Exhibit 99.1: The Manager Officer's Certificate of Compliance

      9.    Exhibit 99.2: The Servicer Officer's Certificate of Compliance

      10. Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate

      11.   Exhibit 99.4: Custodial Services Audit Report

      12.   Exhibit 99.5: KPMG Consent to Publish Audit Report

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CRUSADE MANAGEMENT LIMITED


                                    /s/ G.M. Bartlett
                                    -------------------------------
                                    Name:  G.M. Bartlett
                                    Title: Director

Date: March 25, 2004

                                INDEX TO EXHIBITS


EXHIBIT NO.             DOCUMENT DESCRIPTION
-----------             --------------------

  13.1:     Noteholders Report for the November 15, 2002 Payment Date

  13.2:     Noteholders Report for the February 18, 2003 Payment Date

  13.3:     Noteholders Report for the May 15, 2003 Payment Date

  13.4:     Noteholders Report for the August 15, 2003 Payment Date

  13.5:     Aggregate Totals for the Fiscal Year

  13.6: Notification of Amendment Deed Supplementary Terms Notice dated September 26, 2003

  31:       Section 302 Certificate

  99.1:     The Manager Officer's Certificate of Compliance

  99.2      The Servicer Officer's Certificate of Compliance

  99.3      Independent Auditors Annual Servicer's Compliance Certificate

  99.4      Custodial Services Audit Report

  99.5      KPMG Consent to Publish Audit Report