Form 20-F
period 2003-09-30
CRUSADE MANAGEMENT LTD
filed 2004-03-26
CIK 1092858

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

                           CRUSADE MANAGEMENT LIMITED
      In its capacity as Manager of the Crusade Global Trust No. 1 of 2001
                    Australian Business Number 64 878 644 611
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$813,100,000 Class A Mortgage Backed Floating Rate Notes due 2032
(the "Notes")

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

Item 4: Property........................................................................................................2

Item 7: Major Shareholders and Interest of Management and Related Parties in Transactions...............................3

Item 9: Markets.........................................................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes...............................................3

Item 11: Market Risks..................................................................................................12


PART II

Item 13: Defaults and Delinquencies....................................................................................13

Item 14 Material Modification to Rights of Security Holders............................................................13


PART III

Item 19: Financial Statements and Exhibits.............................................................................14



EXHIBITS

Exhibit 13.1:  Noteholders Report for the October 21, 2002 payment date
Exhibit 13.2:  Noteholders Report for the January 21, 2003 payment date
Exhibit 13.3:  Noteholders Report for the April 22, 2003 payment date
Exhibit 13.4:  Noteholders Report for the July 21, 2003 payment date
Exhibit 13.5:  Aggregate Totals for Fiscal Year
Exhibit 13.6:  Notification of Amendment Deed Supplementary Terms Notice dated September 26, 2003
Exhibit 31:    Section 302 Certificate
Exhibit 99.1:  The Manager Officer's Certificate of Compliance
Exhibit 99.2:  The Servicer Officer's Certificate of Compliance
Exhibit 99.3:  Independent Auditors Annual Servicer's Compliance Certificate
Exhibit 99.4:  Custodial Services Audit Report
Exhibit 99.5:  KPMG Consent to Publish Audit Report

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

         o     Noteholders Report for the October 21, 2002 Payment date
         o     Noteholders Report for the January 21, 2003 Payment date
         o     Noteholders Report for the April 22, 2003 Payment date
         o     Noteholders Report for the July 21, 2003 Payment date

The Manager also attaches hereto, as Exhibit 13.5, 13.6 and Exhibit 99.4 respectively, the following documents: -

         o     Aggregate Totals for Fiscal Year;
         o Notification of Amendment Deed Supplementary Terms Notice dated September 26, 2003; and
         o     Custodial Audit Report by KPMG.


Currency Exchange
-----------------

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 22, 2004 was US$
0.7548 = A$1.00.

         Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. The Trustee has entered into a currency swap with the Currency Swap Provider, Credit Suisse First Boston International, to hedge its foreign currency exposure.



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

Other Taxes
-----------

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

b.  Exhibits
    The following documents are filed as part of this Annual Report:


     1.  Exhibit 13.1:  Noteholders Report for the October 21, 2002 Payment Date
     2.  Exhibit 13.2:  Noteholders Report for the January 21, 2003 Payment Date
     3.  Exhibit 13.3:  Noteholders Report for the April 22, 2003 Payment Date
     4.  Exhibit 13.4:  Noteholders Report for the July 21, 2003 Payment Date
     5.  Exhibit 13.5:  Aggregate Totals for the Fiscal Year
     6.  Exhibit 13.6:  Notification of Amendment Deed Supplementary Terms
                           Notice dated September 26, 2003
     7.  Exhibit 31:    Section 302 Certificate
     8.  Exhibit 99.1:  The Manager Officer's Certificate of Compliance
     9.  Exhibit 99.2:  The Servicer Officer's Certificate of Compliance
     10. Exhibit 99.3:  Independent Auditors Annual Servicer's Compliance
                           Certificate
     11. Exhibit 99.4:  Custodial Services Audit Report
     12. Exhibit 99.5:  KPMG Consent to Publish Audit Report

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   CRUSADE MANAGEMENT LIMITED



                                                   /s/ G.M. Bartlett
                                                   -----------------------------
                                                   Name:  G.M. Bartlett
                                                   Title:  Director

Date: March 25, 2004

                                INDEX TO EXHIBITS


EXHIBIT NO.    DOCUMENT DESCRIPTION
-----------    --------------------

      13.1     Noteholders Report for the October 21, 2002 Payment Date
      13.2     Noteholders Report for the January 21, 2003 Payment Date
      13.3     Noteholders Report for the April 22, 2003 Payment Date
      13.4     Noteholders Report for the July 21, 2003 Payment Date
      13.5     Aggregate Totals for the Fiscal Year
      13.6     Notification of Amendment Deed Supplementary Terms Notice dated
                  September 26, 2003
      31       Section 302 Certificate
      99.1     The Manager Officer's Certificate of Compliance
      99.2     The Servicer Officer's Certificate of Compliance
      99.3     Independent Auditors Annual Servicer's Compliance Certificate
      99.4     Custodial Services Audit Report
      99.5     KPMG Consent to Publish Audit Report