Form 20-F
period 2003-09-30
CRUSADE MANAGEMENT LTD
filed 2004-03-26
CIK 1092858

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

                           CRUSADE MANAGEMENT LIMITED
      In its capacity as Manager of the Crusade Global Trust No. 2 of 2001
                    Australian Business Number 17 101 375 294
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$800,000,000   Class A Mortgage Backed Floating Rate Notes due 2032
(the "Notes")

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


PART I

Incorporation of Certain Documents by Reference.........................................................................1

Item 3: Selected Financial Information..................................................................................1

Item 4: Property........................................................................................................2

Item 7: Major Shareholders & Interest of Management and Related Parties in Transaction..................................3

Item 9: Markets.........................................................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes...............................................3

Item 11: Market Risks..................................................................................................11


PART II

Item 13: Defaults and Delinquencies....................................................................................12

Item 14 Material Modification to Rights of Security Holders............................................................12


PART III

Item 19: Financial Statements and Exhibits.............................................................................13


EXHIBITS

Exhibit 13.1: Noteholders Report for the December 20, 2002 payment date
Exhibit 13.2: Noteholders Report for the March 20, 2003 payment date
Exhibit 13.3: Noteholders Report for the June 20, 2003 payment date
Exhibit 13.4: Noteholders Report for the September 22, 2003 payment date
Exhibit 13.5: Aggregate Totals for Fiscal Year
Exhibit 13.6: Notification of Amendment Deed Supplementary Terms Notice dated September 26, 2003
Exhibit 31:   Section 302 Certificate
Exhibit 99.1: The Manager Officer's Certificate of Compliance
Exhibit 99.2: The Servicer Officer's Certificate of Compliance
Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate
Exhibit 99.4: Custodial Services Audit Report
Exhibit 99.5: KPMG Consent to Publish Audit Report

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

         o     Noteholders Report for the December 20, 2002 Payment date
         o     Noteholders Report for the March 20, 2003 Payment date
         o     Noteholders  Report for the June 20, 2003 Payment date
         o     Noteholders Report for the September 22, 2003 Payment date

The Manager also attaches hereto, as Exhibit 13.5, Exhibit 13.6 and Exhibit 99.4 respectively, the following documents: -

         o    Aggregate Totals for Fiscal Year;

         o Notification of Amendment Deed Supplementary Terms Notice dated September 26, 2003; and

         o    Custodial Audit Report by KPMG.


Currency Exchange
-----------------

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 22, 2004 was US$0.7548 = A$1.00.

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

b.  Exhibits

    The following documents are filed as part of this Annual Report:
    1.  Exhibit 13.1: Noteholders Report for the December 20, 2002 Payment Date
    2.  Exhibit 13.2: Noteholders Report for the March 20, 2003 Payment Date
    3.  Exhibit 13.3: Noteholders Report for the June 20, 2003 Payment Date
    4.  Exhibit 13.4: Noteholders Report for the September 22, 2003 Payment Date
    5.  Exhibit 13.5: Aggregate Totals for the Fiscal Year
    6.  Exhibit 13.6: Notification of Amendment Deed Supplementary Terms Notice
                        dated September 26, 2003
    7.  Exhibit 31: Section 302 Certificate
    8.  Exhibit 99.1: The Manager Officer's Certificate of Compliance
    9.  Exhibit 99.2: The Servicer Officer's Certificate of Compliance
    10. Exhibit 99.3: Independent Auditors Annual Servicer's Compliance
                         Certificate
    11. Exhibit 99.4: Custodial Services Audit Report
    12. Exhibit 99.5: KPMG Consent to Publish Audit Report

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



                                                      CRUSADE MANAGEMENT LIMITED


                                                      /s/ G.M. Bartlett

                                                      Name: G.M. Bartlett
                                                      Title: Director

Date: March 25, 2004

                                INDEX TO EXHIBITS


EXHIBIT NO.    DOCUMENT DESCRIPTION
-----------    --------------------

    13.1       Noteholders Report for the December 20, 2002 Payment Date

    13.2       Noteholders Report for the March 20, 2003 Payment Date

    13.3       Noteholders Report for the June 20, 2003 Payment Date

    13.4       Noteholders Report for the September 22, 2003 Payment Date

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