Form 20-F
period 2003-09-30
CRUSADE MANAGEMENT LTD
filed 2004-03-26
CIK 1092858

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

                           CRUSADE MANAGEMENT LIMITED
      In its capacity as Manager of the Crusade Global Trust No. 1 of 2002
                    Australian Business Number 34 911 462 036
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$880,000,000   Class A Mortgage Backed Floating Rate Notes due 2033
(the "Notes")

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

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes...............................................3

Item 11: Market Risks..................................................................................................12


PART II

Item 13: Defaults and Delinquencies....................................................................................13

Item 14: Material Modification to Rights of Security Holders...........................................................13


PART III

Item 19: Financial Statements and Exhibits.............................................................................14


EXHIBITS

Exhibit 13.1: Noteholders Report for the November 20, 2002 payment date

Exhibit 13.2: Noteholders Report for the February 20, 2003 payment date

Exhibit 13.3: Noteholders Report for the May 20, 2003 payment date

Exhibit 13.4: Noteholders Report for the August 20, 2003 payment date

Exhibit 13.5: Aggregate Totals for Fiscal Year

Exhibit 13.6: Notification of Amendment Deed Supplementary Terms Notice
              dated September 2003

Exhibit 31:   Section 302 Certificate

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

         o     Noteholders Report for the November 20, 2002 Payment date
         o     Noteholders Report for the February 20, 2003 Payment date
         o     Noteholders Report for the May 20, 2003 Payment date
         o     Noteholders Report for the August 20, 2003 Payment date

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

         Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. The Trustee has entered into a currency swap with the Currency Swap Provider, JPMorgan Chase Bank, to hedge its foreign currency exposure.


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


Consolidation
-------------

         The 'head company' of a consolidatable tax group may elect for the group to consolidate from July 1, 2002 and be taxed as a single entity so that transactions between members of the consolidated group are ignored for tax purposes. Making an election to consolidate is optional. However, the existing tax concessions for transactions between members of the same wholly owned group, including loss transfers and asset roll-overs, ceased to be available from July 1, 2003 (or, for consolidated tax groups with a 'head company' with a substituted accounting period, from the start of the company's tax year commencing after July 1, 2003 provided that the company elects to consolidate from the beginning of that tax year).

         A consolidatable tax group consists of a 'head company' and all of its wholly owned subsidiaries including trusts (provided that all members are 100% wholly owned by the head company). A consequence of the 'head company' making an election to consolidate is that all eligible members of a consolidatable tax group (including wholly owned trusts) will be included in the consolidated tax group. That is, it is not possible to elect to leave certain wholly owned entities outside the consolidated tax group.

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


b.  Exhibits

    The following documents are filed as part of this Annual Report:

     1. Exhibit 13.1: Noteholders Report for the November 20, 2002 payment date

     2. Exhibit 13.2: Noteholders Report for the February  20, 2003 payment date

     3. Exhibit 13.3: Noteholders Report for the May 20, 2003 payment date

     4. Exhibit 13.4: Noteholders Report for the August 20, 2003 payment date

     5. Exhibit 13.5: Aggregate Totals for Fiscal Year

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



                                                     CRUSADE MANAGEMENT LIMITED



                                                     /S/ G.M. BARTLETT
                                                     ---------------------------
                                                     Name:  G.M. Bartlett
                                                     Title: Director

Date: March 25, 2004

                                INDEX TO EXHIBITS


EXHIBIT NO.    DOCUMENT DESCRIPTION
-----------    --------------------

   13.1:       Noteholders Report for the November 20, 2002 Payment date

   13.2:       Noteholders Report for the February 20, 2003 Payment date

   13.3:       Noteholders Report for the May 20,2003 Payment date

   13.4:       Noteholders Report for the August 20, 2003 Payment date

   13.5:       Aggregate Totals for Fiscal Year

   13.6: Notification of Amendment Deed Supplementary Terms Notice dated September 26, 2003

   31:         Section 302 Certificate

   99.1:       The Manager Officer's Certificate of Compliance

   99.2:       The Servicer Officer's Certificate of Compliance

   99.3:       Independent Auditors Annual Servicer's Compliance Certificate

   99.4:       Custodial Services Audit Report

   99.5:       KPMG Consent to Publish Audit Report