Form 20-F
period 2003-09-30
CRUSADE MANAGEMENT LTD
filed 2004-03-26
CIK 1092858

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

For the period from March 6, 2003 to September 30, 2003.
Commission file number 333-102083

                           CRUSADE MANAGEMENT LIMITED
      In its capacity as Manager of the Crusade Global Trust No. 1 of 2003
                    Australian Business Number 91 538 573 354
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$1,050,000,000 Class A Mortgage Backed Floating Rate Notes due 2034 (the "Notes")

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

    (b) Exhibits                                    Exhibits

TABLE OF CONTENTS

PART I

Incorporation of Certain Documents by Reference................................1

Item 3: Selected Financial Information.........................................1

Item 4: Property...............................................................2

Item 7: Major Shareholders & Interest of Management and Related Parties in
        Transaction............................................................3

Item 9: Markets................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes......3

Item 11: Market Risks.........................................................11


PART II

Item 13: Defaults and Delinquencies...........................................12

Item 14 Material Modification to Rights of Security Holders...................12


PART III

Item 19: Financial Statements and Exhibits....................................12


EXHIBITS

Exhibit 13.1: Noteholders Report for the July 17, 2003 payment date

Exhibit 13.2: Aggregate Totals for Fiscal Year

Exhibit 31: Section 302 Certificate

Exhibit 99.1: The Officer's Certificate of Compliance of the Manager

Exhibit 99.2: The Officer's Certificate of Compliance of the Servicer

Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate

                                     PART 1

      This Report on Form 20-F relates to the Crusade Global Trust No. 1 of 2003 (the "Trust") and the Class A Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of March 6, 2003 (the "Note Trust Deed"), between Perpetual Trustees Consolidated Limited, as issuer trustee (the "Issuer Trustee"); Crusade Management Limited (the "Manager"), as Manager; and Wilmington Trust Company, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus Supplement relating to the Notes.

      This Report on Form 20-F is the first Report for the Crusade Global Trust No.1 of 2003 and reports on the period March 6, 2003 to September 30, 2003.

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


ITEM 3.       SELECTED FINANCIAL INFORMATION

      The Manager  globally  incorporates  by reference  and attaches  hereto as
Exhibit 13, pursuant to Rules 12b-23 promulgated under the Securities Exchange Act of 1934, the following quarterly Noteholder Report (the "Noteholder Reports"), filed on Form 6-K, which include all financial information relating to the Trust that is relevant to Noteholders.

o     Noteholders  Report for the July 17, 2003  Payment  date

The Manager also attaches hereto, as Exhibit 13.2 the following document:-

o     Aggregate Totals for Fiscal Year.


Currency Exchange

      A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 22, 2004 was US$0.7548 = A$1.00.

      Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. The Trustee has entered into a currency swap with the Currency Swap Provider, AIG Financial Products Corporation, to hedge its foreign currency exposure.

ITEM 4.  PROPERTY

      The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders report, attached as Exhibit 13.1 and the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.2.

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

      The Trust will not qualify as a wholly owned subsidiary of a head company as all of the units in the Trust are not owned, directly or indirectly, by a single holding company. Specifically, the Residual Capital Unit is held by an entity, which is not related to any consolidatable group of which the Residual Income Beneficiary may be a member. Accordingly, the joint and several liability rule will not apply to the Trust and will not affect the tax neutral status of the Trust.


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

b.    Exhibits

The   following documents are filed as part of this Annual Report:

1.    Exhibit 13.1: Noteholders Report for the July 17, 2003 payment date

2.    Exhibit 13.2: Aggregate Totals for Fiscal Year

3.    Exhibit 31:   Section 302 Certificate

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



                                          CRUSADE MANAGEMENT LIMITED


                                          /s/ G.M. Bartlett
                                          ---------------------------
                                          Name:  G.M. Bartlett
                                          Title: Director

Date: March 25, 2004

                                INDEX TO EXHIBITS


EXHIBIT NO.     DOCUMENT DESCRIPTION

    13.1:       Noteholders Report for the July 17, 2003 Payment date

    13.2:       Aggregate Totals for Fiscal Year

    31:         Section 302 Certificate

    99.1:       The Manager Officer's Certificate of Compliance

    99.2:       The Servicer Officer's Certificate of Compliance

    99.3:       Independent Auditors Annual Servicer's Compliance Certificate