Form 20-F
period 2003-09-30
CRUSADE MANAGEMENT LTD
filed 2004-03-26
CIK 1092858

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

For the period from September 15, 2003 to September 30, 2003.
Commission file number 333-107234

                           CRUSADE MANAGEMENT LIMITED
      In its capacity as Manager of the Crusade Global Trust No. 2 of 2003
                    Australian Business Number 49 508 085 159
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$1,430,000,000   Class A Mortgage Backed Floating Rate Notes due 2034 (the
"Notes")

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

PART I

Incorporation of Certain Documents by Reference................................1

Item 3: Selected Financial Information.........................................1

Item 4: Property...............................................................2

Item 7: Major Shareholders & Interest of Management and Related Parties
in Transaction.................................................................3

Item 9: Markets................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes......3

Item 11: Market Risks.........................................................13


PART II

Item 13: Defaults and Delinquencies...........................................13

Item 14 Material Modification to Rights of Security Holders...................13


PART III

Item 19: Financial Statements and Exhibits....................................14


EXHIBITS

Exhibit 31: Section 302 Certificate

Exhibit 99.1: The Officer's Certificate of Compliance of the Manager

Exhibit 99.2: The Officer's Certificate of Compliance of the Servicer

Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate

                                     PART 1

         This Report on Form 20-F relates to the Crusade Global Trust No. 2 of 2003 (the "Trust") and the Class A Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of September 16, 2003 (the "Note Trust Deed"), between Perpetual Trustees Consolidated Limited, as issuer trustee (the "Issuer Trustee"), Crusade Management Limited (the "Manager"), as Manager and Wilmington Trust Company, as note trustee (the "Note Trustee"). Capitalized terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus Supplement relating to the Notes.

         This Report on Form 20-F is the first Report for the Crusade Global Trust No.2of 2003 and reports on the period September 15, 2003 to September 30, 2003.

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


                 INCORPORTION OF CERTAIN DOCUMENTS BY REFERENCE

         The Manager generally incorporates by reference its Noteholders Reports, filed as periodic filings on Form 6-K, which contain all financial information related to the Trust relevant to the holders of the Notes (the "Noteholders"), pursuant to rule 12b-23 promulgated under the Securities Exchange Act of 1934, however, no such Noteholders Reports have been filed to date.

ITEM 3.    SELECTED FINANCIAL INFORMATION

         The Manager generally incorporates by reference as Exhibit 13, pursuant to Rules 12b-23 promulgated under the Securities Exchange Act of 1934 certain Noteholder Reports (the "Noteholder Reports"), however no quarterly Noteholder Reports filed on Form 6-K have been issued during the abbreviated period September 15, 2003 through September 30, 2003. Due to the abbreviated nature of the relevant time period and because no distributions were made, or owed to Noteholders before the end of the Manager's fiscal year on September 30, 2003, no relevant financial material or data has been prepared.

Currency Exchange

         A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 22, 2004 was US$0.7548 = A$1.00.

         Payments to Noteholders, however, are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap. The Trustee has entered into a currency swap with the Currency Swap Provider, JP Morgan Chase Bank, to hedge its foreign currency exposure.


ITEM 4.  PROPERTY

         The property of the Trust primarily consists of residential mortgage loans. Information concerning such property can be found in the quarterly Noteholders Report filed on Form 6-K following each quarterly Determination Date, however, no such report became due or was filed by the end of the period covered by this report (September 15, 2003 through September 30, 2003).

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


b.       Exhibits

               The following documents are filed as part of this Annual Report

               1.       Exhibit 31: Section 302 Certificate

               2.       Exhibit 99.1:  The Manager  Officer's  Certificate of
                        Compliance

               3.       Exhibit 99.2: The Servicer  Officer's  Certificate of
                        Compliance

               4. Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                CRUSADE MANAGEMENT LIMITED

                                                /s/ G.M. Bartlett
                                                ----------------------------
                                                Name:  G.M. Bartlett
                                                Title: Director

Date: March 25, 2004

                                INDEX TO EXHIBITS


EXHIBIT NO.    DOCUMENT DESCRIPTION

  31:          Section 302 Certificate

  99.1:        The Manager Officer's Certificate of Compliance

  99.2:        The Servicer's Officer's Certificate of Compliance

  99.3:        Independent Audits Annual Servicer's Compliance Certificate